THIS SILVER PURCHASE AGREEMENT dated as of the 2nd day of October, 2008,

BETWEEN:

SILVER WHEATON CORP., a corporation existing under the
laws of the Province of Ontario

(“Silver Wheaton”)

- and -

ELSA RECLAMATION & DEVELOPMENT COMPANY
LTD., a corporation existing under the laws of the Yukon Territory

(“ERDC”)

- and -

ALEXCO RESOURCE CANADA CORP., a corporation existing
under the laws of the Province of British Columbia

(“ARCC” and together with ERDC, the “Owners”)

- and -

ALEXCO RESOURCE CORP., a corporation existing under the
laws of the Province of British Columbia

(“Alexco”)

WITNESSES THAT:

     WHEREAS the Owners are the owners of the Mining Properties and are currently conducting, among other things, mine planning and design, equipment acquisition and site preparation and development activities at the Mining Properties with a goal of commencing commercial production at the Bellekeno Mining Properties by the Targeted Completion Date;

     AND WHEREAS the Owners have agreed to sell to Silver Wheaton, and Silver Wheaton has agreed to purchase from the Owners, an amount of refined silver equal to twenty-five percent (25%) of all Payable Silver produced from the Mining Properties for so long as silver is mined, produced, extracted or otherwise recovered from the Mining Properties, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Owners are wholly-owned Subsidiaries of Alexco;

     AND WHEREAS Alexco has agreed to guarantee the payment and performance of the covenants and obligations of the Owners under this Agreement;

     AND WHEREAS the Owners have agreed, and have agreed to cause each Existing Owner and Future Owner, to execute the Silver Wheaton Security Agreements and to grant, or cause each Existing Owner and Future Owner to grant, charges and security interests in the Project Assets as security for the obligations of the Owners under this Agreement;

     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

1.	Definitions

In this Agreement, including the recitals hereto:

(a)	“Additional Equity Contribution” has the meaning set out in Section 3(j)(i) of this Agreement.

(b)	“Additional Equity Contribution Restricted Account” has the meaning set out in Section 3(j)(i) of this Agreement.

(c)	“Additional Term” has the meaning set out in Section 7(b) of this Agreement.

(d)

“Affiliate” has, with respect to the relationship between two or more bodies corporate, the meaning given to it in the Business Corporations Act (British Columbia), and with respect to the relationship between two or more persons any of which are not bodies corporate, a person shall be deemed to be an Affiliate of another person if one of them is controlled by the same person.

(e)

“Agreement” means this silver purchase agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

(f)	“Alexco Assigning Party” has the meaning set out in Section 14(b) of this Agreement.

(g)	“Alexco Transfer” has the meaning set out in Section 14(a) of this Agreement.

(h)	“Annual Report” means a written report, in relation to any calendar year, detailing:

(i) the number of ounces of silver produced and recovered from the Mining Properties and delivered to an Offtaker in that calendar year;

(ii) the names and addresses of each Offtaker to which the silver referred to in subsection (i) above was delivered;

(iii) the number of ounces of Payable Silver which have resulted or which are estimated by the Owners to result from the silver referred to in sub-section (i) above;

(iv)

if necessary, an adjustment between any provisional number of ounces of Payable Silver specified in an Annual Report for a preceding calendar year and the final number of ounces of Payable Silver for that calendar year;

(v) [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY];

(vi) the remaining uncredited balance of the Deposit and a calculation of how the uncredited balance of the Deposit was reduced during that calendar year; and

(vii) a forecast, subject to appropriate qualifications and reservations, of the number of ounces of silver expected to be produced from the Mining Properties over the next five (5) years.

(i)	“Approved Project Costs” means any costs in respect of the Initial Project that are incurred by the Owners in accordance with the Development Plan.

(j)	“Arbitration Rules” means the rules of the British Columbia International Commercial Arbitration Centre.

(k)	“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of Alexco and Silver Wheaton, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of silver mined, produced, extracted or otherwise recovered from mining projects.

(l)

“Base Case Model” means the projected production, income and expenditures of the Owners, including the methodology used in making such projections (in respect of each calendar month for the period from the Effective Date to the Targeted Completion Date and in respect of each fiscal quarter thereafter), based on the Development Plan, Reserve and Resource Statement and prudent assumptions and agreed upon as the Base Case Model by the Owners and Silver Wheaton, each acting reasonably, for purposes of this Agreement.

(m)	“Bellekeno Mining Properties” means the Mining Properties set forth in Schedule “C” attached hereto.

(n)	“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia.

(o)	“Capacity Related Refund” has the meaning set out in Section 8(f) of this Agreement.

(p)

“Completion Test” means the operation of the Mine and the Mineral Processing Facility in accordance with all applicable laws, all applicable permits and licences and Prudent Operating Practices [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] to determine the average number of tons of ore extracted from the Mine and processed through the Mineral Processing Facility [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], as certified by the Independent Project Consultant.

(q)	“Confidential Information” has the meaning set out in Section 13(a) of this Agreement.

(r)

“Confirmation Certificate” means a written certificate of the Independent Project Consultant substantially in the form as Schedule "E" attached hereto, delivered in connection with a Payment Notice, confirming, among other things, that (A) after payment of the Approved Projects Costs set out in the Payment Notice, the Payments remaining to be paid by Silver Wheaton hereunder and the funds available to the Owners (including under the Project Credit Facilities) are sufficient to achieve Initial Completion by the Targeted Completion Date [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], and (B) the Approved Project Costs in respect of which the Owners are seeking a Payment are consistent with the Development Plan.

(s)	“Consent Agreements” has the meaning set out in Section 16(a)(v) of this Agreement.

(t)

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlled by” and “under common control with” have corresponding meanings.

(u)

“Cure Period” means a period of thirty (30) days following delivery by Silver Wheaton to the Owners of written notice of a breach or default described in Section 20(a)(i),(ii) or (iii) of this Agreement, or such longer period of time as Silver Wheaton may determine in its sole discretion.

(v)	“Default Fee” has the meaning set out in Section 20(b) of this Agreement.

(w)	“Deposit” has the meaning set out in Section 3(a) of this Agreement.

(x)	“Deposit Refund” means the remaining balance of the Deposit, if any, at the end of the Initial Term.

(y)	“Deposit Refund Notice” has the meaning set out in Section 3(h) of this Agreement.

(z)	"Development Plan" means a comprehensive plan for the Initial Project, in form and substance satisfactory to Silver Wheaton, acting reasonably, which, among other things, shall include the

Technical Study, the Base Case Model, the Reserve and Resource Statement and sets out in reasonable detail, the Initial Project, the budget and timetable for achieving Initial Completion, the source and application of funds required to achieve Completion and to thereafter operate and maintain the Mine, as such plan may be amended from time to time with the prior written consent of Silver Wheaton, such consent not to be unreasonably withheld.

(aa)	“Dispute Notice” has the meaning set out in Section 4(c)(i) of this Agreement.

(bb)	“Effective Date” means the date of this Agreement.

(cc)	“Encumbrances” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions and other encumbrances and adverse claims of every nature and kind.

(dd)

“Equity Contribution” means the capital cost of the Initial Project, as set forth in the initial Development Plan delivered by the Owners to Silver Wheaton under Section 3(d)(i) of this Agreement, less the aggregate amount of the Deposit and Permitted Initial Project Financing, if any.

(ee)	“Event of Default” has the meaning set out in Section 20(a) of this Agreement.

(ff)	“Existing Alexco Entity” means the Owners, Alexco and each of the Existing Owners.

(gg)	“Existing Owner” has the meaning set out in Section 16(a)(i) of this Agreement.

(hh)	“Existing Royalties” means the:

(i)

1.5% net smelter returns royalty payable by ERDC to the Government of Canada and the Government of Yukon in accordance with the Subsidiary Agreement dated February 7, 2006 among ERDC, Alexco, the Government of Canada and the Government of Yukon;

(ii) 1% net smelter returns royalty payable by ARCC to Springmount Operating Company Ltd. charging the Springmount Claims; and

(iii)

the underlying net proceeds interest royalties charging portions of the Springmount Claims or a net smelter returns royalty payable to AUR Resources Inc. as may be negotiated to settle such underlying net proceeds interest royalties.

(ii)	“Final Completion” means the Mine and Mineral Processing Facility have demonstrated the ability to achieve the Final Targeted Capacity based on a Completion Test.

(jj)	“Final Targeted Capacity” means at least 400 tonnes of ore per day.

(kk)	“First Review Date” means the date that is three (3) years after the date on which Final Completion is achieved.

(ll)	“First Tranche” has the meaning set out in Section 3(a) of this Agreement.

(mm)	“Fixed Charge” has the meaning set out in Section 16(a)(iv) of this Agreement.

(nn)	“Fixed Price” means US$3.90, subject to increase on the First Review Date and annually thereafter by one percent (1%) annually (compounded).

(oo)	“Future Owner” has the meaning set out in Section 16(a)(i) of this Agreement.

(pp)

“Future Project Financing” means senior debt financing granted by Senior Project Lenders, secured against the Project Assets, in an amount sufficient, including sufficient cost overrun and working capital facilities, together, with the Owners’ capital contribution or other sources of capital, for the purpose of constructing a mine and other ancillary facilities on, in, under, over all or any part of the Mining Properties other than the Initial Project.

(qq)	“GSA” means the General Security Agreement made as of April 16, 2006 among ERDC, the Government of Canada and the Government of Yukon.

(rr)	“Government of Canada” means Her Majesty the Queen in right of Canada, as represented by the Minister of Indian Affairs and Northern Development.

(ss)	“Government of Yukon” means the Government of the Yukon Territory, as represented by the Minister of Energy, Mines and Resources.

(tt)	“Guarantee” has the meaning set out in Section 16(a)(i) of this Agreement.

(uu)	“Guaranteed Obligations” has the meaning set out in Section 18(f)(i) of this Agreement.

(vv)

“Independent Project Consultant” means, to the extent necessary and appropriate in the opinion of Silver Wheaton, acting reasonably, the mining consultant independent of the Owners and their Affiliates retained by Silver Wheaton at the cost and expense of the Owners or its Affiliates and, so long as no Event of Default has occurred and is continuing, with the consent of Alexco (such consent not to be unreasonably withheld or delayed) or, if there are Senior Project Lenders, such independent mining consultant retained by or on behalf of the Senior Project Lenders; [PROPRIETARY TERMS - REDACTED FOR CONFIDENTIALITY].

(ww)

“Independent Project Consultant Initial Report” means a favourable report of the Independent Project Consultant addressed to Silver Wheaton as to such technical matters with respect to the Development Plan as Silver Wheaton shall reasonably request, including without limitation (i) compliance of the design and components with industry standards, (ii) the reasonability of certain operating assumptions upon which the Owners’ Base Case Model is based, (iii) the reasonability of the estimated capital costs and the procurement plan, and (iv) the feasibility of achieving Initial Completion by the Targeted Completion Date.

(xx)	“Initial Completion” means the Mine and Mineral Processing Facility have demonstrated the ability to achieve the Initial Targeted Capacity based on a Completion Test.

(yy)

“Initial Project” means the design, development, engineering, construction, equipping, testing, commissioning, management, operation, maintenance and repair of the Bellekeno Mining Properties and the extraction, production, recovery, sale, transportation, storage, processing and delivery of zinc, copper and by-product metals (including silver), in concentrate, doré bars or otherwise from such deposits in accordance with the Development Plan and the Material Project Contracts.

(zz)	“Initial Targeted Capacity” means at least 250 tonnes of ore per day.

(aaa)	“Initial Term” has the meaning set out in Section 7(a) of this Agreement.

(bbb)	“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within sixty (60) days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv) a resolution is passed for the winding-up or liquidation of it.

(ccc)

“Market Price” means the per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of Refined Silver by Alexco to [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY].

(ddd)	“Material Project Contracts” means the Mine Construction Contracts and all other agreements or contracts entered into by the Owners or any of their Affiliates material to the Initial Project.

(eee)

“Mine Construction Contracts” means all agreements entered into by the Owners or any of their Affiliates pertaining to the construction of the Initial Project, including the construction of the Mineral Processing Facility.

(fff)	“Mine” means the mine constructed on, in or under the Bellekeno Mining Properties.

(ggg)	“Mineral Offtake Agreement” means an agreement for the purchase and sale of Minerals or the delivery of Minerals for refining, and all amendments or addendums thereto.

(hhh)	“Mineral Processing Facility” means the mineral processing facility to be constructed by the Owners on the Mining Properties with a design throughput of at least 400 tonnes of ore per day.

(iii)

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

(jjj)	“Mining Equipment” means all present and after-acquired equipment and machinery used or acquired for use in connection with the Mining Properties, including the Mineral Processing Facility.

(kkk)

“Mining Properties” means the mineral rights listed in Schedule “A1” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action, the surface leases and fee simple lands appurtenant to the mineral rights listed in Schedule “A2” attached hereto and all accessions thereto and successions thereof, whether created privately or through governmental action.

(lll)	“Monthly Delivery Period” has the meaning set out in Section 8(b) of this Agreement.

(mmm)	“Monthly Payments” has the meaning set out in Section 3(a) of this Agreement.

(nnn)	“Monthly Report” means a written report in relation to a calendar month, detailing:

(i) the tonnes of ore milled at the Mineral Processing Facility;

(ii) the grade of ore milled at the Mineral Processing Facility;

(iii) the recovery rates;

(iv) the number of ounces of silver mined, produced, extracted or otherwise recovered from the Mining Properties and delivered to an Offtaker in that calendar month;

(v)

a reconciliation of production to sales to Silver Wheaton relating to: (1) the opening silver produced but not delivered and that is due to an Offtaker, (2) silver produced in the applicable period, (3) silver delivered to an Offtaker in the applicable period; and (4) the closing silver produced but not delivered and that is due to an Offtaker;

(vi) the names and addresses of each Offtaker to which the silver referred to in subsection (iv) above was delivered;

(vii) the provisional number of ounces of Payable Silver estimated to result from the silver referred to in subsection (iv);

(viii)

an adjustment between any provisional number of ounces of Payable Silver specified in a previous Monthly Report pursuant to subsection (vii) above for a preceding calendar month and the final determination of the number of ounces of Payable Silver for that preceding calendar month;

(ix) a list of all provisional invoices outstanding at the end of that calendar month for which a final invoice has not been issued; and

(x)

with respect to a Monthly Report relating to a month that ends on a calendar quarter, a forecast of expected silver production from the Mining Properties for the next four (4) quarters, including, without limitation, the information described in the sub-clauses above.

(ooo)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

(ppp)	“Offtaker” means the party to a Mineral Offtake Agreement that purchases Minerals from the Owners or takes delivery of Minerals from the Owners for refining.

(qqq)	“Onek Mining Properties” means the Mining Properties set forth in Schedule “H” attached hereto.

(rrr)	“Other Properties” has the meaning set out in Section 9(b) of this Agreement.

(sss)	“Outside Completion Date” means the date that is forty-two (42) months after the Targeted Completion Date.

(ttt)	“Owners’ Dispute Notice” has the meaning set out in Section 3(h) of this Agreement.

(uuu)	“Parties” means the parties to this Agreement.

(vvv)

“Payable Silver” means the number of ounces of silver mined, produced, extracted or otherwise recovered from the Mining Properties, less the number of ounces of silver deducted on account of the processing of such silver into Refined Silver, for which net number of ounces the Owners receive payment or Refined Silver from an Offtaker pursuant to and in accordance with any Mineral Offtake Agreement.

(www)	“Payments” has the meaning set out in Section 3(a) of this Agreement.

(xxx)	“Payment Notice” means a written notice given by the Owners to Silver Wheaton in the form as Schedule "D" attached hereto.

(yyy)	“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

	(i)	inchoate or statutory liens for taxes or utilities not at the time overdue;

	(ii)	any reservations or exceptions contained in the original grants of land and the terms of any lease in respect of any Mining Properties comprising the Mining Properties;

(iii)

minor discrepancies in the legal description of the Mining Properties or any adjoining Mining Properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties by Alexco for the purpose of conducting and carrying out mining operations thereon;

(iv)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties by Alexco for the purpose of conducting and carrying out mining operations thereon;

	(v)	the Existing Royalties;

	(vi)	Encumbrances in favour of the Government of Canada and the Government of Yukon granted under the GSA; and

	(vii)	Encumbrances in favour of Senior Project Lenders as security for the payment and performance, when due, of obligations of the Owners under any Project Credit Facility.

(zzz)

“Permitted Initial Project Financing” means senior debt financing granted by Senior Project Lenders, secured against [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], in an amount sufficient, including a sufficient cost overrun and working capital facilities, for the purpose of constructing the Initial Project.

(aaaa)

“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

(bbbb)	[PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY].

(cccc)

“Prime” means the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its "US Base Rate" of interest for commercial loans in Canada denominated in United States dollars, provided that, if, for any reason, The Bank of Nova Scotia is no longer in operation then one of the three (3) largest chartered Canadian banks (based on assets), at the sole discretion of Silver Wheaton, shall be substituted therefore and this definition shall apply mutatis mutandi to such substitute bank.

(dddd)

“Prior Ranking Permitted Encumbrances” means (i) Permitted Encumbrances granted to Senior Project Lenders as security for the payment and performance, when due, of obligations of the Owners under any Project Credit Facility to the extent that they rank prior to the Encumbrances in favour of Silver Wheaton granted under the Silver Wheaton Security Agreements pursuant to any subordination agreement entered into pursuant to Section 16(e) or any inter-creditor agreement entered into pursuant to Section 16(f); (ii) Permitted Encumbrances that are statutory liens that secure payment of obligations not at the time overdue and rank prior to the Silver Wheaton Security Agreements by reason of the legislation creating the lien; (iii) Encumbrances that are common law liens that secure payment of obligations not at the time overdue that pursuant to common law rank

9

ahead of the Silver Wheaton Security Agreements; and (iv) other than in circumstances where Prior Ranking Permitted Encumbrances is used in reference to the ranking of security interests, those Permitted Encumbrances set forth in sub-paragraphs (i)-(v) of Section 1(yyy).

(eeee)	“Project Assets” means the Mining Properties, the Mining Equipment and all other present and after-acquired personal property, used or acquired for use in connection with the Mining Properties.

(ffff)

“Project Credit Facility” means any credit facility with Senior Project Lenders in favour of any Existing Alexco Entities that evidences Permitted Initial Project Financing or Future Project Financing, as the case may be.

(gggg)

“Prudent Operating Practices” means those practices, methods and techniques that are commonly used by the Owners and other first tier firms in the international metal mining industry for the sound and efficient operation and maintenance of their metal mining operations and processing facilities.

(hhhh)	“Receiving Party” has the meaning set out in Section 13(a) of this Agreement.

(iiii)	“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

(jjjj)	“Relevant Jurisdictions” has the meaning set out in Section 3(b)(i) of this Agreement.

(kkkk)

“Relevant Payable Silver” means the provisional number of ounces of Payable Silver estimated to result from silver mined, produced, extracted or otherwise recovered from the Mining Properties and delivered to an Offtaker in the applicable calendar month, plus or minus, as the case may be, an adjustment between any provisional number of ounces of Payable Silver specified for a preceding calendar month and the final determination of the number of ounces of Payable Silver for that preceding calendar month.

(llll)

“Reserve and Resource Statement” means a statement prepared by the Owners and confirmed by the Independent Project Consultant, setting out the number of tonnes of ore and metal grades of Reserves and/or Resources as updated by the Owners in accordance with this Agreement from time to time; provided that such statement shall at a minimum set forth measured and indicated resources (as such terms are defined in and incorporated under NI 43-101 by the Canadian Institute of Mining, Metallurgy and Petroleum) of the Bellekeno Mining Properties.

(mmmm)

“Reserves” means proven and probable reserves (as such terms are defined in and incorporated under NI 43-101 by the Canadian Institute of Mining, Metallurgy and Petroleum) of the Bellekeno Mining Properties.

(nnnn)

“Resources” means measured, indicated and inferred resources (as such terms are defined in and incorporated under NI 43-101 by the Canadian Institute of Mining, Metallurgy and Petroleum) of the Bellekeno Mining Properties.

(oooo)	“Second Tranche” has the meaning set out in Section 3(a) of this Agreement.

(pppp)	“Security Agreement” has the meaning set out in Section 16(a)(iii) of this Agreement.

(qqqq)	“Security Reduction Date” means the date on which the Deposit is reduced to nil.

(rrrr)	“Senior Project Lenders” has the meaning set out in Section 16(e) of this Agreement.

(ssss)	“Share Pledge Agreement” has the meaning set out in Section 16(a)(ii) of this Agreement.

(tttt)	“Shareholder” has the meaning set out in Section 16(a)(i) of this Agreement.

10

(uuuu)	“Shares of ERDC” means all of the issued and outstanding shares in ERDC.

(vvvv)	“Silver in Process” has the meaning set out in Section 16(f)(ii) of this Agreement.

(wwww)	“Silver Proceeds” has the meaning set out in Section 16(f) of this Agreement.

(xxxx)	“Silver Purchase Price” has the meaning set out in Section 5(h) of this Agreement.

(yyyy)

“Silver Wheaton Security Agreements” means, collectively, the Guarantees, Security Agreements, Fixed Charges, Share Pledge Agreements and Consent Agreements which are to be executed and delivered to Silver Wheaton from time to time pursuant to this Agreement.

(zzzz)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(aaaaa)	“Subsidiary” of any person means:

(i)

any corporation of which more than fifty percent (50%) of the issued and outstanding equity securities having ordinary voting power to elect a majority of the directors of the corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of such contingency) is at the time directly or indirectly owned or controlled by such person, by such person and one or more of its other subsidiaries or by one or more of such person’s other subsidiaries;

(ii)

any partnership, joint venture, limited liability company or other association of which more than fifty percent (50%) of the equity interest having the power to vote, direct or control the management of such partnership, joint venture or other association is at the time owned and controlled by such person, by such person and one or more other subsidiaries or by one or more of such person’s other subsidiaries; or

(iii)	any other person included in the financial statements of such person on a consolidated basis.

(bbbbb)	“Targeted Completion Date” means the date by which Initial Completion is scheduled to be achieved pursuant to the initial Development Plan, which date shall not be later than July 1, 2010.

(ccccc)

“Technical Study” means a detailed technical report in form and substance sufficient to permit the Owners, acting reasonably, to make a decision to bring a deposit of Minerals in the Bellekeno Mining Properties into commercial production, and showing that the placing of any part of the Bellekeno Mining Properties into commercial production is feasible and should be profitable and will include a reasonable assessment of all relevant issues including, the various categories of ore reserves and resources and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Bellekeno Mining Properties into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations and including, without limitation, the following:

	(a)	a description of that part of the Bellekeno Mining Properties to be covered by the proposed Mine;

	(b)	the estimated recoverable reserves and resources of Minerals and the estimated composition and content thereof;

	(c)	the proposed procedure for development, mining and production;

	(d)	results of ore amenability treatment tests, if any;

11

(e)

the nature and extent of the facilities proposed to be acquired or constructed, which may include mill facilities if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study will also include a preliminary design for such mill;

(f)

the total costs, including capital budget, which are reasonably expected to be required to purchase, construct and install all structures, machinery and equipment required for the proposed Mine, including a schedule of timing of such requirements;

(g)	environmental impact studies and costs of implementation;

(h)	the period in which it is proposed the proposed Mine will be brought to commercial production;

(i)	such other data and information as are reasonably relevant to justify development of a mine, taking into account relevant business, tax and other economic considerations; and

(j)	detailed operating cost estimates, including initial working capital or working capital requirements for such longer period as may be reasonably justified in the circumstances.

(ddddd)	“Termination Notice” has the meaning set out in Section 7(b) of this Agreement.

(eeeee)	“Time of Delivery” has the meaning set out in Section 5(d) of this Agreement.

(fffff)

“Water Licence” means the Class A Water Licence for and in respect of the Mine and Mineral Processing Facility issued by the Yukon Water Board as established under the Waters Act (Yukon) or any subsequent entity that may be granted similar jurisdiction.

2.	Purchase and Sale of Refined Silver

(a)

Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, the Owners hereby agree to sell to Silver Wheaton, and Silver Wheaton hereby agrees to purchase from the Owners, an amount of Refined Silver equal to twenty-five percent (25%) of the amount of Payable Silver produced from the Mining Properties, free and clear of all Encumbrances.

(b)

The Owners shall not be obliged to sell and deliver to Silver Wheaton the Refined Silver resulting from silver mined, produced, extracted or otherwise recovered from the Mining Properties. The Owners’ obligation to sell and deliver Refined Silver under this Agreement shall be solely to sell and deliver Refined Silver in an amount equal to twenty-five percent (25%) of the amount of Payable Silver produced from the Mining Properties in a manner consistent with the terms of this Agreement.

(c)	The Owners shall not sell to Silver Wheaton at any time during the term of this Agreement any Refined Silver that has been directly or indirectly purchased on a commodities exchange.

3.	Deposit

(a)

Subject to the terms and conditions hereof, Silver Wheaton hereby agrees to pay to the Owners US$50,000,000 (the “Deposit”) in consideration for the sale and delivery of Refined Silver under this Agreement. Silver Wheaton shall pay US$5,000,000 of the Deposit (the “First Tranche”) to the Owners upon the satisfaction and fulfillment of each of the conditions set out in Section 3(b). Silver Wheaton shall pay US$10,000,000 of the Deposit (the “Second Tranche”) to the Owners upon satisfaction and fulfillment of each of the conditions set out in Section 3(c). Silver Wheaton shall pay the balance of the Deposit to the Owners in monthly payments (the “Monthly Payments” and together with the First Tranche, the “Payments”) upon the satisfaction and fulfillment of each of the conditions set out in Sections 3(d) and (e). The Deposit shall be paid by Silver Wheaton to the

12

Owners by wire transfer, in immediately available funds, to a bank account designated in writing by the Owners.

(b)	Silver Wheaton shall pay the Owners the First Tranche within five (5) Business Days after the satisfaction and fulfillment of each of the following conditions:

(i)

the Existing Alexco Entities shall have executed and delivered the Silver Wheaton Security Agreements (other than the Consent Agreements) to Silver Wheaton and made, or arranged for, all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”), and shall have done all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Encumbrances created by the Silver Wheaton Security Agreements and to have such Encumbrances rank prior to all other Encumbrances on the Project Assets, other than Prior Ranking Permitted Encumbrances;

(ii)

the Government of Canada and the Government of Yukon shall have agreed pursuant to Section 1.17 of the GSA to enter into a subordination agreement with Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, whereby the security interest created under the GSA shall be subordinated to the security interests created under the Silver Wheaton Security Agreements;

(iii) [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY];

(iv)

Silver Wheaton shall be satisfied, acting reasonably, that none of the agreements registered against title to the Mining Properties will limit, restrict or impair (1) the Owners from performing, fulfilling and satisfying its covenants and obligations under this Agreement, or (ii) Silver Wheaton from enforcing its rights and remedies under this Agreement or any of the Silver Wheaton Security Agreements;

(v)

Silver Wheaton shall have received a certificate of a senior officer of each Existing Alexco Entity, in form and substance satisfactory to Silver Wheaton, acting reasonably, as to the constating documents of each Existing Alexco Entity, the resolutions of the board of directors or other comparable authority of each Existing Alexco Entity authorizing the execution, delivery and performance of the agreements to which it is a party and the transactions contemplated thereby, the names, positions and true signatures of the persons authorized to sign the agreements to which it is a party, and such other matters pertaining to the transactions contemplated hereby as Silver Wheaton may reasonably require;

(vi)

Silver Wheaton shall have received a certificate of good standing, certificate of status or other like certificate issued by the relevant governmental authority in respect of each Existing Alexco Entity;

(vii)

Silver Wheaton shall have received favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from legal counsel to the Existing Alexco Entities as to, among other things: (1) the legal status of the Existing Alexco Entities; (2) the authority of the Existing Alexco Entities to execute and deliver this Agreement and the Silver Wheaton Security Agreements; (3) the execution and delivery of this Agreement and the Silver Wheaton Security Agreements and the enforceability thereof against the Existing Alexco Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Encumbrances created by the Silver Wheaton Security Agreements; (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with a financing secured by Encumbrances on any of the Project Assets; and (6) title to the Bellekeno Mining Properties and the Onek Mining Properties; and

13

(viii)

as of the date on which payment of the First Tranche is made the Owners and Alexco shall certify to Silver Wheaton that, (A) all of the representations and warranties made by the Owners and Alexco pursuant to this Agreement are true and correct in all material respects on and as of such date; and (B) none of the Existing Alexco Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Silver Wheaton Security Agreements or under any Permitted Initial Project Financing or the GSA.

If the conditions set forth in this Section 3(b) have not been satisfied on or before the date that is ninety (90) days from the Effective Date, then Silver Wheaton shall have the right to terminate this Agreement upon written notice to the Owners without any liability.

(c)	Silver Wheaton shall pay the Owners the Second Tranche within five (5) Business Days after the satisfaction and fulfillment of each of the following conditions:

	(i)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY];

(ii)

Silver Wheaton shall have received favourable opinions, in form and substance satisfactory to Silver Wheaton, acting reasonably, from legal counsel to the Existing Alexco Entities as to title to the Mining Properties other than the Bellekeno Mining Properties and those Mining Properties that constitute the Onek deposit; and

(iii)

as of the date on which payment of the Second Tranche is made the Owners and Alexco shall certify to Silver Wheaton that, (A) all of the representations and warranties made by the Owners and Alexco pursuant to this Agreement are true and correct in all material respects on and as of such date; and (B) none of the Existing Alexco Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Silver Wheaton Security Agreements or under any Permitted Initial Project Financing or the GSA.

If the conditions set forth in this Section 3(c) have not been satisfied on or before the date that is ninety (90) days from the Effective Date, then, in addition to its rights and remedies under Section 20, Silver Wheaton shall have the right to terminate this Agreement upon written notice to the Owners without any liability.

(d)

Silver Wheaton shall commence paying the balance of the Deposit and pay the first Monthly Payment to meet the Owners’ monthly capital expenditures paid or accrued and relating to the construction of the Initial Project within five (5) Business Days after the satisfaction and fulfillment of each of the following conditions in accordance with the terms of this Agreement:

	(i)	Silver Wheaton shall have received the Development Plan and the Independent Project Consultant Initial Report;

	(ii)	Silver Wheaton shall have received certified copies, and be satisfied with the form and substance of, the Material Project Contracts;

	(iii)	the Owners shall have, and shall have caused each of the other parties thereto to, enter into the Consent Agreements;

(iv)

the Independent Project Consultant shall have confirmed that the Owners have obtained and received all necessary permits, licenses, certificates, registrations and authorizations to achieve Initial Completion and thereafter operate the Mine in accordance with the Development Plan, other than the Water Licence, as are reasonably considered necessary and appropriate to have received given the current stage of development and construction of the Initial Project and the Approved Project Costs described in the Payment Notice;

14

(v)

the Independent Project Consultant shall have confirmed that it is reasonably anticipated that the Owners will obtain and receive, in a timely fashion and in the ordinary course, all remaining necessary permits, licenses, certificates, registrations and authorizations to achieve Initial Completion within the time-frame required under the current Confirmation Certificate and thereafter operate the Mine in accordance with the Development Plan, other than the Water Licence;

(vi)

the Independent Project Consultant shall have certified to Silver Wheaton that an application for the Class A Water Licence for the Initial Project has been submitted by an Owner to the Yukon Water Board and is reasonably anticipated to be issued in a timely fashion in the ordinary course no later than December 31, 2010;

(vii)

Silver Wheaton shall have received a Payment Notice from the Owners setting out the Approved Project Costs that the first Monthly Payment will be applied to and a Confirmation Certificate of the Independent Project Consultant relating thereto;

	(viii)	Silver Wheaton shall be satisfied that the Equity Contribution has been made and applied towards Approved Project Costs;

(ix)

the Owners shall have provided evidence satisfactory to Silver Wheaton, acting reasonably, that the aggregate principal amount of loans and advances available under Project Credit Facilities, when added to unpaid portion of the Deposit and any Additional Equity Contributions, is sufficient to achieve Initial Completion by the Targeted Completion Date and that all material conditions precedent to obtaining such loans and advances shall have been satisfied or waived; and

(x)

as of the date on which the first Monthly Payment is made, the Owners and Alexco shall certify to Silver Wheaton that, (A) all of the representations and warranties made by the Owners and Alexco pursuant to this Agreement are true and correct in all material respects on and as of such date; and (B) none of the Existing Alexco Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Silver Wheaton Security Agreements or any Permitted Initial Project Financing or the GSA.

If the conditions set forth in this Section 3(d) have not been satisfied on or before December 31, 2009, then, in addition to its rights and remedies under Section 20, Silver Wheaton shall have the right to terminate this Agreement upon written notice to the Owners without any liability.

(e)

After the first Monthly Payment has been made, and subject to the terms of this Agreement, Silver Wheaton shall pay to the Owners Monthly Payments within five (5) Business Days after the satisfaction and fulfillment of each of the following conditions:

(i)

Silver Wheaton shall have received a Payment Notice from the Owners in a calendar month following the calendar month in which Silver Wheaton last made a Monthly Payment, setting out the Approved Project Costs that the next Monthly Payment will be applied to and a Confirmation Certificate (with the Targeted Completion Date being read as the Outside Completion Date) of the Independent Project Consultant relating thereto; and

(ii)

the Owners shall have certified to Silver Wheaton that, as of the date of the Payment Notice and the date on which the requested Monthly Payment is made, (A) all of the representations and warranties made by the Owners and Alexco pursuant to this Agreement are true and correct in all material respects on and as of such dates; and (B) none of the Existing Alexco Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Silver Wheaton Security Agreements or any Permitted Initial Project Financing or the GSA.

15

(f)	Prior to Initial Completion, the Owners shall expend all Payments it receives pursuant to this Agreement to finance the Initial Project.

(g)	Alexco shall promptly notify Silver Wheaton in writing of any material departure from or proposed change to the Development Plan.

(h)

If, by the expiry of the Initial Term, the Owners have not sold and delivered to Silver Wheaton an amount of Refined Silver sufficient to reduce the uncredited balance of the Deposit to nil, then Silver Wheaton shall notify the Owners of such failure and shall provide the Owners with its calculation of the Deposit Refund (the “Deposit Refund Notice”). The Parties agree that the uncredited balance of the Deposit shall remain refundable until it is reduced to nil and that the Deposit shall be reduced upon each delivery of Refined Silver from the Owners to Silver Wheaton in an amount equal to (i) the number of ounces of Refined Silver sold and delivered to Silver Wheaton multiplied by (ii) the excess, if any, of the Market Price over the Fixed Price. The Owners shall have the right to dispute the accuracy of any item in Silver Wheaton’s calculation of the Deposit Refund by delivering written notice of such dispute (the “Owners’ Dispute Notice”) to Silver Wheaton within thirty (30) days from the delivery of the Deposit Refund Notice. If the Owners’ have not delivered the Owners’ Dispute Notice within such thirty (30) day period, then it will be deemed to have agreed with Silver Wheaton’s calculation of the Deposit Refund. If Silver Wheaton and the Owners are unable to resolve the dispute with respect to the calculation of the Deposit Refund within ninety (90) days from the delivery of the Owners’ Dispute Notice, then the dispute shall be settled in accordance with the arbitration provisions set forth in Section 17.

(i)

The Owners shall pay the Deposit Refund (without interest) to Silver Wheaton by wire transfer, in immediately available funds, to a bank account designated in writing by Silver Wheaton within thirty (30) days after the delivery of the Deposit Refund Notice, or if the Owners dispute the accuracy of any item in Silver Wheaton’s calculation of the Deposit Refund, within thirty (30) days of the dispute being settled or resolved in accordance with the terms hereof.

(j)

[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. If an Independent Project Consultant certifies to Silver Wheaton that the estimated remaining capital costs of the Initial Project, based upon the Development Plan are:

(i)

more than the aggregate unspent balance of the Equity Contribution, the Deposit, the Permitted Initial Project Financing and any Additional Equity Contribution (as hereinafter defined) then the Owners shall forthwith deposit a sum equal to such excess (the “Additional Equity Contribution”) into a restricted account (the “Additional Equity Contribution Restricted Account”) before any further advance of the Deposit, which funds shall only be used by the Owners either to pay the capital costs of constructing the Initial Project in accordance with the Development Plan and in priority to any further advance of the Deposit or in accordance with sub-paragraph (ii) below; or

(ii)

less than the aggregate unspent balance of the Equity Contribution, the Deposit, the Permitted Initial Project Financing and any Additional Equity Contribution, then the Owners shall be permitted to withdraw a sum equal to such shortfall from the balance, if any, in the Additional Equity Contribution Restricted Account;

and such adjustments shall take place from time to time, as required. Furthermore, Silver Wheaton acknowledges that if the Owners or any of their Affiliates arrange Permitted Initial Project Financing and subsequently choose to pay out any Permitted Initial Project Financing prior to same being fully advanced, then the Owners shall be required to advance any unadvanced sum under the Permitted Initial Project Financing and if the entirety of the Permitted Initial Project Financing is unadvanced, then the Owners shall be required to fund that amount in its entirety as an Additional Equity Contribution before any further advance of the Deposit. If the Initial Project reaches Initial Completion and any portion of the Deposit remains unadvanced, and provided that an Independent

16

Project Consultant certifies that the Mineral Processing Facility is capable of achieving the Final Targeted Capacity, then such portion shall be forthwith advanced to the Owners; otherwise such amount shall be advanced to the Owners once the Initial Project reaches Final Completion.

4.	Reporting Requirements

(a)

From and after the first calendar month during which silver is mined, produced, extracted or otherwise recovered from the Mining Properties, the Owners shall deliver to Silver Wheaton a Monthly Report on or before the fifth (5th) Business Day after the last day of each calendar month.

(b)

From and after the first calendar year during which silver is mined, produced, extracted or otherwise recovered from the Mining Properties, the Owners shall deliver to Silver Wheaton an Annual Report on or before thirty (30) days after the last day of each calendar year.

(c)	If Silver Wheaton disputes an Annual Report:

(i)

Silver Wheaton shall notify the Owners in writing within six (6) months from the date of delivery of that Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Dispute Notice”);

(ii)

Silver Wheaton and the Owners shall have thirty (30) days from the date the Dispute Notice is delivered by Silver Wheaton, in accordance with the notice provisions set out in Section 21(h), to resolve the dispute. If Silver Wheaton and the Owners have not resolved the dispute within such thirty (30) day period, then Silver Wheaton shall have the right to require the Owners to deliver an Auditor’s Report;

(iii)

if the Auditor’s Report concludes that the number of ounces of silver mined, produced, extracted or otherwise recovered from the Mining Properties varies by five percent (5%) or less from the number of ounces of silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Silver Wheaton;

(iv)

if the Auditor’s Report concludes that the number of ounces of silver mined, produced, extracted or otherwise recovered from the Mining Properties varies by more than five percent (5%) from the number of ounces of silver set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of the Owners; and

(v)

if either Silver Wheaton or the Owners disputes the Auditor’s Report and such dispute is not resolved between the Parties within ten (10) days after the date of delivery of the Auditor’s Report, then such dispute shall be resolved by arbitration in accordance with the arbitration provisions set out in Section 17.

5.	Delivery and Payment

(a)	[PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY].

(b)	The Owners shall sell and deliver to Silver Wheaton all Refined Silver to be sold and delivered under this Agreement [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY].

(c)	The Owners shall notify Silver Wheaton in writing at least one (1) Business Day before any delivery [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY]:

(i) the number of ounces of Refined Silver to be delivered and credited; and

(ii) the estimated date and time of delivery and credit.

17

(d)	Delivery of Refined Silver to Silver Wheaton shall be deemed to have been made at the time Refined Silver is credited to [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY]

(the “Time of Delivery”).

(e)	Title to, and risk of loss of, Refined Silver shall pass from the Owners to Silver Wheaton at the Time of Delivery.

(f)	All costs and expenses pertaining to the delivery and credit [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY] shall be borne by the Owners.

(g)

At the Time of Delivery, the Owners shall deliver to Silver Wheaton an invoice setting out (i) the number of ounces of Refined Silver so credited and (ii) the Silver Purchase Price for such Refined Silver.

(h)

From and after the Effective Date, Silver Wheaton shall pay to the Owners a purchase price for each ounce of Refined Silver sold and delivered by the Owners to Silver Wheaton under this Agreement (the “Silver Purchase Price”) equal to:

(i)

prior to the Security Reduction Date, the Market Price payable in cash; provided that if the Market Price is greater than the Fixed Price, then an amount equal to the Fixed Price will be payable to the Owners in cash for each ounce of Refined Silver sold and delivered by the Owners to Silver Wheaton under this Agreement and the amount equal to the difference between the Market Price and the Fixed Price multiplied by the number of ounces of Refined Silver at the time of each sale and delivery shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

	(ii)	from and after the Security Reduction Date, the lesser of the Fixed Price and the Market Price payable in cash.

Payment by Silver Wheaton for each shipment of Refined Silver shall be made promptly and in any event not later than five (5) Business Days after:

	(iii)	credit of Refined Silver [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY]; and

	(iv)	receipt of an invoice for each such credit.

(i)

If Silver Wheaton disputes the accuracy of any invoice, it shall notify the Owners within six (6) months from the earlier of (i) the date of receipt by Silver Wheaton of such invoice and (ii) the date of credit [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY] of the relevant shipment of Refined Silver.

(j)

All payments for Refined Silver by Silver Wheaton to the Owners shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the Owners in writing from time to time, without deduction or set-off.

(k)

Subject to the dispute of any payment in accordance with Section 17, any payment not made on or by the applicable payment date referred to in this Section 5 shall incur interest until such payment is made at a rate equal to [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. In addition to the foregoing, if Silver Wheaton has not made any payment on or by the applicable payment date referred to in this Section 5 from and after the date that is thirty (30) days following delivery by the Owners to Silver Wheaton of notice of such non-payment, then the Owners shall have the right to set off against any such non-payment (including interest) and withhold from future delivery to Silver Wheaton an amount of Refined Silver equal in value to such non-payment (including interest). For the purposes of this Section 5(k), any amount of Refined Silver set off and

18

withheld against any non-payment amount shall be valued at the per ounce price of silver in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date that such amount of Refined Silver would have been credited [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY] in accordance with this Section 5 but for such non- payment. In addition, Silver Wheaton shall be required to pay the Silver Purchase Price on any amount of Refined Silver set off and withheld by Alexco against any such non-payment by Silver Wheaton.

(l)

Notwithstanding anything to the contrary contained in this Agreement, in the event of any total or partial loss of or damage to a shipment of any Minerals to an Offtaker prior to delivery of any such shipment to an Offtaker, the Owners shall be required to sell and deliver to Silver Wheaton an amount of Refined Silver equal to (i) twenty-five percent (25%) of the amount of Payable Silver contained in the Owners’ provisional invoice to the Offtaker, or (ii) twenty-five percent (25%) of the amount of silver for which the Owners receive final payment from the Offtaker, whichever is greater, provided that except to the extent that at the time of such loss or damage any delivery of silver in respect of such shipment has already been made pursuant to Section 5(l)(i) above, the obligation of the Owners to sell and deliver such amount of Refined Silver to Silver Wheaton shall be performed no later than the earlier of receipt by the Owners of insurance proceeds in respect of such loss or one- hundred and twenty (120) days following such loss. The Owners shall promptly notify Silver Wheaton of any loss of or damage to a shipment of Minerals to an Offtaker.

6.	Mineral Offtake Agreements

The Owners shall not enter into any Mineral Offtake Agreement that includes the sale and purchase of silver produced from the Mining Properties or delivery of silver produced from the Mining Properties for refining, or amend or modify any such Mineral Offtake Agreement, unless the percentage of Payable Silver agreed to in any such Mineral Offtake Agreement is [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] of the silver content delivered under any such Mineral Offtake Agreement; provided that the percentage of Payable Silver may be less than [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] only if Alexco can provide evidence satisfactory to Silver Wheaton, acting reasonably, that market conditions at the time are such that a Payable Silver rate [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] is no longer standard or customary for concentrates similar in make-up and quality to those derived from the Mining Properties. Alexco shall notify Silver Wheaton in writing when it commences discussions or negotiations to enter into a new Mineral Offtake Agreement that includes the sale and purchase of silver produced from the Mining Properties or delivery of silver produced from the Mining Properties for refining, and Alexco shall provide Silver Wheaton with the proposed terms of any such agreement that pertain to the sale and purchase of silver or the delivery of silver for refining prior to entering into any such Mineral Offtake Agreement.

7.	Term

(a)

The term of this Agreement shall commence on the Effective Date and, subject to Section 7(b) and Section 8, shall continue until the date that is forty (40) years after the Effective Date (the “Initial Term”).

(b)

Silver Wheaton may terminate this Agreement at the end of the Initial Term by providing the Owners, prior to the expiry of the Initial Term, with written notice of its intention to terminate (a “Termination Notice”). If Silver Wheaton has not provided a Termination Notice prior to the expiry of the Initial Term, then this Agreement shall continue in force for successive ten (10) year periods (each, an “Additional Term”) unless and until an Additional Term is terminated in accordance with Section 7(c).

(c)	Silver Wheaton may terminate an Additional Term by providing the Owners, prior to the end of such Additional Term, with written notice of its intention to terminate the Additional Term.

19

8.	Completion Guarantee

(a)	The Owners shall cause the Initial Project to be constructed in accordance with the Development Plan.

(b)

The Owners shall perform and complete a Completion Test as and when determined by them[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. If Initial Completion is achieved on or prior to [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the remainder of this Section 8(b) shall not apply. If Initial Completion has not been achieved [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] but the results of the last completed Completion Test [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the Owners shall pay Silver Wheaton, by the delivery, within five (5) Business Days of the end of [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] prior to Initial Completion being achieved (each an "Initial Monthly Delivery Period"), an amount of Refined Silver equal to the Refined Silver that would have otherwise been delivered to Silver Wheaton during each Initial Monthly Delivery Period if Initial Completion had been achieved. For purposes of determining the amount of Refined Silver that would have otherwise been delivered to Silver Wheaton during an Initial Monthly Delivery Period, the Refined Silver due to Silver Wheaton pursuant to Section 5(a) shall be multiplied by a fraction the numerator of which will be the Initial Targeted Capacity and the denominator of which will be the average daily throughput capacity achieved during the last completed Completion Test. For greater certainty and the avoidance of any doubt, if the Owners are required to sell and deliver Refined Silver to Silver Wheaton under this Section 8(b), then they shall not be required to sell and deliver Refined Silver to Silver Wheaton under Section 5(a) and the remainder of Section 5 shall continue to apply.

(c)

If the Owners do not perform and complete a Completion Test [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the Mine will be deemed to have extracted, and the Mineral Processing Facility will be deemed to have processed, an average of 0 tons of ore per day

[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. If at any time during the period that is [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] the Owners perform and complete a Completion Test with results that are [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then Section 20(a)(ii) shall apply, unless prior to Silver Wheaton exercising its rights under Section 20(b), the Owners perform and complete a subsequent Completion Test with results that are [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(d)

The Owners shall perform and complete a Completion Test as and when determined by them, [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. If Final Completion is achieved on or prior to [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the remainder of this Section 8(d) and Section 8(e) shall not apply. If Final Completion has not been achieved [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] but the results of the last completed Completion Test [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the Owners shall pay Silver Wheaton, by the delivery, within five (5) Business Days of the end of each of [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] being achieved (each a "Final Monthly Delivery Period"), an amount of Refined Silver equal to the Refined Silver that would have otherwise been delivered to Silver Wheaton during each Final Monthly Delivery Period if Final Completion had been achieved. For purposes of determining the amount of Refined Silver that would have been delivered to Silver Wheaton during a Final Monthly Delivery Period, the Refined Silver due to Silver Wheaton pursuant to Section 5(a) shall be multiplied by a fraction the numerator of which will be the Final Targeted Capacity and the denominator of which will be the average daily throughput capacity achieved during the last completed Completion Test. For greater certainty and the avoidance of any doubt, if the Owners are required to sell and deliver Refined Silver to Silver Wheaton under this Section 8(d),

20

then they shall not be required to sell and deliver Refined Silver to Silver Wheaton under Section 5(a) and the remainder of Section 5 shall continue to apply.

(e)

If the Owners do not perform and complete a Completion Test [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then the Mine will be deemed to have extracted, and the Mineral Processing Facility will be deemed to have processed, an average of 0 tons of ore per day [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. If, at any time during the period between the date that is [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] the date that is the Outside Completion Date, the Owners perform and complete a Completion Test with results that are [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY], then Section 20(a)(iii) shall apply, unless prior to Silver Wheaton exercising its rights under Section 20(b), the Owners perform and complete a subsequent Completion Test with results that are [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(f)

If Final Completion has not been achieved on or prior to the Outside Completion Date, the Owners shall refund (the "Capacity Related Refund") a portion of the Deposit to Silver Wheaton within thirty (30) days of the Outside Completion Date. The amount of the Capacity Related Refund shall equal the Deposit multiplied by the percentage equal to one hundred percent (100%) less the percentage that the actual throughput attained during the most recently completed Completion Test is of the Final Targeted Capacity. [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]. Notwithstanding any payment of the Capacity Related Refund by the Owners to Silver Wheaton, the Owners shall still be required to sell to Silver Wheaton twenty-five percent (25%) of the Payable Silver mined, produced, extracted or otherwise recovered from the Mining Properties in accordance with the terms of this Agreement.

(g)	If the Owners are required to pay Silver Wheaton a Capacity Related Refund in accordance with Section 8(f), then Final Completion shall be deemed to have been achieved.

9.	Processing/Commingling

(a)

The Owners shall process all silver mined, produced, extracted or otherwise recovered from the Mining Properties through the Mineral Processing Facility in a manner consistent with the processing methods described in the Technical Study, and sell all silver to Offtakers pursuant to each Mineral Offtake Agreement, in a prompt and timely manner.

(b)

The Owners shall process all silver mined, produced, extracted or otherwise recovered from the Mining Properties in priority to, and not commingled with, ores or other minerals derived from properties that are not one of or do not constitute part of the Mining Properties (the “Other Properties”). Notwithstanding the foregoing, the foregoing provisions of this section shall not apply if:

(i)

the Owners provide Silver Wheaton with at least ninety (90) days’ prior written notice that the Owners wish to process ore or other minerals derived from Other Properties in priority to or concurrently with silver produced from the Mining Properties; and

(ii)	the Owners and Silver Wheaton, acting reasonably, agree on a method or formula satisfactory to both of them that ensures:

(1)

that Silver Wheaton shall not be disadvantaged in any material respect as a result of the processing of silver and/or other minerals mined, produced, extracted or otherwise recovered from Other Properties in priority to or concurrently with silver mined, produced, extracted or otherwise recovered from the Mining Properties; and

(2)

the division of silver and/or other minerals from Other Properties and silver from the Mining Properties for the purpose of determining the quantum of silver mined, produced, extracted or otherwise recovered from the Mining Properties.

21

10.	Books; Records; Inspections

(a)

The Owners shall provide to Silver Wheaton at least annually, and in a timely manner, a copy of the Owners’ annual mine plan with respect to the Mining Properties, which plan shall be prepared in accordance with typical practices prevailing in the mining industry, and shall include, but not be limited to, information with respect to anticipated mining activities on the Mining Properties and the processing of Minerals.

(b)

The Owners shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Mining Properties, including, but not limited to, the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals. Subject to the confidentiality provisions of this Agreement, the Owners shall permit Silver Wheaton and its authorized representatives to perform audits or other reviews and examinations of its books and records relevant to the production and delivery of silver from the Mining Properties from time to time to confirm compliance with the terms of this Agreement. Silver Wheaton shall diligently complete any audit or other examination permitted hereunder. The expenses of any audit or other examination permitted hereunder shall be paid by Silver Wheaton, unless the results of such audit or other examination permitted hereunder discloses a discrepancy in the amount of silver produced and recovered from the Mining Properties of more than five percent (5%) between the books and records reviewed by Silver Wheaton and the quantity of silver contained in any Monthly Report or Annual Report, in which event the costs and expenses of such audit or other examination shall be paid by Alexco.

(c)

The Owners shall prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by laws applicable to the Owners or its Affiliates or, at the written request of Silver Wheaton, shall provide to or assist Silver Wheaton to obtain (i) copies of any technical reports, or other technical data, records or information pertaining to the Mining Properties in the possession or control of the Owners or its Affiliates, and (ii) such other scientific and technical information as Silver Wheaton certifies as being necessary or advisable to permit Silver Wheaton to (1) prepare a technical report on the Mining Properties in accordance with NI 43-101, and (2) comply with Silver Wheaton’s disclosure obligations under applicable Canadian and U.S. securities laws.

11.	Conduct of Operations

(a)

The Owners shall carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry. [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(b)

Subject at all times to the workplace rules and supervision of the Owners, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, the Owners hereby grant to Silver Wheaton and its representatives, at reasonable times and upon reasonable notice and at Silver Wheaton’s sole risk and expense, the right to access the Mining Properties and any other facility owned or operated by the Owners or their Affiliates where Minerals are milled, processed or smelted by the Owners’ personnel, in each case to monitor the Owners’ silver mining and processing operations on the Mining Properties and to prepare technical reports in accordance with NI 43-101.

(c)

Each of Alexco and the Owners shall at all times during the term of this Agreement do and cause to be done all things necessary or advisable to (i) maintain its corporate existence, and (ii) maintain the Mining Properties in good standing, including paying all taxes owing in respect thereof. It is acknowledged however that the Owners may abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse if it first provides evidence satisfactory to Silver

22

Wheaton, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that it proposes to abandon or let lapse; provided, however, if the Parties do not agree on such proposed abandonment or lapse within sixty (60) days of the dispute first arising, then Silver Wheaton shall have the right for a period of thirty (30) days thereafter to purchase and acquire the subject Mining Properties from the Owners for CAN$1.00, failing which the Owners shall be permitted to abandon the subject Mining Properties or let the subject Mining Properties lapse.

12.	Insurance

(a)

Alexco shall maintain (or shall cause to be maintained) with reputable insurance companies which are acceptable to Silver Wheaton, in its reasonable discretion, insurance (including business interruption insurance) with respect to the Mining Properties and the operations of the Owners conducted on and in respect of the Mining Properties against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations.

(b)

Alexco will, upon request of Silver Wheaton, furnish to Silver Wheaton at reasonable intervals (but not, as long as no Event of Default shall then have occurred and be continuing, more than once in any year) a certificate setting forth the nature and extent of all insurance maintained by or on behalf of Alexco in accordance with Section 12(a) and confirming its adequacy and sufficiency. Alexco shall provide Silver Wheaton with copies of all insurance policies as in effect from time to time.

(c)

Alexco will provide Silver Wheaton with not less than twenty-one (21) days prior written notice of any proposed change of any insurance company providing insurance coverage of the nature referred to in Section 12(a), and any such change shall be consistent with the provisions of this Section 12.

(d)

Alexco shall ensure that all premiums required to be paid in respect of the policies referred to in this Section 12 shall be paid as and when the same shall become due and payable and shall otherwise comply with each other term and condition of such policies on its part to be performed.

(e)

All of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall, in each case, in accordance with standard practice in the mining industry having regard, inter alia, to prevailing market practice in connection with comparable facilities for projects similar to the operations carried out on the Mining Properties:

(i)

until the Security Reduction Date, specify Silver Wheaton as an additional insured under all policies of property and marine insurance and as a loss payee under all policies of property and marine insurance, and contain such endorsements in favour of Silver Wheaton as it shall reasonably require (including that the policy shall not be invalidated as against Silver Wheaton by reason of any action or failure to act of Alexco or any other person);

(ii)

until the Security Reduction Date, not be cancellable (or non-renewable or subject to a decrease in the scope or amount of coverage (including by way of increase in any deductible)) as against Silver Wheaton (including for failure to pay premiums) or subject to material alteration of any kind without (1) in the case of any such action, thirty (30) days (or, in the case of any failure to pay any premium in connection with any policy of reinsurance, fifteen (15)) days written notice of such action having been given by Alexco or the issuer of the relevant policy to Silver Wheaton, and (2) in the case of any such material alteration, the prior written consent of Silver Wheaton;

(iii)

provide for waiver of any right of set-off, recoupment, subrogation, counterclaim or any other deduction, by attachment or otherwise, with respect to any liability of the beneficiary of such policy (including the incorporation of a "non-vitiation" provision), and provide that all amounts payable by reason of loss or damage to any of the project assets shall be payable in a manner which is consistent with this Section 12; and

23

(iv)

until the Security Reduction Date, otherwise (including with respect to the identity of the brokers, insurers, re-insurers and/ or indemnities involved in connection with the solicitation, placement and issue of such insurance policies) be in form and substance reasonably satisfactory to Silver Wheaton.

(f)

Alexco shall not at any time do or omit to do anything whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(g)

Alexco shall make (or shall cause to be made) full disclosure of all relevant issues and facts to the issuer of each insurance policy maintained in connection with the Mining Properties and the operations conducted thereon.

(h)

All amounts received in respect of any liability, casualty or property insurance shall be paid directly to the person entitled thereto; provided that, amounts received for property damage will be used solely for the purpose of repairing or replacing such property.

(i)	In addition to the foregoing, Alexco shall ensure that each shipment of Minerals to each Offtaker is adequately insured, in such amounts and with such coverage as is customary in the mining industry.

13.	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)

a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party;

(ii)

subject to Section 21(k), a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information prior to filing any material contract on SEDAR;

(iii) for the purposes of any arbitration proceeding commenced under Section 17;

(iv)

a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

24

	(v)	with the approval of the disclosing Party; and

	(vi)	a Receiving Party may disclose Confidential Information to those of its Affiliates, agents and representatives who need to have knowledge of the Confidential Information.

(b)

Each Party shall ensure that its Affiliates, employees, directors, officers, advisors, agents, representatives and those persons listed in Section 13(a)(i), where applicable, are made aware of this Section 13 and comply with the provisions of this Section 13. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c)

Notwithstanding any of the foregoing provisions of this Section 13, the Owners acknowledge and agree that certain provisions contained in this Agreement are proprietary and confidential to Silver Wheaton and that Silver Wheaton would be irreparably harmed in the event that any such provisions were publicly disclosed. The Owners agree that, in addition to its obligations under this Section 13, it shall not file this Agreement on SEDAR or any other public filing system in accordance with its continuing disclosure obligations under applicable securities laws unless and until it has (i) provided Silver Wheaton with at least two (2) weeks to advise the Owners which provisions of the Agreement should be redacted before the Agreement is filed on SEDAR or any other public filing system, and (ii) accepted Silver Wheaton redactions. Provided that, if the Silver Wheaton redactions are not acceptable by the applicable securities regulator then, subject to any appeal process (which shall be conducted by Silver Wheaton at its sole expense), and subject to the Owners providing Silver Wheaton with notice of the applicable securities regulator’s objections or order that Silver Wheaton may seek a protective order or other appropriate remedy, Alexco shall be permitted to file the Agreement with only such redactions as are so accepted and within the deadlines prescribed by the applicable securities regulator.

14.	Assignment

(a)

During the term of this Agreement, and subject to Section 14(d), the Owners shall not sell, transfer, assign, mortgage, charge, grant a right, title or interest in or to, grant or allow to exist an Encumbrance in respect of or otherwise encumber, in whole or in part, its rights and obligations under this Agreement or all or any part of the Mining Properties (each an "Alexco Transfer"), unless each of the following conditions are satisfied:

(i)

the Owners provide Silver Wheaton with at least thirty (30) days’ prior written notice of their intent to assign, sell, transfer, mortgage, charge, grant a right, title or interest in or to, grant or allow to exist an Encumbrance in respect of or otherwise encumber their rights and obligations under this Agreement and/or sell, transfer, assign, convey or otherwise dispose of all or any part of the Mining Properties;

(ii)

any purchaser, transferee or assignee of any obligations of the Owners under this Agreement or all or any part of the Mining Properties agrees in writing in favour of Silver Wheaton to assume, be bound by and subject to the terms of this Agreement, including this Section 14(a), and the Silver Wheaton Security Agreements then in place and applicable to the Mining Properties being subject of the Alexco Transfer and executes and delivers all such further agreements, instruments and documents, and does all such further acts and things as Silver Wheaton may reasonably require to ensure that its rights and remedies under this Agreement and the Silver Wheaton Security Agreements are not adversely affected in any material respect;

	(iii)	any purchaser, transferee or assignee of any obligations of the Owners under this Agreement has simultaneously acquired the Owners’ right, title and interest in and to the Mining Properties;

25

(iv)

any mortgagee, chargee, assignee or encumbrancer of the Mining Properties or this Agreement agrees in advance in writing in favour of Silver Wheaton to assume, be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on this Agreement, or, in the event that this Agreement is terminated during its term through any bankruptcy, insolvency or similar process, enter into a new silver purchase agreement with Silver Wheaton on the same terms as this Agreement for the remainder of the term of this Agreement. Notwithstanding the foregoing, any mortgagee, chargee, assignee or encumbrancer of the Mining Properties or this Agreement: (1) acknowledges that Silver Wheaton shall be entitled to receive the amount of Refined Silver to which it is entitled hereunder in priority to any payments to such mortgagee, chargee, assignee or encumbrancer, and (2) undertakes to obtain an agreement in writing in favour of Silver Wheaton from any subsequent purchaser, assignee or transferee of such mortgagee, chargeholder, or encumbrancer that such subsequent purchaser, assignee or transferee will be bound by the terms of this Agreement including, without limitation, this Section 14, or in the event that this Agreement is terminated during its term through any bankruptcy, insolvency or similar process, such purchaser, assignee or transferee will enter into a new silver purchase agreement with Silver Wheaton on the same terms as this Agreement for the remainder of the term of this Agreement;

(v)

Alexco acknowledges, confirms to and agrees in favour of Silver Wheaton that its obligations under this Agreement, including its obligations under Section 18, continue in full force and effect in respect of the terms, covenants, conditions and provisions to be observed and performed by any such purchaser, transferee or assignee under this Agreement;

(vi)

 any purchaser, transferee or assignee shall have the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of the Owners under this Agreement and produce similar amounts of silver from the Mining Properties as the Owners; and

	(vii)	Silver Wheaton does not suffer a material adverse effect in relation to the transactions set forth in this Agreement;

provided that Silver Wheaton may, within thirty (30) days of receipt of notice of the proposed Alexco Transfer, if such notice is required: (1) dispute in good faith, acting reasonably, in writing, that a purchaser, transferee or assignee of this Agreement has the financial, operational or technical capability to observe and perform the covenants, agreements and obligations of the Owners under this Agreement or produce similar amounts of silver from the Mining Properties as the Owners; and/or (2) advise the Owners in writing that Silver Wheaton will suffer a material adverse effect in relation to the transactions set forth in this Agreement, acting reasonably, and describing the material adverse effect, and, in either such event, the Owners shall not complete any sale, transfer or assignment unless and until any dispute arising under this Section 14 has been finally settled or resolved in accordance with Section 17, provided Silver Wheaton acts in good faith to settle or resolve such dispute promptly and without undue delay.

(b)

Notwithstanding Section 14(a), the Owners or an Affiliate under an Alexco Transfer or successor in interest pursuant to a merger, consolidation or reorganization (an “Alexco Assigning Party”) shall be entitled to assign, sell or transfer, in whole or in part its rights and obligations under this Agreement without the consent of Silver Wheaton to an Affiliate or successor in interest pursuant to a merger, consolidation or reorganization provided:

	(i)	in the event of an assignment to an Affiliate:

(1) the Alexco Assigning Party provides Silver Wheaton with at least fifteen (15) days’ prior written notice of its intent to so assign, sell or transfer;

26

(2)	the Affiliate agrees in writing with Silver Wheaton to assume and be bound by the terms of this Agreement and the Silver Wheaton Security Agreements then in place;

(3)	the Affiliate has simultaneously acquired the Alexco Assigning Party’s right, title and interest in and to the Mining Properties;

(4)

before the Affiliate ceases to be an Affiliate of the Alexco Assigning Party either (A), the interest assigned, the then effective Silver Wheaton Security Agreements and the Mining Properties must be assigned back to, and assumed by, either the Alexco Assigning Party or (B) another Alexco Affiliate or Section 14(a) shall apply; and

(5)

Alexco acknowledges, confirms to and agrees in favour of Silver Wheaton that its obligations under this Agreement, including its obligations under Section 18, continue in full force and effect in respect of the terms, covenants, conditions and provisions to be observed and performed by any such purchaser, transferee or assignee under this Agreement.

(ii)	in the event of an assignment to a successor in interest pursuant to a merger, consolidation or reorganization, upon the completion of such transaction:

	(1)	the successor in interest confirms and acknowledges in favour of Silver Wheaton that it continues to be bound by the terms of this Agreement and the Silver Wheaton Security Agreements; and

	(2)	the successor in interest has simultaneously acquired the Alexco Assigning Party’s right, title and interest in and to the Mining Properties;

(iii)	Silver Wheaton does not suffer a material adverse effect in relation to the transactions set forth in this Agreement;

provided that, if Silver Wheaton advises Alexco in writing within thirty (30) days of receipt of notice of the proposed assignment, sale or transfer of the Owners’ rights and obligations under this Agreement that Silver Wheaton will suffer a material adverse effect in relation to the transactions set forth in this Agreement, acting reasonably, and describing the material adverse effect, then the Owners shall not complete any assignment, sale or transfer unless and until any dispute arising under this Section 14(d) has been finally settled or resolved in accordance with Section 17, provided Silver Wheaton acts in good faith to settle or resolve such dispute promptly and without undue delay.

(c)

During the term of this Agreement, Silver Wheaton shall be entitled at any time and from time to time to mortgage, charge, grant a security interest in, grant or allow to exist an Encumbrance in any of its rights and benefits under this Agreement without the prior written consent of any of the Parties; provided that Silver Wheaton gives the Owners at least fifteen (15) days prior written notice of its intention to mortgage, charge, grant a securing interest in, grant or allow to exist an Encumbrance in any of its rights and benefits under this Agreement.

(d)

Until the date on which Silver Wheaton has paid the Deposit in full to the Owners, Silver Wheaton shall not sell, transfer or assign all or any part of its interest in this Agreement to any purchaser, transferee or assignee unless:

	(i)	such person shall have the financial capability to observe and perform the covenants, agreements and obligations of Silver Wheaton under this Agreement;

	(ii)	such person agrees in writing in favour of the Owners to be bound by and subject to the terms of this Agreement, including this Section 14(d); and

27

(iii)	the sale, transfer or assignment by Silver Wheaton pertains to all, and not less than all of the interests of Silver Wheaton in this Agreement.

If the Owners dispute in good faith that a purchaser, transferee or assignee of this Agreement has the financial capability to observe and perform the covenants, agreements and obligations of Silver Wheaton under this Agreement, then Silver Wheaton shall be entitled to complete any sale, transfer or assignment before such dispute has been finally settled or resolved in its favour in accordance with Section 17, provided that Silver Wheaton agrees in writing in favour of the Owners to continue to be bound by the terms of this Agreement until the dispute is finally settled or resolved.

(e)

Upon payment of the Deposit in full by Silver Wheaton to the Owners, Silver Wheaton shall be entitled to sell, transfer or assign all or any part of its interest in this Agreement to any purchaser, transferee or assignee without the prior consent of any Party.

15.	Disposition of Minerals

The Owners shall not sell, transfer or otherwise dispose of any precious Minerals pursuant to an arrangement which is substantially similar in nature to this Agreement, or grant any royalty interest payable on any precious Minerals, other than [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] as may be consented to by Silver Wheaton.

16.	Security

(a)	As security for the payment and performance, when due, of all the obligations of the Owners under this Agreement, the Owners shall:

(i)

cause each Affiliate (an “Existing Owner”) that now owns any Project Assets, each Affiliate (a “Future Owner”) that becomes an owner of any Project Assets after the Effective Date and each existing and future shareholder (each, a "Shareholder") of ERDC, to execute and deliver a guarantee (a "Guarantee"), in form and substance satisfactory to Silver Wheaton, acting reasonably, guaranteeing the payment and performance, when due, of all the covenants and obligations of the Owners or any assignee under this Agreement;

(ii)

cause each Shareholder to enter into, as security for its Guarantee, a share pledge agreement (a “Share Pledge Agreement”) in form and substance satisfactory to Silver Wheaton, acting reasonably, granting a security interest, subject to Prior Ranking Permitted Encumbrances, in all Shares of ERDC now or hereafter held by a Shareholder;

(iii)

grant, and shall cause each Existing Owner and Future Owner to grant, to and in favour of Silver Wheaton, a security interest, subject to Prior Ranking Permitted Encumbrances, in and over all present and after-acquired personal property comprising the Project Assets pursuant to one or more security agreements (individually a "Security Agreement"), in form and substance satisfactory to Silver Wheaton, acting reasonably;

(iv)

grant, and shall cause each Existing Owner and Future Owner to grant, to and in favour of Silver Wheaton, subject to Prior Ranking Permitted Encumbrances, a fixed and specific mortgage and charge (a "Fixed Charge"), in form and substance satisfactory to the Silver Wheaton, acting reasonably, on all Mining Properties; and

(v)

enter into, and cause the other parties to the Mine Construction Contracts to enter into, one or more consent agreements (collectively the "Consent Agreements") in favour of Silver Wheaton, in form and substance satisfactory to Silver Wheaton, acting reasonably, which would, among other things, consent to security interests in the Mine Construction Contracts being granted in favour of Silver Wheaton, provide Silver Wheaton with a reasonable opportunity to cure any default under, and to otherwise preserve the value of, the Mine

28

Construction Contracts and, upon a default, to assign the Mine Construction Contracts pursuant to the Security Agreements.

(b)

As soon as practicable after the execution and delivery of this Agreement, and in any event not later than forty-five (45) days thereafter the Owners shall, and shall cause each of the Existing Owners and each Shareholder to, (A) execute and deliver the Silver Wheaton Security Agreements required to be executed and delivered to Silver Wheaton pursuant to Section 16(a) (other than the Consent Agreements); and (B) make all such registrations, filings and recordings, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve the mortgages, charges and security interests purporting to be created thereby and to have such mortgages, charges and security interests rank prior to all other Encumbrances on the Project Assets and the Shares of ERDC, other than Prior Ranking Permitted Encumbrances.

(c)	Within five (5) Business Days of:

(i)

entering into any Mine Construction Contract entered into after the date hereof, the Owners shall, and shall cause each of the other parties thereto to, enter into the Consent Agreements required to be delivered to Silver Wheaton in respect thereof pursuant to Section 16(a); and

(ii)

an Affiliate becoming a Future Owner or a person becoming a Shareholder, the Owners shall cause (A) such Future Owner or Shareholder to (1) execute and deliver the Silver Wheaton Security Agreements required to be executed and delivered by the Future Owner or the Shareholder to Silver Wheaton pursuant to Section 16(a); and (2) make all such registrations, filings and recordings, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve the security interests purporting to be created thereby and to have such security interests rank prior to all other Encumbrances on the Project Assets or the Shares of ERDC, other than Prior Ranking Permitted Encumbrances; and (B) an opinion of legal counsel to the Future Owner or the Shareholder, in form and substance satisfactory to Silver Wheaton, acting reasonably, to be delivered to Silver Wheaton, in respect of the Silver Wheaton Security Agreements to be executed and delivered by a Shareholder pursuant to Section 16(a) (such opinions shall be consistent with the opinions delivered to Silver Wheaton pursuant to Section 3(b)(vii)).

(d)

The Owners shall, and shall cause each Existing Owner, Future Owner and Shareholder to, execute and deliver all such further agreements, instruments and documents and do all such further acts and things as Silver Wheaton may from time to time reasonably require to obtain, perfect and preserve a first ranking security interest on the Project Assets and the Shares of ERDC, subject only to Prior Ranking Permitted Encumbrances, as security for the payment and performance, when due, of all obligations of the Owners under this Agreement and all obligations of each Shareholder under the Guarantees. In addition to the foregoing, in the event any of the Mining Properties (or any part thereof) is converted into a new mineral tenure or interest, then the Owners shall, and shall cause each Existing Owner and Future Owner to, execute and deliver all agreements, documents, instruments and registrations, and do all such further acts and things as Silver Wheaton may require, to obtain perfect and preserve a first ranking security interest in such new mineral tenure or interest, subject only to Prior Ranking Permitted Encumbrances, as security for the payment and performance, when due, of all obligations of the Owners under this Agreement.

(e)

If, after the Silver Wheaton Security Agreements have been executed and delivered to Silver Wheaton, the Owners wish to grant an Encumbrance on any [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] to one or more reputable financial institutions ("Senior Project Lenders") as security for the payment or performance of any Permitted Initial Project Financing, then Silver Wheaton will, in good faith, subordinate its security interest in and to [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] to and in favour of the Senior Project Lenders.

29

(f)

The Owners shall not enter into, and shall ensure that any of its Affiliates do not enter into, any Future Project Financing, and shall not create or grant, and shall ensure that any Future Owner does not create or grant any Encumbrance over, any of the Project Assets as security for the payment or performance of any Future Project Financing, until Final Completion has been achieved and, until the Security Reduction Date, Silver Wheaton is satisfied that there is a reasonable expectation that the Mining Properties to be developed with the use of any Future Project Financing will produce Refined Silver. If the foregoing conditions have been satisfied and the Owners or a Shareholder wishes to grant an Encumbrance on any or all of the Project Assets or Shares of ERDC to one or more Senior Project Lenders as security for the payment or performance of any Future Project Financing, then Silver Wheaton will, in good faith, negotiate an inter-creditor agreement with the Owners, each Shareholder and the Senior Project Lenders, [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(g)

On the Security Reduction Date, provided no Event of Default exists and is continuing, Silver Wheaton shall terminate and discharge the Security Agreements and Consent Agreements (the Guarantees and Fixed Charges will remain in effect until all the obligations to Silver Wheaton under this Agreement shall have been satisfied in full).

17.	Dispute Resolution

Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within fifteen (15) days of the delivery of notice by either Party of such dispute), including the determination of the scope or applicability of this Agreement to arbitrate, shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule “B”. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

18.	Alexco Guarantee and Indemnity

(a)

Alexco hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Owners pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Owners. The foregoing agreement of Alexco is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)

Alexco shall indemnify and save Silver Wheaton and its directors, officers, employees, agents and Affiliates harmless from and against any and all losses, liabilities, damages (excluding punitive damages), injuries, costs or expenses (including legal costs or expenses) suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Alexco to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by the Owners pursuant to this Agreement.

(c)

Subject to the provisions of Section 18(d), Alexco shall not transfer or assign all or any part of its obligations set forth in this Section 18 without the prior written consent of Silver Wheaton, such consent which may be arbitrarily withheld.

(d)

Alexco shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the

30

time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity agrees to assume in favour of Silver Wheaton all the obligations of Alexco under this Agreement.

(e)

The provisions of this Section 18 shall survive any expiry or termination of this Agreement with respect to all of the terms, covenants, conditions and provisions to be observed or performed by Alexco pursuant to this Agreement up to and including the date of expiry or termination.

(f)

The obligations of Alexco under this Section 18 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Alexco hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)

any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations guaranteed pursuant to this Section 18 (collectively, the “Guaranteed Obligations”);

	(ii)	any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

	(iii)	any release, non-perfection or invalidity of any direct or indirect security for any Guaranteed Obligations;

	(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Owners or any other person or their property;

	(v)	the existence of any claim, set-off or other rights which Alexco may have at any time against the Owners, Silver Wheaton or any other person;

(vi)

any invalidity, illegality or unenforceability relating to or against the Owners or any provision of applicable law or regulation purporting to prohibit the payment by the Owners of any amount in respect of the Guaranteed Obligations;

(vii)

any limitation, postponement, prohibition, subordination or other restriction on the rights of Silver Wheaton to payment of the Guaranteed Obligations (except for any postponements contemplated by this Agreement);

	(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Guaranteed Obligations;

(ix)

any defence arising by reason of any failure of Silver Wheaton to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(x)

any defence arising by reason of any failure of Silver Wheaton to proceed against the Owners or any other person, to proceed against, apply or exhaust any security held from the Owners or any other person for the Guaranteed Obligations, to proceed against, apply or exhaust any security held from Alexco or any other person for the Guaranteed Obligations or to pursue any other remedy in the power of Silver Wheaton whatsoever;

(xi)

any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

31

(xii)

any defence arising by reason of any incapacity, lack of authority, or other defence of the Owners or any other person, or by reason of any limitation, postponement, prohibition on Silver Wheaton’s right to payment of any Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of the Owners or any other person in respect of any Guaranteed Obligations, or by reason of any act or omission of Silver Wheaton or others which directly or indirectly results in the discharge or release of the Owners or any other person or all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii)

any defence arising by reason of any failure by Silver Wheaton to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of the Owners or any other person, or by reason of any interest of Silver Wheaton in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Silver Wheaton of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of Silver Wheaton to marshal any property;

(xv)

any defence based upon any failure of Silver Wheaton to give to the Owners or Alexco notice of any sale or other disposition of any property securing any Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Silver Wheaton to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by Silver Wheaton to dispose of any such property in a commercially reasonable manner;

(xvi)	any dealing whatsoever with the Owners or any other person or any security, whether negligently or not, or any failure to do so;

(xvii)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Owners or any other person, including any discharge of, or bar against collecting, any Guaranteed Obligations, in or as a result of any such proceeding; or

(xviii)

any other act or omission to act or delay of any kind by the Owners, Silver Wheaton, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of Alexco hereunder (other than the payment or performance in full of all of the Guaranteed Obligations). The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Silver Wheaton is to destroy or diminish any subrogation rights of Alexco or any rights of Alexco to proceed against the Owners for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Alexco.

(g)

Silver Wheaton shall not be bound to exhaust its recourse against the Owners or any other persons or to realize on any securities it may hold in respect of the Guaranteed Obligations before being entitled to payment or performance from Alexco under this Section 18 and Alexco hereby renounces all benefits of discussion and division.

32

19.	Representations, Warranties and Indemnities

(a)	Each of Alexco, ERDC and ARCC, acknowledging that Silver Wheaton is entering into this Agreement in reliance thereon, hereby jointly and severally represents and warrants to Silver Wheaton as follows:

	(i)	Each of them is a company duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder;

	(iii)	It has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)

This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not, (1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law;

(v)

No regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

	(vi)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms;

(vii)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its assets or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing;

(viii)

No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or the silver produced from the Mining Properties;

(ix)

The Owners have all necessary corporate power to be the registered or recorded holder of the Mining Properties and all other assets and undertaking used in connection with the Mining Properties and are in compliance with all applicable laws, licences, registrations, permits, consents and qualifications to which the Mining Properties are subject;

(x)

The Owners are the registered or recorded owner of a 100% legal and beneficial right, title and interest in and to the Mining Properties, free and clear of all Encumbrances, other than the Permitted Encumbrances;

(xi)

Other than the Permitted Encumbrances, no Encumbrances have been granted in respect of or registered or recorded against title to the Mining Properties. The Owners have paid all taxes, fees, assessments or other amounts required to keep the Mining Properties in good standing;

33

	(xii)	The Mining Properties constitute all of the real property that comprises the interest of the Owners and its Affiliates in the Keno Hill Mining District;

	(xiii)	The map of the Mining Properties attached hereto as Schedule “A3” depicts the location of the Mining Properties and the Keno Hill mining district with reasonable accuracy;

(xiv)

To the knowledge of the Owners and Alexco, there has been no change to the ownership interest of the Owners in the Mining Properties as set forth in the title opinions of MacDonald & Company dated December 7, 2007 and February 14, 2008, and no Encumbrances have been created, granted or registered against, over or in respect of the Mining Properties since the dates of such title opinions;

(xv)

To the knowledge of the Owners and Alexco, title to the Mining Properties is not subject to claims of aboriginal title and neither Alexco nor the Owners nor any Affiliate of Alexco has received notice of any such actual or potential claim;

	(xvi)	The Owners are the owner of a 100% legal and beneficial right, title and interest in and to all the personal property assets and chattels used in connection with the Mining Properties;

(xvii)

Neither the Owners nor Alexco have been notified that any of them are a party to any action, suit, proceeding, investigation or claim affecting or in respect of the Mining Properties or any other material asset or property of the Owners, Alexco or any part thereof, and to the knowledge of the Owners and Alexco, no such action, suit, proceeding, investigation or claim is threatened or outstanding. Neither the Owners, Alexco, the Mining Properties nor any of the Owner’s other material assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that limits or restricts or may limit or restrict the Owners or Alexco from performing, fulfilling and satisfying their respective covenants and obligations under this Agreement;

	(xviii)	To its knowledge, it has made available to Silver Wheaton all material information in its control or possession relating to the mineralization or potential mineralization of the Mining Properties; and

(xix)

At the Time of Delivery, (A) the Owners will be the legal and beneficial owner of the Refined Silver [PROPRIETARY STRUCTURE – REDACTED FOR CONFIDENTIALITY], (B) the Owners will have good, valid and marketable title to such Refined Silver, and (C) such Refined Silver, will be free and clear of all Encumbrances.

(b)	Silver Wheaton, acknowledging that Alexco is entering into this Agreement in reliance thereon, hereby represents and warrants to the Owners and Alexco as follows:

	(i)	It is a company duly continued and validly existing under the laws of the Province of Ontario and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder;

	(iii)	It has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)

This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (1) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law;

34

(v)

No regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms; and

(vii)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its assets or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(c)

Alexco and the Owners agree to jointly and severally indemnify and save harmless Silver Wheaton and its directors, officers, employees, Affiliates and agents from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including legal fees but excluding indirect or consequential damages) suffered or incurred by any of the foregoing persons in connection with (i) any inaccuracy in or default or breach of any representation or warranty of the Owners or Alexco contained in this Agreement, or (ii) any breach or non-performance by the Owners or Alexco of any covenant to be performed by it pursuant to this Agreement. This Section 19(c) shall survive the termination of this Agreement.

(d)

Silver Wheaton agrees to indemnify and save harmless Alexco and its directors, officers, employees, Affiliates and agents from and against any and all damages, claims, losses, liabilities, fines, penalties and expenses (including legal fees but excluding indirect and consequential damages) suffered or incurred by any of the foregoing persons in connection with (i) any inaccuracy in or default or breach of any representation or warranty of Silver Wheaton contained in this Agreement, or (ii) any breach or non-performance by Silver Wheaton or any permitted assignee of any covenant to be performed by it pursuant to this Agreement. This Section 19(d) shall survive the termination of this Agreement.

20.	Events of Default and Remedies

(a)	Each of the following events or circumstances constitutes an event of default (each, an “Event of Default”):

(i)

the Owners fail to sell and deliver Refined Silver to Silver Wheaton in accordance with Section 5 of this Agreement within five (5) Business Days of the date by which the Owners are required to sell and deliver Refined Silver;

(ii)

the Owners do not perform and complete a Completion Test on or before the six (6) month anniversary of the Targeted Completion Date and/or, at any time during the period that is thirty (30) months from the Targeted Completion Date, the Owners perform and complete a Completion Test with results that are less than fifty percent (50%) of the Initial Targeted Capacity;

(iii)

the Owners do not perform and complete a new Completion Test within six (6) months of the thirty (30) month anniversary of the Targeted Completion Date and/or if, at any time during the period between the date that is thirty (30) months from the Targeted Completion Date and the date that is the Outside Completion Date, the Owners perform and complete a Completion Test with results that are less than fifty percent (50%) of the Final Targeted Capacity;

35

(iv)	if applicable, the Owners do not deliver the amount of Refined Silver required under Sections 8(b) or (d);

(v)	the Owners fail to pay the Capacity Related Refund in accordance with Section 8(f);

(vi)	the Water Licence has not been issued to and in the name of the an Owner by December 31, 2010;

(vii)

the Owners are in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect, including the delivery of Monthly Reports and Annual Reports in accordance with the terms of this Agreement, and such breach or default is not remedied within the Cure Period;

(viii)	Alexco is in breach or default of any of its representations or warranties set forth in this Agreement in any material respect and such breach or default is not remedied within the Cure Period;

(ix)

Alexco is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect, other than its covenants and obligations set forth in Section 18 of this Agreement, and such breach or default is not remedied within the Cure Period;

(x)	Alexco is in breach or default of any of its covenants or obligation set forth in Section 18 of this Agreement;

(xi)

the Existing Alexco Entities are in breach or default (or an event which with notice or lapse of time or both would become a default) under any of the Silver Wheaton Security Agreements or any Permitted Initial Project Financing or the GSA;

(xii)	the conditions set forth in Section 3(c) have not been satisfied in full on or before the date that is ninety (90) days from the Effective Date;

(xiii)	the conditions set forth in Section 3(d) have not been satisfied by the Owners by December 31, 2009; and

(xiv)

upon the occurrence of an Insolvency Event affecting either or both of the Owners or Alexco; provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the Party made subject to the Insolvency Event in good faith and which is discharged or dismissed within sixty (60) days from commencement, shall not constitute an Insolvency Event for the purpose of this section.

(b)

If an Event of Default occurs and is continuing, Silver Wheaton shall have the right, upon written notice to the Owners, at its option and in addition to and not in substitution for any other remedies available at law or equity, to demand repayment of the outstanding balance of the Deposit, if any, calculated under Section 3(f), at the time of the occurrence of such Event of Default, together with any and all damages or losses resulting or arising from the occurrence of an Event of Default (the “Default Fee”). The Default Fee shall accrue interest at a rate of [PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY] per annum, compounded monthly, from the date of demand until the Default Fee is paid in full. Upon demand from Silver Wheaton, which demand shall include a calculation of the Default Fee, the Owners shall promptly pay the Default Fee to Silver Wheaton by wire transfer, in immediately available funds, to a bank account designated by Silver Wheaton. For greater certainty, in the event the Owners are required to pay the Default Fee under this Section 20(b), the provisions of Section 3 requiring the payment of a Deposit Refund will no longer be applicable and upon payment of the Default Fee to Silver Wheaton then the obligation of the Owners to sell Refined Silver to Silver Wheaton, as set out in Section 2(a), will no longer be applicable.

36

21.	General Provisions

(a)	[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY].

(b)

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(c)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Owners and Alexco, it shall be deemed to refer to the actual knowledge of any director or officer of the Owners and Alexco, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as a director or officer of the Owners and Alexco.

(d)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Silver Wheaton, the Owners and Alexco.

(e)

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Subject to Section 17 hereof:

	(i)	The courts of British Columbia have jurisdiction to settle any dispute arising out of or in connection with this Agreement; and

	(ii)	The Parties agree that the courts of British Columbia are the most appropriate and convenient courts to settle any such dispute.

(f)	Time is of the essence in this Agreement.

(g)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(h)

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

(i)	If to the Owners or Alexco to:

Alexco Resource Corp. Suite 1150- 200 Granville Street Vancouver, British Columbia V6C 1S4

Attention: President and Chief Executive Officer Fax: (604) 633-4887

with a copy to:

37

Fasken Martineau LLP 2900-550 Burrard Street Vancouver, British Columbia V6C 0A3

Attention: Josh Lewis Fax: (604) 632-4853

(ii)	If to Silver Wheaton, to:

Silver Wheaton Corp. Park Place Suite 3150, 666 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: President and Chief Executive Officer Fax No.: 604-696-3017

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(i)	All of the obligations and covenants of the Owners under this Agreement shall be deemed to be joint and several obligations and covenants.

(j)	The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form an integral part hereof.

(k)

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and no Party or its Affiliates shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party or its Affiliates under applicable laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made publicly available.

(l)

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

(m)

For the purpose of this Agreement, if, for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Parties.

(n)

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

38

(o)	The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

(p)

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(q)

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

(r)

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

(s)

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(t)	This Agreement shall endure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

[Remainder of Page Left Intentionally Blank]

39

IN WITNESS WHEREOF the Parties have executed this Silver Purchase Agreement as of the day and year first above written.

SILVER WHEATON CORP.
Per:	Signed
Name:
Title:

Per:	Signed
Name:
Title:

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD.
Per:	Signed
Name:
Title:

Per:	Signed
Name:
Title:

ALEXCO RESOURCE CANADA CORP.
Per:	Signed
Name:
Title:

Per:	Signed
Name:
Title:

ALEXCO RESOURCE CORP.

Per:	Signed
Name:
Title:

Per:	Signed
Name:
Title:

This is Schedule “A1” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Mining Properties – Mineral Rights

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
13019	LOTUS		3360	ERDC	May 4, 1920	November 25, 2008	17.8	43.63	105M14	104	55064	Mayo
16204	THISTLE		3354	ERDC	August 12, 1926	December 3, 2008	18.3	45.83	105M14	177	55096	Mayo
13093	CHIEF	4	3365	ERDC	June 9, 1920	December 6, 2008	18.6	46.09	105M14	295	55080	Mayo
38857	M.T.		3361	ERDC	October 1, 1935	December 6, 2008	3.4	8.2	105M13	281	55080	Mayo
38873	NEIN		3366	ERDC	December 4, 1935	December 6, 2008	1.4	2.89	105M14	284	55080	Mayo
38882	SLIVER		3363	ERDC	March 31, 1936	December 6, 2008	1.7	5.9	105M14	283	55080	Mayo
55039	SIS		3362	ERDC	September 3, 1937	December 6, 2008	4.3	10.27	105M14	296	41801	Mayo
55091	IKE		3364	ERDC	August 12, 1938	December 6, 2008	3.4	8.76	105M14	293	55053	Mayo
12814	MINTO		3355	ERDC	August 17, 1919	December 16, 2008	18.7	46.44	105M14	49	18252	Mayo
13038	SADIE		3358	ERDC	May 6, 1920	December 17, 2008	17.6	43.68	105M14	101	18256	Mayo
13222	LAKOTA		3356	ERDC	July 9, 1920	December 29, 2008	3.3	8.27	105M14	110	55064	Mayo
13151	BLUE STONE		3357	ERDC	June 16, 1920	December 31, 2008	11.9	29.35	105M14	105	55064	Mayo
13586	LUNA		3359	ERDC	November 12, 1920	December 31, 2008	4.1	10.05	105M14	111	55064	Mayo
12779	ROULETTE		3386	ERDC	August 27, 1919	January 26, 2009	20.6	51.65	105M14	17	16735	Mayo
13143	BLUE BELL		3387	ERDC	June 16, 1920	January 31, 2009	16.8	41.5	105M14	106	55064	Mayo
13787	MARY		3388	ERDC	June 21, 1921	January 31, 2009	2.9	7.44	105M14	112	55064	Mayo
12780	RICO		3380	ERDC	August 27, 1919	February 16, 2009	20.5	51.12	105M14	18	16735	Mayo
12816	SOLO	2	3383	ERDC	October 18, 1919	February 18, 2009	20.5	50.12	105M14	21	16735	Mayo
12784	KENO		3382	ERDC	September 10, 1919	February 23, 2009	20.6	50.46	105M14	19	16735	Mayo
12783	SCOTTY		3381	ERDC	September 10, 1919	February 24, 2009	20.5	50.44	105M14	20	16735	Mayo
83132	TECH		3384	ERDC	August 13, 1963	February 28, 2009	7	17.2	105M14	1126	52867	Mayo
83532	JENNY	3	3385	ERDC	July 17, 1964	February 28, 2009	22.1	11.26	105M14	1154	52868	Mayo
12909	ANTHONY		3389	ERDC	December 17, 1919	March 24, 2009	17.3	42.67	105M14	48	16982	Mayo
13452	RICO		3390	50% ERDC	October 2, 1920	March 28, 2009	20.2	49.57	105M14	151A	18945	Mayo
13622	TRAVICE		3391	ERDC	April 23, 1921	April 22, 2009	20.1	49.81	105M14	141	54104	Mayo

2

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
13225	LAKE	1	3392	ERDC	July 13, 1920	April 27, 2009	19.2	47.25	105M14	143	55056	Mayo
13276	LAKE	2	3393	ERDC	August 25, 1920	April 27, 2009	19.6	49.09	105M14	144	55056	Mayo
13277	LAKE	3	3394	ERDC	August 25, 1920	April 27, 2009	19.3	47.14	105M14	145	55056	Mayo
14288	SEXTANT		3425	ERDC	October 4, 1921	May 15, 2009	0.25	0.64	105M14	123	55064	Mayo
YC48208	Alex	77		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48209	Alex	78		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48210	Alex	79		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48211	Alex	80		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48212	Alex	81		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48213	Alex	82		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48214	Alex	83		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48215	Alex	84		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48258	Alex	127		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48259	Alex	128		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48260	Alex	129		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
YC48261	Alex	130		ARCC	May 22, 2006	May 22, 2009	18		105M13			Mayo
14336	GREENSTONE		3426	ERDC	October 19, 1921	May 28, 2009	3.2	7.86	105M14	124	55064	Mayo
YC48132	Alex	1		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48133	Alex	2		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48134	Alex	3		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48135	Alex	4		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48136	Alex	5		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48137	Alex	6		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48138	Alex	7		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48139	Alex	8		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48140	Alex	9		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48141	Alex	10		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48142	Alex	11		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48143	Alex	12		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48144	Alex	13		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48145	Alex	14		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48146	Alex	15		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48147	Alex	16		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo

3

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48162	Alex	31		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48163	Alex	32		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48164	Alex	33		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48165	Alex	34		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48166	Alex	35		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48167	Alex	36		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48168	Alex	37		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48169	Alex	38		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48170	Alex	39		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48171	Alex	40		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48172	Alex	41		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48173	Alex	42		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48174	Alex	43		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48175	Alex	44		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48176	Alex	45		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48177	Alex	46		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48178	Alex	47		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48179	Alex	48		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48180	Alex	49		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48181	Alex	50		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48182	Alex	51		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48183	Alex	52		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48184	Alex	53		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48185	Alex	54		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48186	Alex	55		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48187	Alex	56		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48188	Alex	57		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48189	Alex	58		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48190	Alex	59		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48191	Alex	60		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48192	Alex	61		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48193	Alex	62		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48194	Alex	63		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo

4

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48195	Alex	64		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48196	Alex	65		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48197	Alex	66		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48198	Alex	67		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48199	Alex	68		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48200	Alex	69		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48201	Alex	70		ERDC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48202	Alex	71		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48203	Alex	72		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48204	Alex	73		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48205	Alex	74		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48206	Alex	75		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48207	Alex	76		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48262	Alex	131		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48263	Alex	132		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48264	Alex	133		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48265	Alex	134		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48266	Alex	135		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48267	Alex	136		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48268	Alex	137		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48269	Alex	138		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48270	Alex	139		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48271	Alex	140		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48272	Alex	141		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48273	Alex	142		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48274	Alex	143		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48275	Alex	144		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48276	Alex	145		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48277	Alex	146		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48278	Alex	147		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48279	Alex	148		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48280	Alex	149		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48281	Alex	150		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo

5

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48282	Alex	151		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48283	Alex	152		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48284	Alex	153		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48285	Alex	154		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48286	Alex	155		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48287	Alex	156		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48288	Alex	157		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48289	Alex	158		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48290	Alex	159		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48291	Alex	160		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48292	Alex	161		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48293	Alex	162		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48294	Alex	163		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48295	Alex	164		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48296	Alex	165		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48297	Alex	166		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48298	Alex	167		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48299	Alex	168		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48300	Alex	169		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48301	Alex	170		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48302	Alex	171		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48303	Alex	172		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48304	Alex	173		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48305	Alex	174		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48306	Alex	175		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48307	Alex	176		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48308	Alex	177		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48309	Alex	178		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48310	Alex	179		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48311	Alex	180		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48312	Alex	181		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48313	Alex	182		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48314	Alex	183		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo

6

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48315	Alex	184		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48316	Alex	185		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48317	Alex	186		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48359	Alex	229		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48360	Alex	230		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48361	Alex	231		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48362	Alex	232		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48363	Alex	233		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48364	Alex	234		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48365	Alex	235		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48366	Alex	236		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48367	Alex	237		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48368	Alex	238		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48369	Alex	239		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48370	Alex	240		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48371	Alex	241		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48372	Alex	242		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48373	Alex	243		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48374	Alex	244		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48375	Alex	245		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48376	Alex	246		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48377	Alex	247		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48378	Alex	248		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48379	Alex	249		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48380	Alex	250		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48381	Alex	251		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48382	Alex	252		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48383	Alex	253		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48384	Alex	254		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48385	Alex	255		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48386	Alex	256		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48387	Alex	257		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48388	Alex	258		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo

7

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48389	Alex	259		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48390	Alex	260		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48391	Alex	261		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48392	Alex	262		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48393	Alex	263		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48394	Alex	265		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48396	Alex	267		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48398	Alex	269		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48400	Alex	271		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48402	Alex	273		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48404	Alex	275		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48406	Alex	277		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48410	Alex	287		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48411	Alex	288		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48412	Alex	289		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48413	Alex	290		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48414	Alex	291		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48415	Alex	292		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48456	Alex	333		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48457	Alex	334		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48458	Alex	335		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48459	Alex	336		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48460	Alex	337		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48461	Alex	338		ARCC	June 2, 2006	June 2, 2009	18		105M13			Mayo
YC48462	Alex	339		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48463	Alex	340		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48464	Alex	341		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48465	Alex	342		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48466	Alex	343		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48467	Alex	344		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48468	Alex	345		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48469	Alex	346		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48470	Alex	347		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo

8

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48471	Alex	348		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48472	Alex	349		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48473	Alex	350		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48474	Alex	351		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48475	Alex	352		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48476	Alex	353		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48477	Alex	354		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48478	Alex	355		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48479	Alex	356		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48480	Alex	357		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48481	Alex	358		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48507	Alex	400		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48508	Alex	401		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48509	Alex	403		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
YC48510	Alex	404		ARCC	June 2, 2006	June 2, 2009	18		105M14			Mayo
Y 69403	Galaxy			ERDC	June 5, 1973	June 5, 2009	9.3		105M14			Mayo
Y 87462	Snowdrift	1		ERDC	March 21, 1974	June 5, 2009	21.3		105M13			Mayo
Y 87463	Snowdrift	2		ERDC	March 21, 1974	June 5, 2009	14.6		105M13			Mayo
Y 87464	Snowdrift	3		ERDC	March 21, 1974	June 5, 2009	20.1		105M13			Mayo
Y 87465	Snowdrift	4		ERDC	March 21, 1974	June 5, 2009	21		105M13			Mayo
Y 87466	Snowdrift	5		ERDC	March 21, 1974	June 5, 2009	21.3		105M13			Mayo
Y 87467	Snowdrift	6		ERDC	March 21, 1974	June 5, 2009	12		105M13			Mayo
Y 87468	Snowdrift	7		ERDC	March 21, 1974	June 5, 2009	21.6		105M13			Mayo
Y 87469	Snowdrift	8		ERDC	March 21, 1974	June 5, 2009	20.4		105M13			Mayo
Y 88686	Snowdrift			ERDC	June 5, 1974	June 5, 2009	1.3		105M13			Mayo
Y 97220	Snowdrift	13		ERDC	December 23, 1974	June 5, 2009	22.2		105M13			Mayo
Y 97221	Snowdrift	14		ERDC	December 23, 1974	June 5, 2009	20.8		105M13			Mayo
Y 97222	Snowdrift	15		ERDC	December 23, 1974	June 5, 2009	21		105M13			Mayo
Y 97223	Snowdrift	16		ERDC	December 23, 1974	June 5, 2009	20.5		105M13			Mayo
YA01413	Snowdrift	18		ERDC	October 8, 1975	June 5, 2009	12		105M13			Mayo
YA01415	Snowdrift	20		ERDC	October 8, 1975	June 5, 2009	18		105M13			Mayo
YA77506	Galena			ERDC	June 13, 1984	June 13, 2009	2		105M14			Mayo
YC56120	K	93 F		ARCC	June 13, 2007	June 13, 2009	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC56121	K	94 F		ARCC	June 13, 2007	June 13, 2009	18		105M14			Mayo
YC56219	Alex	506		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56223	Alex	510		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56245	Alex	532		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56249	Alex	536		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56250	Alex	537		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56251	Alex	538		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56253	Alex	540		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56254	Alex	541		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56255	Alex	542		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56256	Alex	543		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56257	Alex	544		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56258	Alex	545		ARCC	June 22, 2007	June 22, 2009	18		106D03			Mayo
YC56260	Alex	547		ARCC	June 22, 2007	June 22, 2009	18		105M14			Mayo
YC56176	Alex	463		ARCC	June 12, 2007	December 12, 2009	18		105M14			Mayo
YC56177	Alex	464		ARCC	June 12, 2007	December 12, 2009	18		105M14			Mayo
YC56273	Alex	565		ARCC	June 13, 2007	December 13, 2009	18		106D03			Mayo
YC56178	Alex	465		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56179	Alex	466		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56180	Alex	467		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56181	Alex	468		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56182	Alex	469		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56183	Alex	470		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56184	Alex	471		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56185	Alex	472		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56186	Alex	473		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56187	Alex	474		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56188	Alex	475		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56189	Alex	476		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56190	Alex	477		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56191	Alex	478		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56192	Alex	479		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56193	Alex	480		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC56194	Alex	481		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56195	Alex	482		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56196	Alex	483		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56197	Alex	484		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56198	Alex	485		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56199	Alex	486		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56200	Alex	487		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56201	Alex	488		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56202	Alex	489		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56203	Alex	490		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56204	Alex	491		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56205	Alex	492		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56206	Alex	493		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56207	Alex	494		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56208	Alex	495		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56209	Alex	496		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56210	Alex	497		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56211	Alex	498		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56212	Alex	499		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56213	Alex	500		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56214	Alex	501		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56215	Alex	502		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56216	Alex	503		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56217	Alex	504		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56218	Alex	505		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56220	Alex	507		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56221	Alex	508		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56222	Alex	509		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56224	Alex	511		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56225	Alex	512		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56226	Alex	513		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56227	Alex	514		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56228	Alex	515		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC56229	Alex	516		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56230	Alex	517		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56231	Alex	518		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56232	Alex	519		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56233	Alex	520		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56234	Alex	521		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56235	Alex	522		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56236	Alex	523		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56237	Alex	524		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56238	Alex	525		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56239	Alex	526		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56240	Alex	527		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56241	Alex	528		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56242	Alex	529		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56243	Alex	530		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56244	Alex	531		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56246	Alex	533		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56247	Alex	534		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56248	Alex	535		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56252	Alex	539		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56259	Alex	546		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56261	Alex	548		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56262	Alex	549		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56263	Alex	550		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56264	Alex	551		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56265	Alex	552		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56266	Alex	553		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo
YC56267	Alex	554		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56268	Alex	556		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56269	Alex	558		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56270	Alex	560		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56271	Alex	562		ARCC	June 22, 2007	December 22, 2009	18		106D03			Mayo
YC56272	Alex	564		ARCC	June 22, 2007	December 22, 2009	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
62977	LE BLANC		3439	ERDC	June 21, 1956	March 12, 2010	6	14.63	105M14	1173	53032	Mayo
81223	ANDY		3440	ERDC	June 26, 1962	March 12, 2010	7.5	18.45	105M14	1166	53055	Mayo
81225	SUSY Q.		3441	ERDC	June 26, 1962	March 12, 2010	14	33.76	105M14	1165	53055	Mayo
81226	CATHY		3442	ERDC	June 26, 1962	March 12, 2010	17.1	42.49	105M14	1163	53033	Mayo
81227	Mo		3443	ERDC	June 26, 1962	March 12, 2010	15.3	37.79	105M14	1162	53033	Mayo
82531	Joyce		3444	ERDC	March 12, 1963	March 12, 2010	3.8	9.2	105M14	1110	52067	Mayo
83133	Bunk		3446	ERDC	August 13, 1963	March 12, 2010	20	50.76	105M14	1144	52862	Mayo
83533	U.K. No.	17	3445	ERDC	July 17, 1964	March 12, 2010	6.6	15.91	105M14	1143	52865	Mayo
81721	R.J.		3447	ERDC	July 10, 1962	July 10, 2010	11.4	28	105M14	1108	52065	Mayo
14233	MAGGIE		3448	ERDC	September 24, 1921	September 24, 2010	2.4	6.24	105M14	109	55064	Mayo
12818	KING		3451	ERDC	October 20, 1919	September 27, 2010	21	51.65	105M14	156	54080	Mayo
12990	SILVER BELL		3449	ERDC	April 15, 1920	September 28, 2010	13.6	33.25	105M14	122	55064	Mayo
14833	TUNNEL		3450	ERDC	July 19, 1923	September 30, 2010	2.7	6.42	105M14	142	54104	Mayo
62950	ORCHID	1		ERDC	May 30, 1956	October 31, 2010	27		105M13			Mayo
62951	ORCHID	2		ERDC	May 30, 1956	October 31, 2010	27.7		105M13			Mayo
62952	ORCHID	3		ERDC	May 30, 1956	October 31, 2010	20.9		105M13			Mayo
62953	ORCHID	4		ERDC	May 30, 1956	October 31, 2010	20.8		105M13			Mayo
62954	ORCHID	5		ERDC	May 30, 1956	October 31, 2010	20.7		105M13			Mayo
62955	ORCHID	6		ERDC	May 30, 1956	October 31, 2010	20.7		105M13			Mayo
62956	ORCHID	7		ERDC	May 30, 1956	October 31, 2010	19		105M13			Mayo
62957	ORCHID	8		ERDC	May 30, 1956	October 31, 2010	20.4		105M13			Mayo
62958	ORCHID	9		ERDC	May 30, 1956	October 31, 2010	21.3		105M13			Mayo
62959	ORCHID	10		ERDC	May 30, 1956	October 31, 2010	19.9		105M13			Mayo
62960	ORCHID	11		ERDC	May 30, 1956	October 31, 2010	12.7		105M13			Mayo
62961	ORCHID	12		ERDC	May 30, 1956	October 31, 2010	14.9		105M13			Mayo
62964	ORCHID	17		ERDC	May 30, 1956	October 31, 2010	12.3		105M13			Mayo
62965	ORCHID	18		ERDC	May 30, 1956	October 31, 2010	13.1		105M13			Mayo
62966	ORCHID	19		ERDC	May 30, 1956	October 31, 2010	20.2		105M14			Mayo
62967	ORCHID	20		ERDC	May 30, 1956	October 31, 2010	17.3		105M14			Mayo
YC48395	Alex	266		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48397	Alex	268		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48399	Alex	270		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48401	Alex	272		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48403	Alex	274		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48405	Alex	276		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48407	Alex	278		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48408	Alex	279		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48409	Alex	280		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48482	Alex	359		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48483	Alex	360		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48484	Alex	361		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48485	Alex	362		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48486	Alex	363		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48487	Alex	364		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48488	Alex	365		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48489	Alex	366		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48490	Alex	367		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48491	Alex	368		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48492	Alex	369		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48493	Alex	371		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48494	Alex	372		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48495	Alex	373		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48496	Alex	374		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48497	Alex	375		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48498	Alex	376		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48499	Alex	377		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48500	Alex	379		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48501	Alex	380		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48502	Alex	381		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48503	Alex	382		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48504	Alex	383		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48505	Alex	384		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48506	Alex	386		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC48549	Alex	264		ARCC	June 2, 2006	December 31, 2010	18		105M14			Mayo
YC42600	K	52		ARCC	December 3, 2005	December 3, 2011	18		105M14			Mayo
YC42598	K	50		ARCC	December 15, 2005	December 15, 2011	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59313	Paddy			ARCC-SPR	July 8, 1949	December 31, 2011	18		105M14			Mayo
80239	Carol	1		ARCC-SPR	October 16, 1957	December 31, 2011	18		105M14			Mayo
80240	Carol	2		ARCC-SPR	October 16, 1957	December 31, 2011	18		105M14			Mayo
80241	Carol	3		ARCC-SPR	October 16, 1957	December 31, 2011	18		105M14			Mayo
80242	Carol	4		ARCC-SPR	October 16, 1957	December 31, 2011	18		105M14			Mayo
80348	Carol	5		ARCC-SPR	July 2, 1959	December 31, 2011	18		105M14			Mayo
80453	Joe No.	1		ARCC-SPR	May 27, 1960	December 31, 2011	18		105M14			Mayo
81152	Carol			ARCC-SPR	June 4, 1962	December 31, 2011	18		105M14			Mayo
83253	Paddy	2		ARCC-SPR	October 16, 1963	December 31, 2011	18		105M14			Mayo
83254	Paddy	3		ARCC-SPR	October 16, 1963	December 31, 2011	18		105M14			Mayo
83721	Paddy	4		ARCC-SPR	October 26, 1964	December 31, 2011	18		105M14			Mayo
83722	Paddy	5		ARCC-SPR	October 26, 1964	December 31, 2011	18		105M14			Mayo
84489	Joe	2		ARCC-SPR	June 2, 1965	December 31, 2011	18		105M14			Mayo
Y 31586	Toni	1		ARCC-SPR	December 2, 1968	December 31, 2011	18		105M14			Mayo
Y 31587	Toni	2		ARCC-SPR	December 2, 1968	December 31, 2011	18		105M14			Mayo
Y 33741	O.K.	1		ARCC-SPR	December 11, 1970	December 31, 2011	18		105M14			Mayo
Y 33742	O.K.	2		ARCC-SPR	December 11, 1970	December 31, 2011	18		105M14			Mayo
Y 56174	O.K.	3		ARCC-SPR	September 15, 1971	December 31, 2011	18		105M14			Mayo
Y 56175	O.K.	4		ARCC-SPR	September 15, 1971	December 31, 2011	18		105M14			Mayo
Y 85963	O.K.	5		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
Y 85964	O.K.	6		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
Y 85965	O.K.	7		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
Y 85966	O.K.	8		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
Y 85967	O.K.	9		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
Y 85968	O.K.	10		ARCC-SPR	October 10, 1973	December 31, 2011	18		105M14			Mayo
YC42599	K	51		ARCC	December 15, 2005	December 31, 2011	18		105M14			Mayo
YC56117	K	90 F		ARCC	June 13, 2007	December 31, 2011	18		105M14			Mayo
YC56866	Alex	555		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56867	Alex	557		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56868	Alex	559		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56869	Alex	561		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56870	Alex	566		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56871	Alex	568		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC56872	Alex	570		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56873	Alex	572		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56875	Alex	602		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56877	Alex	604		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56878	Alex	605		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
YC56879	Alex	606		ARCC	July 24, 2007	December 31, 2011	18		105M14			Mayo
16326	HECTOR		3519	ERDC	May 30, 1927	June 17, 2012	20	49.73	105M14	276	55080	Mayo
38715	JOCK		3517	ERDC	May 20, 1931	June 17, 2012	20.1	49.56	105M14	277	55080	Mayo
38779	CHANCE		3518	ERDC	April 18, 1934	June 17, 2012	0.82	2.17	105M13	282	55080	Mayo
13175	CAMOROTE		3527	ERDC	June 19, 1920	October 31, 2012	19.2	47.84	105M14	162	53800	Mayo
YA17395	Lem	1		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17396	Lem	2		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17397	Lem	3		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17398	Lem	4		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17399	Lem	5		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17400	Lem	6		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17401	Lem	7		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17402	Lem	8		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17403	Lem	9		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17404	Lem	10		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17405	Lem	11		ARCC-SPR	November 14, 1977	November 14, 2012	18		105M14			Mayo
14989	RUBY		3525	ERDC	July 9, 1924	November 24, 2012	0.5	1.11	105M14	160	53801	Mayo
16025	HAWKS NEST		3524	ERDC	August 31, 1925	November 24, 2012	15.1	37.4	105M14	222	55107	Mayo
16497	DONNIE		3521	ERDC	August 28, 1924	November 24, 2012	20.2	48.63	105M14	218	55107	Mayo
16511	NO CASH		3526	ERDC	September 9, 1924	November 24, 2012	18.3	45.26	105M14	223	55107	Mayo
16512	LILL		3520	ERDC	September 9, 1924	November 24, 2012	18.4	45.6	105M14	224	55107	Mayo
16568	MONOPLY		3522	ERDC	July 7, 1925	November 24, 2012	8.9	21.96	105M14	225	55107	Mayo
16569	MONTE CARLO		3523	ERDC	July 7, 1925	November 24, 2012	21	51.15	105M13	228	FB20919	Mayo
YC42549	K	1		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42550	K	2		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42551	K	3		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42552	K	4		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42553	K	5		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC42554	K	6		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42555	K	7		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42556	K	8		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42557	K	9		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42558	K	10		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42559	K	11		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42560	K	12		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42561	K	13		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42562	K	14		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42563	K	15		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42564	K	16		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42565	K	17		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42566	K	18		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42567	K	19		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42568	K	20		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42569	K	21		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42570	K	22		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42571	K	23		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42572	K	24		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42573	K	25		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42574	K	26		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42575	K	27		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42576	K	28		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42577	K	29		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42578	K	30		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42579	K	31		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42580	K	32		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42581	K	33		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42582	K	34		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42587	K	39		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42588	K	40		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42589	K	41		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42590	K	42		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC42591	K	43		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42592	K	44		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42593	K	45		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42594	K	46		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42595	K	47		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42596	K	48		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42602	K	54		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42603	K	55		ARCC	December 15, 2005	December 15, 2012	18		105M13			Mayo
YC42604	K	56		ARCC	December 15, 2005	December 15, 2012	18		105M13			Mayo
YC42605	K	57		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42608	K	60		ARCC	December 15, 2005	December 15, 2012	18		105M13			Mayo
YC42609	K	61		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42610	K	62		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42611	K	63		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42612	K	64		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42613	K	65		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42614	K	66		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42615	K	67		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42616	K	68		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42617	K	69		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42618	K	70		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42619	K	71		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42620	K	72		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42621	K	73		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42622	K	74		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42623	K	75		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42624	K	76		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42625	K	77		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42626	K	78		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42630	K	82		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42631	K	83		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42632	K	84		ARCC	December 15, 2005	December 15, 2012	18		105M14			Mayo
YC42633	K	85		ARCC	December 15, 2005	December 15, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
13412	FOREST			ERDC	September 24, 1920	December 31, 2012	5.4		105M14			Mayo
13799	IVAN			ERDC	June 23, 1921	December 31, 2012	7.4		105M14			Mayo
14826	BELL YORK			ERDC	July 9, 1923	December 31, 2012	0.97		105M14			Mayo
14858	ADA			ERDC	August 30, 1923	December 31, 2012	6.1		105M14			Mayo
55392	YUKON			ERDC	January 30, 1946	December 31, 2012	14.6		105M14			Mayo
55394	BOB			ERDC	March 5, 1946	December 31, 2012	17.1		105M14			Mayo
59710	LEO	1		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	20.6		105M13			Mayo
59711	LEO	2		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	19.7		105M13			Mayo
59712	LEO	3		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	20.5		105M13			Mayo
59714	LEO	4		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	18.4		105M13			Mayo
59715	LEO	5		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	20.6		105M13			Mayo
59716	LEO	6		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	18		105M13			Mayo
59717	LEO	7		ERDC 65%-Cima 35%	September 26, 1950	December 31, 2012	20		105M13			Mayo
59718	LEO	8		ERDC 70%-Cima 30%	September 26, 1950	December 31, 2012	15.8		105M13			Mayo
59849	LEO	9		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	20.3		105M13			Mayo
59850	LEO	10		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	16.6		105M13			Mayo
59851	LEO	11		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	19.7		105M13			Mayo
59852	LEO	12		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	16.3		105M13			Mayo
59853	LEO	13		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	20.1		105M13			Mayo
59854	LEO	14		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	18.3		105M13			Mayo
59855	LEO	15		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	22.6		105M13			Mayo
59856	LEO	16		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	14		105M13			Mayo
59857	LEO	17		ERDC 70%-Cima 30%	October 2, 1950	December 31, 2012	12.6		105M13			Mayo
59941	LEO	18		ERDC 70%-Cima 30%	October 12, 1950	December 31, 2012	16.1		105M13			Mayo
59942	LEO	19		ERDC 70%-Cima 30%	October 12, 1950	December 31, 2012	20.2		105M13			Mayo
61635	LEO			ERDC 70%-Cima 30%	June 11, 1951	December 31, 2012	15.4		105M13			Mayo
62968	ORCHID	21		ERDC	May 30, 1956	December 31, 2012	22.7		105M14			Mayo
62969	ORCHID	22		ERDC	May 30, 1956	December 31, 2012	18.8		105M14			Mayo
62970	ORCHID	23		ERDC	May 30, 1956	December 31, 2012	22.2		105M14			Mayo
62971	ORCHID	24		ERDC	May 30, 1956	December 31, 2012	17.5		105M14			Mayo
80082	K.P.O.	1		ERDC 70%-Cima 30%	October 5, 1956	December 31, 2012	20.7		105M13			Mayo
80083	K.P.O.	2		ERDC 70%-Cima 30%	October 5, 1956	December 31, 2012	13.1		105M13			Mayo
80084	K.P.O.	3		ERDC 70%-Cima 30%	October 5, 1956	December 31, 2012	20.4		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
80085	K.P.O.	4		ERDC 70%-Cima 30%	October 5, 1956	December 31, 2012	16.3		105M13			Mayo
80169	ORCHID	44		ERDC	April 3, 1957	December 31, 2012	6.8		105M14			Mayo
80170	ORCHID	45		ERDC	April 3, 1957	December 31, 2012	10		105M14			Mayo
80345	K.P.O.			ERDC 70%-Cima 30%	October 14, 1958	December 31, 2012	3.7		105M13			Mayo
80362	K.P.O.	13		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	12.4		105M13			Mayo
80364	K.P.O.	15		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20.8		105M13			Mayo
80366	K.P.O.	17		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	21.4		105M13			Mayo
80367	K.P.O.	18		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	21		105M13			Mayo
80368	K.P.O.	19		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20.9		105M13			Mayo
80369	K.P.O.	20		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20		105M13			Mayo
80370	K.P.O.	21		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20.3		105M13			Mayo
80372	K.P.O.	23		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	21.1		105M13			Mayo
80374	K.P.O.	25		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20.8		105M13			Mayo
80376	K.P.O.	27		ERDC 70%-Cima 30%	July 24, 1959	December 31, 2012	20.5		105M13			Mayo
80378	K.P.O.	29		ERDC 70%-Cima 30%	July 28, 1959	December 31, 2012	20.3		105M13			Mayo
Y 68364	Orchid	46		ERDC	July 19, 1972	December 31, 2012	20.2		105M13			Mayo
Y 68365	Orchid	47		ERDC	July 19, 1972	December 31, 2012	20.5		105M13			Mayo
Y 68366	Orchid	48		ERDC	July 19, 1972	December 31, 2012	20		105M13			Mayo
Y 68367	Orchid	49		ERDC	July 19, 1972	December 31, 2012	21.2		105M13			Mayo
Y 68368	Orchid	50		ERDC	July 19, 1972	December 31, 2012	20.1		105M13			Mayo
Y 68369	Orchid	51		ERDC	July 19, 1972	December 31, 2012	20.8		105M13			Mayo
Y 68370	Orchid	52		ERDC	July 19, 1972	December 31, 2012	13.1		105M13			Mayo
Y 68371	Orchid	53		ERDC	July 19, 1972	December 31, 2012	7.5		105M13			Mayo
Y 68414	Case	1		ERDC	August 17, 1972	December 31, 2012	4.7		105M13			Mayo
Y 68415	Case	2		ERDC	August 17, 1972	December 31, 2012	1.7		105M13			Mayo
Y 68416	Case	3		ERDC	August 17, 1972	December 31, 2012	11		105M13			Mayo
YB43712	Barb One			ERDC	October 12, 1994	December 31, 2012	8		105M14			Mayo
YB43729	Raven			ERDC	October 18, 1994	December 31, 2012	20.8		105M13			Mayo
YB65005	Webfoot			ERDC	September 29, 1995	December 31, 2012	16.2		105M13			Mayo
YC42583	K	35		ARCC	December 1, 2005	December 31, 2012	18		105M14			Mayo
YC42584	K	36		ARCC	December 1, 2005	December 31, 2012	18		105M14			Mayo
YC42585	K	37		ARCC	December 1, 2005	December 31, 2012	18		105M14			Mayo
YC42586	K	38		ARCC	December 1, 2005	December 31, 2012	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC42597	K	49		ARCC	December 3, 2005	December 31, 2012	18		105M14			Mayo
YC42601	K	53		ARCC	December 5, 2005	December 31, 2012	18		105M14			Mayo
YC48148	Alex	17		ERDC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48149	Alex	18		ERDC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48150	Alex	19		ERDC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48151	Alex	20		ERDC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48152	Alex	21		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48153	Alex	22		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48154	Alex	23		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48155	Alex	24		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48156	Alex	25		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48157	Alex	26		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48158	Alex	27		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48159	Alex	28		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48160	Alex	29		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48161	Alex	30		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48216	Alex	85		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48217	Alex	86		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48218	Alex	87		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48219	Alex	88		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48220	Alex	89		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48221	Alex	90		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48222	Alex	91		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48223	Alex	92		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48224	Alex	93		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48225	Alex	94		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48226	Alex	95		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48227	Alex	96		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48228	Alex	97		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48229	Alex	98		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48230	Alex	99		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48231	Alex	100		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48232	Alex	101		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48233	Alex	102		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48234	Alex	103		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48235	Alex	104		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48236	Alex	105		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48237	Alex	106		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48238	Alex	107		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48239	Alex	108		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48240	Alex	109		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48241	Alex	110		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48242	Alex	111		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48243	Alex	112		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48244	Alex	113		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48245	Alex	114		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48246	Alex	115		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48247	Alex	116		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48248	Alex	117		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48249	Alex	118		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48250	Alex	119		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48251	Alex	120		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48252	Alex	121		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48253	Alex	122		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48254	Alex	123		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48255	Alex	124		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48256	Alex	125		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48257	Alex	126		ARCC	May 22, 2006	December 31, 2012	18		105M13			Mayo
YC48318	Alex	187		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48319	Alex	188		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48320	Alex	189		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48321	Alex	190		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48322	Alex	191		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48323	Alex	192		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48324	Alex	193		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48325	Alex	194		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48326	Alex	195		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48327	Alex	196		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48328	Alex	197		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48329	Alex	198		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48330	Alex	199		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48331	Alex	200		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48332	Alex	201		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48333	Alex	202		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48334	Alex	203		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48335	Alex	204		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48336	Alex	205		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48337	Alex	206		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48338	Alex	207		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48339	Alex	209		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48340	Alex	210		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48341	Alex	211		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48342	Alex	212		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48343	Alex	213		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48344	Alex	214		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48345	Alex	215		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48346	Alex	216		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48347	Alex	217		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48348	Alex	218		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48349	Alex	219		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48350	Alex	220		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48351	Alex	221		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48352	Alex	222		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48353	Alex	223		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48354	Alex	224		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48355	Alex	225		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48356	Alex	226		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48357	Alex	227		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48358	Alex	228		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48416	Alex	293		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48417	Alex	294		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48418	Alex	295		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48419	Alex	296		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48420	Alex	297		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48421	Alex	298		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48422	Alex	299		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48423	Alex	300		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48424	Alex	301		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48425	Alex	302		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48426	Alex	303		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48427	Alex	304		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48428	Alex	305		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48429	Alex	306		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48430	Alex	307		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48431	Alex	308		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48432	Alex	309		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48433	Alex	310		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48434	Alex	311		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48435	Alex	312		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48436	Alex	313		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48437	Alex	314		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48438	Alex	315		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48439	Alex	316		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48440	Alex	317		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48441	Alex	318		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48442	Alex	319		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48443	Alex	320		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48444	Alex	321		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48445	Alex	322		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48446	Alex	323		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48447	Alex	324		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48448	Alex	325		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48449	Alex	326		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48450	Alex	327		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48451	Alex	328		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48452	Alex	329		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48453	Alex	330		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48454	Alex	331		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48455	Alex	332		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48511	Alex	423		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48512	Alex	424		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48513	Alex	425		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48514	Alex	429		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48515	Alex	430		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48516	Alex	431		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48517	Alex	432		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48518	Alex	433		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48519	Alex	434		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48520	Alex	435		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48521	Alex	436		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48522	Alex	437		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48523	Alex	438		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48524	Alex	439		ARCC	June 2, 2006	December 31, 2012	18		105M14			Mayo
YC48525	Alex	440		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48526	Alex	441		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48527	Alex	442		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48528	Alex	443		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48529	Alex	444		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48530	Alex	445		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48531	Alex	446		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48532	Alex	447		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48533	Alex	448		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48534	Alex	449		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48535	Alex	450		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48536	Alex	451		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC48537	Alex	452		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48538	Alex	453		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48539	Alex	454		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48540	Alex	455		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48541	Alex	456		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48542	Alex	457		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48543	Alex	458		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48544	Alex	459		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48545	Alex	460		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48546	Alex	461		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48547	Alex	462		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC48548	Alex	208		ARCC	June 2, 2006	December 31, 2012	18		105M13			Mayo
YC55952	K	86		ARCC	May 29, 2007	December 31, 2012	18		105M14			Mayo
YC55953	K	87		ARCC	May 29, 2007	December 31, 2012	18		105M14			Mayo
YC56115	K	88 F		ARCC	June 13, 2007	December 31, 2012	18		105M14			Mayo
YC56116	K	89 F		ARCC	June 13, 2007	December 31, 2012	18		105M14			Mayo
YC56118	K	91 F		ARCC	June 13, 2007	December 31, 2012	18		105M13			Mayo
YC56119	K	92 F		ARCC	June 13, 2007	December 31, 2012	18		105M13			Mayo
YC56127	K	100		ARCC	June 15, 2007	December 31, 2012	18		105M14			Mayo
YC56128	K	101 F		ARCC	June 15, 2007	December 31, 2012	18		105M14			Mayo
YC56155	K	103 F		ARCC	June 22, 2007	December 31, 2012	18		105M14			Mayo
YC56156	K	104		ARCC	June 22, 2007	December 31, 2012	18		105M14			Mayo
YC56157	K	105 F		ARCC	June 22, 2007	December 31, 2012	18		105M14			Mayo
YC56158	K	106		ARCC	June 22, 2007	December 31, 2012	18		105M14			Mayo
YC56159	K	107 F		ARCC	June 22, 2007	December 31, 2012	18		105M14			Mayo
YC56874	Alex	601		ARCC	July 24, 2007	December 31, 2012	18		105M14			Mayo
YC56876	Alex	603		ARCC	July 24, 2007	December 31, 2012	18		105M14			Mayo
13158	PHOENIX		3537	ERDC	June 17, 1920	February 27, 2013	13.7	34.14	105M14	114	18257	Mayo
YC42606	K	58		ARCC	December 15, 2005	December 15, 2013	18		105M13			Mayo
YC42607	K	59		ARCC	December 15, 2005	December 15, 2013	18		105M13			Mayo
YC42627	K	79		ARCC	December 15, 2005	December 15, 2013	18		105M14			Mayo
YC42628	K	80		ARCC	December 15, 2005	December 15, 2013	18		105M14			Mayo
YC42629	K	81		ARCC	December 15, 2005	December 15, 2013	18		105M14			Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YC56124	K	97		ARCC	June 15, 2007	December 15, 2013	18		105M14			Mayo
YC56125	K	98		ARCC	June 15, 2007	December 15, 2013	18		105M14			Mayo
YC56126	K	99		ARCC	June 15, 2007	December 15, 2013	18		105M14			Mayo
YA40163	Dice	1		ERDC	June 29, 1979	December 29, 2013	2.1		105M14			Mayo
YA40164	Dice	2		ERDC	June 29, 1979	December 29, 2013	18.5		105M14			Mayo
YA40165	Dice	3		ERDC	June 29, 1979	December 29, 2013	17.1		105M14			Mayo
YA40166	Dice	4		ERDC	June 29, 1979	December 29, 2013	21.9		105M14			Mayo
YA40167	Dice	5		ERDC	June 29, 1979	December 29, 2013	14.5		105M14			Mayo
YA40168	Dice	6		ERDC	June 29, 1979	December 29, 2013	21.3		105M14			Mayo
YA40169	Dice	7		ERDC	June 29, 1979	December 29, 2013	21		105M14			Mayo
YA40170	Dice	8		ERDC	June 29, 1979	December 29, 2013	20.3		105M14			Mayo
YA40171	Dice	9		ERDC	June 29, 1979	December 29, 2013	21.1		105M14			Mayo
YA40173	Dice	11		ERDC	June 29, 1979	December 29, 2013	20.9		105M14			Mayo
YA40174	Dice	12		ERDC	June 29, 1979	December 29, 2013	20.5		105M14			Mayo
YA40175	Dice	13		ERDC	June 29, 1979	December 29, 2013	19.7		105M14			Mayo
YA40176	Dice	14		ERDC	June 29, 1979	December 29, 2013	21.9		105M14			Mayo
Y 33308	Venus	3		ERDC	April 6, 1970	December 31, 2013	11.7		105M14			Mayo
Y 87470	Snowdrift	9		ERDC	March 21, 1974	December 31, 2013	14.3		105M13			Mayo
Y 87471	Snowdrift	10		ERDC	March 21, 1974	December 31, 2013	16		105M13			Mayo
Y 87472	Snowdrift	11		ERDC	March 21, 1974	December 31, 2013	15.7		105M13			Mayo
Y 97219	Snowdrift	12		ERDC	December 23, 1974	December 31, 2013	8.7		105M13			Mayo
Y 97333	Venus	4		ERDC	May 9, 1975	December 31, 2013	9		105M14			Mayo
YA01412	Snowdrift	17		ERDC	October 8, 1975	December 31, 2013	10.9		105M13			Mayo
YA01414	Snowdrift	19		ERDC	October 8, 1975	December 31, 2013	20.8		105M13			Mayo
YA01416	Snowdrift	21		ERDC	October 8, 1975	December 31, 2013	19.5		105M13			Mayo
YA39498	Bulldozer	1		ERDC	April 4, 1979	December 31, 2013	21		105M14			Mayo
YB29727	ALLA	4		ERDC	March 19, 1993	December 31, 2013	12.9		105M13			Mayo
YB29728	ALLA	5		ERDC	March 19, 1993	December 31, 2013	12		105M13			Mayo
YB29729	ALLA	6		ERDC	March 19, 1993	December 31, 2013	6.3		105M13			Mayo
YC56122	K	95		ARCC	June 15, 2007	December 31, 2013	18		105M14			Mayo
YC56123	K	96		ARCC	June 15, 2007	December 31, 2013	18		105M14			Mayo
YC69940	K	108F		ARCC	September 10, 2008	December 31, 2013	0.344		105M14			Mayo
12875	PORCUPINE		4065	ERDC	November 15, 1919	January 21, 2014	15.4	38.01	105M14	23	18252	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
13152	FRIENDSHIP		4066	ERDC	June 16, 1920	January 30, 2014	10	25.1	105M14	102	18256	Mayo
13021	LUCKY QUEEN		4067	ERDC	May 4, 1920	February 17, 2014	20.1	48.29	105M14	181	36699	Mayo
12923	UNCLE SAM		4068	ERDC	December 26, 1919	March 12, 2014	14.4	35.18	105M14	182	36699	Mayo
13153	VIOLA		4069	ERDC	June 16, 1920	March 14, 2014	18.5	45.61	105M14	165	55110	Mayo
14898	RIO		4070	ERDC	November 15, 1923	April 14, 2014	14	35.05	105M14	168	55110	Mayo
16253	TIPPY		4074	ERDC	October 6, 1926	April 14, 2014	6.2	15.58	105M14	301	55112	Mayo
38694	JESSIE		4075	ERDC	November 21, 1930	April 14, 2014	16.4	40.74	105M14	300	55112	Mayo
38741	TOMTOM		4072	ERDC	June 20, 1932	April 14, 2014	10.3	25.19	105M14	298	55112	Mayo
38744	JEWEL		4073	ERDC	July 21, 1932	April 14, 2014	9.1	22.58	105M14	299	55112	Mayo
38812	GALENA HILL		4071	ERDC	November 12, 1934	April 14, 2014	17	41.57	105M14	297	55112	Mayo
16079	TOO GOOD		4076	ERDC	November 29, 1925	June 11, 2014	4.6	10.61	105M14	183	36699	Mayo
14846	DENVER		2092	ERDC	August 11, 1923	October 14, 2014	3.4	8.19	105M14	202	55109	Mayo
12785	PINOCHLE		3749	ERDC	September 11, 1919	October 29, 2014	20.7	51.26	105M14	22	16735	Mayo
12871	WOLVERINE		3750	ERDC	November 13, 1919	October 30, 2014	19.2	47.21	105M14	24	16735	Mayo
14168	MASTIFF		4087	ERDC	September 14, 1921	November 14, 2014	13.9	34.3	105M14	158	53801	Mayo
14089	ARCTIC		4088	ERDC	July 26, 1921	December 19, 2014	20.7	51.65	105M14	157	53801	Mayo
14169	ETTA		4089	ERDC	September 14, 1921	December 19, 2014	15.2	37.67	105M14	192	55109	Mayo
14088	MIDWAY		4090	ERDC	July 26, 1921	December 30, 2014	20.7	51.65	105M14	185	55109	Mayo
14085	FIG TREE		4098	ERDC	July 25, 1921	January 8, 2015	14.5	35.49	105M14	186	55109	Mayo
14084	BIRMINGHAM		4096	ERDC	July 25, 1921	January 15, 2015	17.3	41.91	105M14	179	55109	Mayo
14087	HUXLEY		4097	ERDC	July 26, 1921	January 20, 2015	10.3	25.59	105M14	176	55109	Mayo
14086	ORANGE		4092	ERDC	July 25, 1921	January 21, 2015	21.2	51.65	105M14	178	55109	Mayo
14893	SPENCER		4093	ERDC	November 14, 1923	January 27, 2015	0.2	0.46	105M14	189	55109	Mayo
14883	DARWIN		4091	ERDC	October 18, 1923	January 28, 2015	3.5	8.57	105M14	188	55109	Mayo
14998	ATLANTIC		4094	ERDC	July 14, 1924	January 29, 2015	7.1	17.27	105M14	191	55109	Mayo
14999	PACIFIC		4095	ERDC	July 14, 1924	January 29, 2015	12.9	31.4	105M14	190	55109	Mayo
13133	HOMESTAKE		2113	ERDC	June 15, 1920	February 27, 2015	20.8	51.65	105M14	241	FB20919	Mayo
13367	WARRIOR		2114	ERDC	October 12, 1920	February 27, 2015	13.7	33.75	105M13	372	41356	Mayo
12803	SHAMROCK		2116	ERDC	October 8, 1919	April 28, 2015	20.9	51.65	105M14	232	55071	Mayo
14903	DIXIE		4110	ERDC	November 21, 1923	October 7, 2015	17.1	41.81	105M14	217	55107	Mayo
12829	MAPLE LEAF		4111	ERDC	October 23, 1919	October 15, 2015	18.2	45.32	105M14	235	55071	Mayo
12800	RENO		4112	ERDC	October 1, 1919	October 19, 2015	19.9	48.5	105M14	233	55071	Mayo
12812	KID		4109	ERDC	October 16, 1919	October 19, 2015	20.6	51.1	105M14	234	55071	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
12830	LION		4108	ERDC	October 23, 1919	October 24, 2015	17.8	44.19	105M14	236	55071	Mayo
12807	TIGER		4107	ERDC	October 10, 1919	October 27, 2015	20.7	51.21	105M14	237	55071	Mayo
12919	MAYO		4113	ERDC	December 22, 1919	December 21, 2015	20.7	51.63	105M14	180	36699	Mayo
16561	ARIZONA		2132	ERDC	June 30, 1925	January 27, 2016	10	24.99	105M14	257	53837	Mayo
16557	WESTON		2133	ERDC	June 18, 1925	March 7, 2016	14.5	35.46	105M14	201	55047	Mayo
16571	MINERVA		2134	ERDC	July 7, 1925	March 22, 2016	19.1	46.94	105M14	197	55047	Mayo
16040	MINERVA JR.		2135	ERDC	September 23, 1925	April 14, 2016	9.3	22.99	105M14	199	55047	Mayo
15236	MOHAWK		2136	ERDC	June 13, 1928	April 20, 2016	15.8	38.98	105M14	200	55047	Mayo
56506	HILL		2179	ERDC	November 28, 1947	May 23, 2016	1.6	3.74	105M13	329	40951	Mayo
13480	BLACK MAGGIE		2181	ERDC	October 13, 1920	September 3, 2016	3.7	9.17	105M14	800	41543	Mayo
38748	MAY		2180	ERDC	August 15, 1932	September 3, 2016	17.9	44.59	105M14	777	41542	Mayo
12937	MATHOLE		2138	ERDC	January 3, 1920	September 7, 2016	20.5	50.6	105M14	269	21508	Mayo
38643	FLAME		2139	ERDC	November 13, 1929	November 29, 2016	13.7	33.77	105M14	249	21508	Mayo
38642	MOTH		2140	ERDC	November 13, 1929	December 8, 2016	16.4	39.91	105M14	250	21508	Mayo
YC56129	K	102 F		ARCC	June 15, 2007	December 31, 2016	18		105M14			Mayo
14228	Dolly Varden		2194	ERDC	September 24, 1921	February 15, 2017	4.3	10.15	105M14	289	41270	Mayo
15329	LITTLE FRACTION		2197	ERDC	May 16, 1929	March 8, 2017	0.6	1	105M13	210	55102	Mayo
15304	GREEN BACK		2195	ERDC	November 27, 1928	March 13, 2017	18.4	44.65	105M13	208	55102	Mayo
16556	KENO		2200	ERDC	June 18, 1925	March 21, 2017	17.6	41.61	105M14	203	55047	Mayo
15364	LINK		2196	ERDC	July 16, 1929	March 22, 2017	8.2	19.06	105M13	213	55102	Mayo
15365	WASP		2201	ERDC	July 11, 1929	March 27, 2017	5.7	13.89	105M13	209	55102	Mayo
16585	LUCKY		2198	ERDC	June 11, 1925	March 29, 2017	2.2	5.02	105M14	258	53796	Mayo
13454	BULL FROG		2199	ERDC	October 2, 1920	March 30, 2017	20.8	51.65	105M13	261	21254	Mayo
16523	ELSA		2202	ERDC	October 11, 1924	May 12, 2017	15.4	38.2	105M14	193	55047	Mayo
16524	JEAN		2203	ERDC	October 11, 1924	May 19, 2017	16.9	41.23	105M14	194	55047	Mayo
16552	LUCKY STRIKE		2204	ERDC	June 15, 1925	June 14, 2017	5.6	13.64	105M14	196	55047	Mayo
16553	PORCUPINE		2205	ERDC	June 15, 1925	June 20, 2017	16.9	41.93	105M14	195	55047	Mayo
84580	SURPLOMB	2	2228	ERDC	July 14, 1965	October 8, 2017	1.9	4.83	105M14	1175	53032	Mayo
84581	SURPLOMB	3	2229	ERDC	July 14, 1965	October 8, 2017	1.7	4.08	105M14	1172	53032	Mayo
84616	GLORIA FRACTION		2232	ERDC	August 24, 1965	October 8, 2017	6.1	15.53	105M14	1168	53032	Mayo
84617	REVENGE FRACTIO		2231	ERDC	August 24, 1965	October 8, 2017	5.8	14.35	105M14	1169	53032	Mayo
84626	JEAN FRACTIONAL		2230	ERDC	August 26, 1965	October 8, 2017	10.4	25.91	105M14	1174	53032	Mayo
84628	TESS		2233	ERDC	September 9, 1965	October 8, 2017	0.38	0.88	105M14	1176	53032	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
55364	HELEN		2211	ERDC	October 25, 1945	November 1, 2017	15.5	37	105M14	797	41545	Mayo
59274	JUNE		2212	ERDC	June 22, 1949	November 1, 2017	0.75	1	105M14	803	41540	Mayo
14081	WHIPSAW		OM00011	ERDC	July 23, 1921	December 15, 2017	8.6	20.67	105M14	163	55050	Mayo
14327	EUREKA		2227	ERDC	October 11, 1921	December 15, 2017	9	22.5	105M14	164	55050	Mayo
16087	EXTENSION		2226	ERDC	November 24, 1925	December 15, 2017	15.4	38.01	105M14	173	55050	Mayo
16170	NOD FR.		2225	ERDC	July 13, 1926	December 15, 2017	0.85	2	105M14	461	41801	Mayo
38730	SILVER FR.		2223	ERDC	September 16, 1931	December 15, 2017	2.5	6.32	105M14	463	41801	Mayo
55120	CHANCE		2222	ERDC	November 28, 1938	December 15, 2017	14.4	35.43	105M14	464	41801	Mayo
55327	SAM		2221	ERDC	October 16, 1945	December 15, 2017	16.6	41.3	105M14	465	41801	Mayo
55333	DOE		2220	ERDC	October 16, 1945	December 15, 2017	1.7	3.94	105M14	466	41801	Mayo
55473	ENDYMION		2219	ERDC	January 23, 1947	December 15, 2017	18.3	34.61	105M14	742	41555	Mayo
55474	ARETHUSA		2218	ERDC	January 23, 1947	December 15, 2017	6.3	15.81	105M14	743	41555	Mayo
55475	ARTEMIS		OM00017	ERDC	January 23, 1947	December 15, 2017	17.1	41.52	105M14	744	41555	Mayo
55476	APOLLO		2216	ERDC	January 23, 1947	December 15, 2017	13.6	33.4	105M14	745	41555	Mayo
55477	ADONAIS		2215	ERDC	January 24, 1947	December 15, 2017	13.1	32.23	105M14	747	41552	Mayo
55478	HESPERIDES		2214	ERDC	January 24, 1947	December 15, 2017	16.7	41.19	105M14	748	41552	Mayo
56443	APEX FR.		OM00022	ERDC	July 15, 1947	December 15, 2017	8.1	2.09	105M14	462	41791	Mayo
12870	FORAKER FRACTION		2207	ERDC	November 13, 1919	December 27, 2017	6.1	14	105M14	266	21677	Mayo
12873	PERRY FRACTIONAL		2206	ERDC	November 14, 1919	December 28, 2017	6.3	15.19	105M14	267	21677	Mayo
13169	ELSIE FRACTIONAL		2209	ERDC	June 18, 1920	January 8, 2018	3.1	7.92	105M14	271	21667	Mayo
38619	McCARTHY FRACTION		2208	ERDC	September 19, 1929	January 8, 2018	1.1	1.82	105M14	272	21677	Mayo
2201	MABEL		OM00028	ERDC	March 17, 1913	February 15, 2018	18.8	45.91	105M13	16	15165	Mayo
16564	PAL OF MINE		OM00031	ERDC	June 30, 1925	May 28, 2018	17.4	42.68	105M14	270	55064	Mayo
13110	WHITEHORSE		OM00032	ERDC	June 10, 1920	August 5, 2018	6.6	16	105M14	888	42093	Mayo
13088	CHIEF	2	OM00038	ERDC	June 8, 1920	August 18, 2018	19.2	47.88	105M14	415	41758	Mayo
13089	CHIEF		OM00039	ERDC	June 8, 1920	August 18, 2018	21.2	52	105M14	416	41758	Mayo
13156	VERNA		OM00034	ERDC	June 17, 1920	August 18, 2018	20.7	51	105M14	413	41761	Mayo
14466	AJAX		OM00033	ERDC	December 7, 1921	August 18, 2018	14.6	47.53	105M14	166	55110	Mayo
15303	SWISS		OM00037	ERDC	October 26, 1928	August 18, 2018	19.2	47	105M14	412	41759	Mayo
38687	AUGUST		OM00036	ERDC	September 16, 1930	August 18, 2018	1.7	3	105M14	410	41759	Mayo
55024	KENO		OM00035	ERDC	October 30, 1936	August 18, 2018	16.8	42	105M14	411	41759	Mayo
59125	FRONTIER		OM00041	ERDC	November 13, 1948	January 6, 2019	14	not kwn	105M14	421	41762	Mayo
10269	HAPPY		NM00011	ERDC	July 22, 1936	July 27, 2019	7.3	17.7	105M14	664	42735	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
13025	NABOB		NM00012	ERDC	May 5, 1920	July 27, 2019	14	34.23	105M14	673	42735	Mayo
13027	TIN CAN		NM00007	ERDC	May 5, 1920	July 27, 2019	21.1	51.7	105M14	661	42735	Mayo
13069	SILVER HOARD		NM00013	ERDC	May 31, 1920	July 27, 2019	17.1	42.81	105M14	662	42735	Mayo
15366	JIGGYWIG		NM00008	ERDC	July 18, 1929	July 27, 2019	15.2	37.83	105M14	670	42735	Mayo
55065	TIPTOP		2454	ERDC	March 28, 1938	July 27, 2019	1.4	3.32	105M14	665	42735	Mayo
55214	SANTIAGO		NM00009	ERDC	February 23, 1942	July 27, 2019	13.7	33.9	105M14	671	42735	Mayo
55569	BARKY		NM00014	ERDC	February 17, 1947	July 27, 2019	3.8	8.89	105M14	674	42735	Mayo
59160	BLUE BIRD		NM00015	ERDC	November 22, 1948	July 27, 2019	20.2	50.07	105M14	667	42735	Mayo
59161	TREASURE ISLAND		NM00016	ERDC	November 22, 1948	July 27, 2019	16.4	40.28	105M14	668	42735	Mayo
59336	KAYE		NM00017	ERDC	July 19, 1949	July 27, 2019	8.5	37.8	105M14	672	42735	Mayo
59341	NANCE		NM00019	ERDC	July 19, 1949	July 27, 2019	14.4	35.71	105M14	666	42735	Mayo
59342	BETS		NM00018	ERDC	July 19, 1949	July 27, 2019	13.4	32.99	105M14	669	42735	Mayo
59518	BEN		NM00005	ERDC	November 1, 1949	July 27, 2019	19.3	46.87	105M14	663	42735	Mayo
59754	EILEEN		NM00020	ERDC	September 26, 1950	July 27, 2019	8.8	21.58	105M14	648	41524	Mayo
62131	METEOR		NM00006	ERDC	June 16, 1952	July 27, 2019	3.9	9.28	105M14	675	42735	Mayo
55421	COMPLEX		NM00023	ERDC	August 16, 1946	August 28, 2019	20.8	51.65	105M14	537	41866	Mayo
12876	FISHER		NM00022	ERDC	November 26, 1919	September 14, 2019	17.5	43.66	105M14	68	55052	Mayo
12878	CARIBOU		NM00021	ERDC	November 26, 1919	September 14, 2019	18	46.6	105M14	66	18253	Mayo
55495	LORNE		NM00025	ERDC	February 1, 1947	October 12, 2019	10.6	26.25	105M14	486	41795	Mayo
55497	MAYO		NM00027	ERDC	February 1, 1947	October 12, 2019	12.1	29.87	105M13	322	40961	Mayo
55499	DUPLEX		NM00026	ERDC	February 1, 1947	October 12, 2019	16.5	40.97	105M13	323	40961	Mayo
13060	KIDDO		NM00024	50% ERDC	May 11, 1920	November 11, 2019	5.6	13.53	105M14	705	42747	Mayo
16558	PUNCH		OM00040	ERDC	June 18, 1925	December 29, 2019	9.9	24.26	105M14	205	55047	Mayo
12961	LAST CHANCE		NM00028	ERDC	February 26, 1920	February 5, 2020	20.3	50.09	105M14	246	54073	Mayo
14002	UPTON		NM00029	ERDC	June 25, 1921	February 5, 2020	14.2	34.76	105M14	245	54073	Mayo
55480	CORA		NM00031	ERDC	January 24, 1947	February 11, 2020	20.7	51.26	105M14	496	41798	Mayo
12965	LONE STAR		NM00030	ERDC	March 1, 1920	February 20, 2020	16.2	39.93	105M14	244	54073	Mayo
12998	WALSH		NM00032	ERDC	April 17, 1920	February 28, 2020	15.8	38.43	105M14	247	54073	Mayo
12880	NAPOLEON		NM00033	ERDC	November 28, 1919	March 13, 2020	10.8	26.6	105M14	116	53816	Mayo
13058	BUNNY		NM00035	ERDC	May 11, 1920	April 25, 2020	13.9	34.46	105M14	806	42747	Mayo
13072	HIGHLANDER		NM00034	ERDC	June 4, 1920	April 25, 2020	14.8	36.21	105M14	807	42747	Mayo
59335	TIP TOP		NM00010	ERDC	July 19, 1949	May 15, 2020	16.4	39.97	105M14	571	41529	Mayo
12915	SIWASH		NM00040	ERDC	December 19, 1919	August 13, 2020	16.7	41.82	105M14	98	18256	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
12970	CANADIAN		NM00041	ERDC	March 4, 1920	August 14, 2020	2	4.66	105M14	37	16982	Mayo
16350	RING		NM00036	ARCC-SPR	August 27, 1927	August 19, 2020	5.7	14.16	105M14	493	41799	Mayo
12877	EUREKA		NM00038	ERDC	November 26, 1919	August 20, 2020	16.2	39.41	105M14	92	18254	Mayo
12819	MOOSE		NM00037	ERDC	October 20, 1919	August 21, 2020	19.9	48.2	105M14	927	42112	Mayo
12879	MIRAMICHI		NM00039	ERDC	September 26, 1919	September 16, 2020	19	46	105M14	195	53778	Mayo
13073	RAM		NM00042	ERDC	June 4, 1920	October 17, 2020	20.8	51.65	105M14	170	55050	Mayo
12838	TUNDRA		NM00043	ERDC	October 27, 1919	November 1, 2020	20.7	51.65	105M14	152A	18946	Mayo
13122	BLUE ROCK		NM00044	ERDC	June 12, 1920	November 14, 2020	18.6	46	105M14	775	41556	Mayo
55269	LITTLE GIRL		NM00045	ERDC	November 9, 1943	November 14, 2020	7.2	17.87	105M14	802	42220	Mayo
55315	DELIA		NM00046	ERDC	February 19, 1945	November 14, 2020	19.3	48.19	105M14	782	41564	Mayo
55330	JIMMIE		NM00047	ERDC	October 16, 1945	November 14, 2020	19	46.48	105M14	786	41564	Mayo
55341	ROBIN		NM00048	ERDC	October 17, 1945	November 14, 2020	15.8	38.03	105M14	776	41556	Mayo
55385	MARMOT		NM00049	ERDC	October 26, 1945	November 14, 2020	19.4	48	105M14	789	41564	Mayo
55386	GOPHER		NM00050	ERDC	October 26, 1945	November 14, 2020	6	15.25	105M14	783	41564	Mayo
55387	REX		NM00051	ERDC	October 26, 1945	November 14, 2020	1.9	3.96	105M14	784	42220	Mayo
55389	PORKY		NM00052	ERDC	October 26, 1945	November 14, 2020	20.7	51.62	105M14	788	41564	Mayo
55427	JAY		NM00053	ERDC	August 19, 1946	November 14, 2020	19.2	46.72	105M14	785	41564	Mayo
55428	HAY		NM00054	ERDC	August 19, 1946	November 14, 2020	20.3	50.57	105M14	787	41564	Mayo
12845	FOX		NM00056	ERDC	October 28, 1919	March 11, 2021	19.4	48.2	105M14	93	18254	Mayo
59765	CORA Fr	2	NM00055	ERDC	September 27, 1950	June 17, 2021	2.4	5.89	105M14	893	42101	Mayo
56522	QUEST		NM00111	ARCC-SPR	June 8, 1948	June 19, 2021	22.8	56.37	105M14	492	41817	Mayo
59273	QUILL		NM00112	ARCC-SPR	June 21, 1949	June 19, 2021	10.7	26.55	105M14	541	41872	Mayo
13108	ANEROID		NM00058	ERDC	June 10, 1920	July 18, 2021	12.1	29.82	105M14	542	42156	Mayo
13109	WATCH		NM00130	ERDC	June 10, 1920	July 18, 2021	16.9	41.96	105M14	543	42156	Mayo
14446	BARKER Jr		NM00061	ERDC	December 1, 1921	July 24, 2021	20.5	51.39	105M14	408	41747	Mayo
14884	BUDDY		NM00065	ERDC	October 22, 1923	July 24, 2021	16.5	40.18	105M14	404	41747	Mayo
14885	TILLY		NM00069	ERDC	October 22, 1923	July 24, 2021	19.6	47.8	105M14	403	41747	Mayo
15250	BOYLE		NM00063	ERDC	August 6, 1928	July 24, 2021	17.4	43	105M14	405	41747	Mayo
38737	ETHEL		NM00066	ERDC	April 11, 1932	July 24, 2021	21.6	53.86	105M14	402	41747	Mayo
56501	83		NM00059	ERDC	September 24, 1947	July 24, 2021	6.9	20	105M14	394	41739	Mayo
56502	A.A.		NM00060	ERDC	September 24, 1947	July 24, 2021	1.1	2.66	105M14	396	41747	Mayo
56524	BETTY		NM00062	ERDC	June 11, 1948	July 24, 2021	20.9	51.61	105M14	518	41870	Mayo
56577	HOBO		NM00067	ERDC	August 3, 1948	July 24, 2021	21.2	51.75	105M14	400	41747	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59026	BOYLE		NM00064	ERDC	September 13, 1948	July 24, 2021	1	2.28	105M14	406	41747	Mayo
59027	SISTER		NM00068	ERDC	September 13, 1948	July 24, 2021	10.8	25.85	105M14	395	41747	Mayo
14092	WALL EYE		NM00081	ERDC	July 26, 1921	August 8, 2021	21.8	53.96	105M14	347	40962	Mayo
14095	WIGWAM		NM00082	ERDC	July 26, 1921	August 8, 2021	18.5	45.66	105M14	345	40962	Mayo
14216	SILVER SPOON		NM00079	ERDC	September 24, 1921	August 8, 2021	18.8	43.33	105M14	338	40952	Mayo
14219	LOUISE		NM00078	ERDC	September 24, 1921	August 8, 2021	18.6	45.8	105M14	336	40952	Mayo
14220	FRANK		NM00076	ERDC	September 24, 1921	August 8, 2021	20.9	51.65	105M14	337	40952	Mayo
14223	DREADNAUGHT		NM00071	ERDC	September 24, 1921	August 8, 2021	20	48.72	105M14	339	40952	Mayo
14229	LITTLE CHARLIE		NM00077	ERDC	September 24, 1921	August 8, 2021	10.4	25.73	105M14	341	40962	Mayo
16083	WINFRED		NM00083	ERDC	November 20, 1925	August 8, 2021	4.3	10.93	105M14	346	40962	Mayo
59013	ALICE		NM00070	ERDC	September 1, 1948	August 8, 2021	16.1	39.35	105M14	353	40952	Mayo
59293	SYLDIX		NM00080	ERDC	June 30, 1949	August 8, 2021	0.18	0.31	105M14	380	41740	Mayo
59296	ELINOR	1	NM00072	ERDC	June 30, 1949	August 8, 2021	19.6	48.93	105M14	445	41746	Mayo
59297	ELINOR	3	NM00074	ERDC	June 30, 1949	August 8, 2021	22.9	57.08	105M14	447	41746	Mayo
59298	ELINOR	4	NM00075	ERDC	June 30, 1949	August 8, 2021	21.2	51.65	105M14	448	41746	Mayo
59302	ELINOR	2	NM00073	ERDC	June 30, 1949	August 8, 2021	20.3	50.61	105M14	446	41746	Mayo
14090	SAXON		NM00091	ERDC	July 26, 1921	August 20, 2021	20.7	51.65	105M14	349	40962	Mayo
14093	PAGODA		NM00089	ERDC	July 26, 1921	August 20, 2021	18.5	45.4	105M14	350	40962	Mayo
14227	READY CASH		NM00090	ERDC	September 24, 1921	August 20, 2021	20.2	49.58	105M14	355	40958	Mayo
14231	WETT		NM00094	ERDC	September 24, 1921	August 20, 2021	19.9	48.71	105M14	342	40962	Mayo
15305	GRUB STAKE		NM00086	ERDC	November 27, 1928	August 20, 2021	0.77	1.91	105M14	354	40962	Mayo
16166	BUNNY		NM00084	ERDC	July 12, 1926	August 20, 2021	7	17.21	105M14	383	41741	Mayo
16496	EFFIE		NM00085	ERDC	August 28, 1924	August 20, 2021	15.4	38.18	105M14	226	55107	Mayo
16498	WINSOME		NM00095	ERDC	August 28, 1924	August 20, 2021	20.8	51.65	105M14	219	55107	Mayo
56419	KIJO		NM00088	ERDC	June 10, 1947	August 20, 2021	20.5	50.75	105M14	852	41891	Mayo
59315	HARDIX		NM00087	ERDC	July 13, 1949	August 20, 2021	1.1	2.55	105M14	381	41740	Mayo
56504	TOPOLO		NM00093	ERDC	September 26, 1947	August 22, 2021	15.1	37.62	105M14	853	41891	Mayo
56505	TOM BOY		NM00092	ERDC	October 10, 1947	August 22, 2021	20.6	51.63	105M14	854	41891	Mayo
56515	YUKON		NM00096	ERDC	April 19, 1948	August 22, 2021	12.1	28.95	105M14	851	41891	Mayo
13092	CHIEF	3	NM00103	ERDC	June 8, 1920	August 26, 2021	20.4	50.56	105M14	414	41758	Mayo
13721	STAURT		NM00108	ERDC	June 7, 1921	August 26, 2021	5.8	14.04	105M14	417	41737	Mayo
14445	BUSH		NM00099	ERDC	December 1, 1921	August 26, 2021	21.3	51.93	105M14	398	41767	Mayo
14816	GIBRALTAR		NM00106	ERDC	April 13, 1923	August 26, 2021	8.2	20.29	105M14	439	41735	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
14880	JUMBO		NM00107	ERDC	October 17, 1923	August 26, 2021	6	14.71	105M14	438	41735	Mayo
15306	BEAR		NM00097	ERDC	November 29, 1928	August 26, 2021	10.2	24.84	105M14	437	41768	Mayo
59120	CLIMBER		NM00105	ERDC	November 10, 1948	August 26, 2021	18.4	45.19	105M14	423	41893	Mayo
59420	CACHI	1	NM00100	ERDC	August 10, 1949	August 26, 2021	1.4	3.31	105M14	418	41766	Mayo
59421	CACHI	2	NM00101	ERDC	August 10, 1949	August 26, 2021	4.1	10.15	105M14	419	41766	Mayo
59422	CACHI	3	NM00102	ERDC	August 10, 1949	August 26, 2021	4.2	10.06	105M14	420	41766	Mayo
59474	BERRHOME		NM00098	ERDC	September 3, 1949	August 26, 2021	2.6	6.37	105M14	443	41757	Mayo
59475	CLIMBEAGLE		NM00104	ERDC	September 3, 1949	August 26, 2021	9.2	22.57	105M14	442	41893	Mayo
55048	BEE		NM00109	ERDC	October 29, 1937	August 28, 2021	2.8	6.92	105M14	387	41763	Mayo
59295	TIPTOE		NM00110	ERDC	June 30, 1949	August 29, 2021	13.9	34.78	105M14	440	41743	Mayo
55317	FROG		NM00132	ERDC	February 19, 1945	February 3, 2022	21.8	53.79	105M14	485	41783	Mayo
55496	WARREN		NM00131	ERDC	February 1, 1947	February 3, 2022	10.8	26.06	105M14	498	41803	Mayo
55581	JENBET		NM00133	ERDC	March 20, 1947	February 3, 2022	20.3	49.94	105M14	798	42217	Mayo
14225	ARNOLD		NM00134	ERDC	September 24, 1921	May 7, 2022	15.4	38.25	105M14	343	40962	Mayo
55484	CANADA		NM00135	ERDC	January 24, 1947	May 7, 2022	14.1	34.75	105M14	340	40952	Mayo
59014	MARY L.		NM00136	ERDC	September 1, 1948	May 7, 2022	5.1	12.78	105M14	352	40952	Mayo
59030	HAVLOCK		NM00137	ERDC	September 17, 1948	May 7, 2022	21.6	53.72	105M14	401	41747	Mayo
59121	BERRMAC	1	NM00138	ERDC	November 10, 1948	May 7, 2022	1.8	4.4	105M14	433	41750	Mayo
59122	BERRMAC	2	NM00139	ERDC	November 10, 1948	May 7, 2022	14.7	36.47	105M14	434	41750	Mayo
59123	BERRMAC	3	NM00140	ERDC	November 10, 1948	May 7, 2022	5.6	13.82	105M14	435	41750	Mayo
59124	BERRMAC	4	NM00141	ERDC	November 10, 1948	May 7, 2022	22	54.28	105M14	436	41750	Mayo
59338	VALLEY		NM00142	ERDC	July 19, 1949	May 7, 2022	23.6	57.76	105M14	568	41529	Mayo
59476	BERRNAT		NM00143	ERDC	September 3, 1949	May 7, 2022	6.1	14.83	105M14	444	41757	Mayo
38813	SPOT		NM00160	ERDC	November 12, 1934	June 2, 2022	19.6	48.69	105M14	923	42089	Mayo
55361	WANDERER		NM00161	ERDC	October 25, 1945	June 2, 2022	20.7	51.65	105M14	820	42700	Mayo
56574	CORA	2	NM00162	ERDC	July 21, 1948	June 2, 2022	0.28	0.76	105M14	497	42101	Mayo
38819	ASTORIA		NM00163	ERDC	November 19, 1934	June 12, 2022	12.4	30.38	105M14	315	40964	Mayo
38831	BILLYS		NM00164	ERDC	May 15, 1935	June 12, 2022	0.39	0.55	105M14	536	41873	Mayo
55312	MONTY		NM00165	ERDC	February 13, 1945	June 12, 2022	7.1	16.5	105M14	316	40955	Mayo
55561	PIRATE		NM00166	ERDC	February 17, 1947	June 12, 2022	3.4	8.06	105M13	318	40963	Mayo
55562	PIRATE	1	NM00167	ERDC	February 17, 1947	June 12, 2022	21.2	51.65	105M13	319	40963	Mayo
56566	OHIO		NM00168	ERDC	June 28, 1948	June 12, 2022	20.4	51.65	105M13	333	40960	Mayo
56567	INDIANA		NM00169	ERDC	June 28, 1948	June 12, 2022	19.9	49.17	105M13	334	40960	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
56575	ACRE FRACTION		NM00170	ERDC	July 21, 1948	June 12, 2022	0.45	1.05	105M13	500	41878	Mayo
59041	BUCKEYE		NM00171	ERDC	September 21, 1948	June 12, 2022	7	17.41	105M13	499	41860	Mayo
59299	PIRATE EAST		NM00172	ERDC	June 30, 1949	June 12, 2022	3.8	9.63	105M13	362	41745	Mayo
13415	NORTH STAR		NM00173	ERDC	September 25, 1920	November 13, 2022	15.5	39.37	105M14	147	55056	Mayo
16393	ARGENTUM		NM00174	50% ERDC	February 25, 1928	November 16, 2022	16.4	40.88	105M14	819	55107	Mayo
12869	BLACK CAP		NM00175	ERDC	November 12, 1919	November 19, 2022	16	38.79	105M14	45	16982	Mayo
12931	SHEPHERD		NM00177	ERDC	December 31, 1919	November 19, 2022	17.3	42.95	105M14	46	16982	Mayo
59367	DE CHUCK		NM00176	ERDC	July 25, 1949	November 19, 2022	13.6	33.48	105M14	873	41863	Mayo
59294	PACSAX		NM00178	ERDC	June 30, 1949	December 29, 2022	2.4	5.95	105M14	441	41738	Mayo
12852	ORPHAN		NM00179	ERDC	October 31, 1919	January 18, 2023	10.2	25.37	105M14	35	16982	Mayo
15294	JEFFREY SPECIAL		NM00180	ERDC	September 28, 1928	February 2, 2023	2.5	6.14	105M14	532	41873	Mayo
15323	KLONDIKE		NM00181	ERDC	April 25, 1929	February 2, 2023	13.2	32.9	105M14	227	55107	Mayo
16313	THELMA		NM00182	ERDC	April 7, 1927	February 2, 2023	12.7	31.14	105M13	521	41859	Mayo
55029	PREMIER		NM00183	ERDC	February 15, 1937	February 2, 2023	15.9	38.87	105M13	335	40957	Mayo
55307	STANWIX		NM00184	ERDC	February 12, 1945	February 2, 2023	18.2	44.95	105M13	317	40956	Mayo
56500	WILD CAT		NM00185	ERDC	September 22, 1947	February 2, 2023	10.3	25.03	105M13	332	40959	Mayo
56581	OVERTIME	1	NM00187	ERDC	August 13, 1948	February 9, 2023	14.6	35.3	105M14	469	41804	Mayo
56582	OVERTIME	2	NM00188	ERDC	August 13, 1948	February 9, 2023	13.7	33.69	105M14	470	41804	Mayo
59542	BUNT		NM00186	ERDC	May 1, 1950	February 9, 2023	4.7	11.7	105M14	481	41786	Mayo
59543	BOB		NM00189	ERDC	May 1, 1950	February 9, 2023	6.9	17.39	105M14	482	41786	Mayo
59491	BOBBIE	7	NM00190	ERDC	September 6, 1949	February 12, 2023	6.4	17.32	105M14	740	42102	Mayo
59493	BOBBIE	9	NM00191	ERDC	September 6, 1949	February 12, 2023	7.6	18.84	105M14	741	42102	Mayo
59494	BOBBIE	10	NM00192	ERDC	September 6, 1949	February 12, 2023	10.6	25.93	105M14	921	42102	Mayo
16271	VAN KEUREN		NM00194	ERDC	October 23, 1926	February 22, 2023	12.6	30.5	105M14	487	41784	Mayo
13032	GALENA FARM		NM00193	ERDC	May 6, 1920	March 22, 2023	18.3	45.4	105M14	69	18253	Mayo
59373	BANKER		NM00195	ERDC	July 29, 1949	June 16, 2023	15.4	37.8	105M14	808	42674	Mayo
59374	BANKER	1	NM00196	ERDC	July 29, 1949	June 16, 2023	14.1	34.52	105M14	809	42674	Mayo
59375	BANKER	2	NM00197	ERDC	July 29, 1949	June 16, 2023	14.5	35.67	105M14	810	42674	Mayo
59376	BANKER	3	NM00198	ERDC	July 29, 1949	June 16, 2023	14.9	36.92	105M14	811	42674	Mayo
59360	BLUE FOX	4	NM00203	ERDC	July 19, 1949	July 20, 2023	15.8	38.75	105M14	581	42665	Mayo
59361	BLUE FOX	5	NM00204	ERDC	July 19, 1949	July 20, 2023	10.3	25.26	105M14	582	42665	Mayo
59362	BLUE FOX	6	NM00205	ERDC	July 19, 1949	July 20, 2023	19.2	46.67	105M14	583	42665	Mayo
59363	BLUE FOX	7	NM00206	ERDC	July 19, 1949	July 20, 2023	19.2	47.24	105M14	584	42665	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59364	BLUE FOX	8	NM00207	ERDC	July 19, 1949	July 20, 2023	15	37.08	105M14	585	42665	Mayo
59365	BLUE FOX	9	NM00208	ERDC	July 19, 1949	July 20, 2023	12.2	29.85	105M14	586	42665	Mayo
59366	BLUE FOX	10	NM00209	ERDC	July 19, 1949	July 20, 2023	17.1	41.81	105M14	587	42665	Mayo
59343	BLUE FOX	2	NM00202	ERDC	July 19, 1949	July 27, 2023	12.7	31.43	105M14	579	42665	Mayo
59351	BLUE-FOX	1	NM00210	ERDC	July 19, 1949	July 27, 2023	1.5	3.49	105M14	578	42665	Mayo
59359	BLUE FOX	3	NM00201	ERDC	July 19, 1949	July 27, 2023	7.6	18.6	105M14	580	42665	Mayo
13009	SMILES		NM00199	ARCC-SPR	April 28, 1920	July 29, 2023	20.2	49.46	105M14	491	41792	Mayo
59692	DORA		NM00200	ARCC-SPR	September 19, 1950	July 29, 2023	9.4	22.96	105M14	897	42094	Mayo
55536	HUSKY		NM00212	ERDC	February 12, 1947	August 10, 2023	6.5	16.06	105M13	302	40963	Mayo
55537	HUSKY	1	NM00213	ERDC	February 12, 1947	August 10, 2023	21.2	51.13	105M13	303	40963	Mayo
55538	HUSKY	2	NM00214	ERDC	February 12, 1947	August 10, 2023	20.4	48.32	105M13	305	40963	Mayo
55539	HUSKY	3	NM00215	ERDC	October 22, 1946	August 10, 2023	20.5	50.74	105M13	306	40963	Mayo
55540	HUSKY	4	NM00216	ERDC	October 22, 1946	August 10, 2023	12.3	30.28	105M13	307	40964	Mayo
55541	HUSKY	5	NM00217	ERDC	October 22, 1946	August 10, 2023	20.4	50.81	105M13	308	40964	Mayo
55542	HUSKY	6	NM00218	ERDC	October 22, 1946	August 10, 2023	4.2	10.23	105M13	309	40964	Mayo
55543	HUSKY	7	NM00219	ERDC	October 22, 1946	August 10, 2023	20.9	51.49	105M13	310	40964	Mayo
55544	HUSKY	8	NM00220	ERDC	February 12, 1947	August 10, 2023	2.7	6.25	105M14	311	40964	Mayo
55545	HUSKY	9	NM00221	ERDC	October 22, 1946	August 10, 2023	15.4	38.16	105M13	312	40964	Mayo
55546	HUSKY	10	NM00222	ERDC	February 13, 1947	August 10, 2023	3.6	9.13	105M14	313	40964	Mayo
55547	HUSKY	11	NM00223	ERDC	October 22, 1946	August 10, 2023	12.9	30.9	105M13	314	40964	Mayo
56576	HUSKY	12	NM00224	ERDC	July 21, 1948	August 10, 2023	15.3	38.01	105M13	320	40963	Mayo
56592	HOLIDAY	1	NM00225	ERDC	August 23, 1948	August 22, 2023	4.9	12.01	105M13	358	41751	Mayo
56593	HOLIDAY	2	NM00226	ERDC	August 23, 1948	August 22, 2023	4.9	12.37	105M13	359	41751	Mayo
56594	HOLIDAY	3	NM00227	ERDC	August 23, 1948	August 22, 2023	3.7	9.08	105M13	360	41751	Mayo
56595	HOLIDAY	4	NM00228	ERDC	August 23, 1948	August 22, 2023	6.2	14.75	105M13	361	41751	Mayo
56597	HOLIDAY	7	NM00229	ERDC	August 23, 1948	August 22, 2023	19.6	47.98	105M13	363	41745	Mayo
56598	HOLIDAY	8	NM00230	ERDC	August 23, 1948	August 22, 2023	10	24.63	105M13	364	41745	Mayo
56599	HOLIDAY	9	NM00231	ERDC	August 23, 1948	August 22, 2023	2.3	5.14	105M13	365	41745	Mayo
56600	HOLIDAY	10	NM00232	ERDC	August 23, 1948	August 22, 2023	7.8	19.16	105M13	366	41745	Mayo
59001	HOLIDAY	11	NM00233	ERDC	August 23, 1948	August 22, 2023	14.3	35.28	105M13	367	41745	Mayo
59002	HOLIDAY	12	NM00234	ERDC	August 23, 1948	August 22, 2023	16	39.19	105M13	368	41745	Mayo
59003	HOLIDAY	13	NM00235	ERDC	August 23, 1948	August 22, 2023	18	44.1	105M13	369	41745	Mayo
59004	HOLIDAY	14	NM00236	ERDC	August 23, 1948	August 22, 2023	20.7	51.1	105M13	370	41745	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
56559	POO FRACTION		NM00239	ERDC	June 25, 1948	August 29, 2023	1.7	3.64	105M13	304	40963	Mayo
59178	JESSIE	1	NM00237	ERDC	January 25, 1949	August 29, 2023	20.4	49.94	105M13	374	41754	Mayo
59180	JESSIE	3	NM00238	ERDC	January 25, 1949	August 29, 2023	4.5	9.83	105M13	373	41754	Mayo
55334	TAKU		NM00240	ERDC	October 16, 1945	September 7, 2023	20	50.05	105M13	331	41026	Mayo
13258	VANGUARD FRAC.		NM00211	ARCC-SPR	July 28, 1920	September 13, 2023	14.6	36.34	105M14	184	FB20607	Mayo
59436	SLOPE	2	NM00249	ERDC	August 19, 1949	December 19, 2023	8.4	20.64	105M14	750	41562	Mayo
59457	SUDDO	1	NM00250	ERDC	August 19, 1949	December 19, 2023	21.4	53.43	105M14	751	41562	Mayo
59458	SUDDO	2	NM00251	ERDC	August 18, 1949	December 19, 2023	21.2	53.15	105M14	752	41562	Mayo
59459	SUDDO	3	NM00252	ERDC	August 19, 1949	December 19, 2023	22.7	55.95	105M14	753	41562	Mayo
59460	SUDDO	4	NM00253	ERDC	August 19, 1949	December 19, 2023	21.1	52.33	105M14	754	41562	Mayo
59461	SUDDO	5	NM00254	ERDC	August 19, 1949	December 19, 2023	24	59.48	105M14	755	41558	Mayo
59462	SUDDO	6	NM00255	ERDC	August 19, 1949	December 19, 2023	13.5	32.74	105M14	756	41558	Mayo
59463	SUDDO	7	NM00256	ERDC	August 19, 1949	December 19, 2023	21.8	54.08	105M14	757	41558	Mayo
59464	SUDDO	8	NM00257	ERDC	August 19, 1949	December 19, 2023	8.3	20.4	105M14	758	41558	Mayo
59465	SUDDO	9	NM00258	ERDC	August 19, 1949	December 19, 2023	23.7	58.16	105M14	759	42679	Mayo
59466	SUDDO	10	NM00259	ERDC	August 19, 1949	December 19, 2023	19.1	46.88	105M14	760	42679	Mayo
59467	SUDDO	11	NM00260	ERDC	August 19, 1949	December 19, 2023	21.5	53.48	105M14	761	41562	Mayo
55599	FRANCES	3	NM00261	ERDC	April 18, 1947	January 9, 2024	11.3	27.26	105M14	471	41778	Mayo
55600	FRANCES	4	NM00262	ERDC	April 18, 1947	January 9, 2024	20	49.81	105M14	472	41778	Mayo
56401	FRANCES	5	NM00263	ERDC	April 18, 1947	January 9, 2024	13.2	32.75	105M14	473	41778	Mayo
56402	FRANCES	6	NM00264	ERDC	April 18, 1947	January 9, 2024	4.4	10.65	105M14	474	41778	Mayo
56403	FRANCES	7	NM00265	ERDC	April 18, 1947	January 9, 2024	19.5	47.61	105M14	475	41778	Mayo
56404	FRANCES	8	NM00266	ERDC	April 18, 1947	January 9, 2024	4	10.03	105M14	476	41778	Mayo
59248	CAMEO		NM00267	ERDC	May 31, 1949	January 18, 2024	9.1	22.13	105M14	552	41529	Mayo
59249	CAMARRILA		NM00268	ERDC	May 31, 1949	January 18, 2024	10.3	25.34	105M14	553	41529	Mayo
59250	CAPSTAN		NM00269	ERDC	May 31, 1949	January 18, 2024	20.1	49.98	105M14	556	41529	Mayo
59253	DENTON		NM00270	ERDC	June 3, 1949	January 18, 2024	17.2	42.4	105M14	558	41522	Mayo
59255	MATTAGAMI		NM00271	ERDC	June 3, 1949	January 18, 2024	16.9	41.37	105M14	559	41529	Mayo
59385	INCA		NM00272	ERDC	July 29, 1949	January 18, 2024	5	12.25	105M14	577	41523	Mayo
14307	SYLVIA		NM00241	ERDC	October 6, 1921	February 28, 2024	20	50.33	105M14	294	55053	Mayo
15249	BRIDGETTE		NM00242	ERDC	August 6, 1928	February 28, 2024	20.9	51.28	105M14	278	55080	Mayo
15319	CALUMET	2	NM00243	ERDC	March 27, 1929	February 28, 2024	8.3	20	105M14	279	55080	Mayo
15331	"X"		NM00244	ERDC	May 30, 1929	February 28, 2024	0.62	1.53	105M14	285	55080	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
16093	MAY G		NM00245	ERDC	December 7, 1925	February 28, 2024	18.6	46.64	105M14	291	55053	Mayo
16105	BETTY		NM00246	ERDC	January 20, 1926	February 28, 2024	16.5	40.53	105M14	292	55053	Mayo
16554	IKWOGGY		NM00247	ERDC	June 15, 1925	February 28, 2024	19.7	48.29	105M14	290	55053	Mayo
38720	HOBO		NM00248	ERDC	July 24, 1931	February 28, 2024	8.9	21.38	105M14	280	55080	Mayo
12817	GROUND HOG		NM00273	ERDC	October 20, 1919	April 18, 2024	21	51.65	105M14	794	42217	Mayo
12988	BRITANNIA		NM00274	ERDC	April 9, 1920	April 18, 2024	17.6	44.04	105M14	74	55113	Mayo
55365	BOKA		NM00275	ERDC	October 25, 1945	April 18, 2024	19.9	48.74	105M14	795	42104	Mayo
55573	ALICE		NM00276	ERDC	February 17, 1947	April 18, 2024	15.1	37.8	105M14	930	42099	Mayo
55577	DEVON		NM00277	ERDC	March 20, 1947	April 18, 2024	21.4	51.62	105M14	931	42107	Mayo
55579	KENO		NM00278	ERDC	March 20, 1947	April 18, 2024	13.9	34.76	105M14	545	41876	Mayo
59171	HONEYMOON	1	NM00279	ERDC	January 25, 1949	April 18, 2024	15.1	37.11	105M14	546	42104	Mayo
62282	CALF		NM00280	ERDC	October 2, 1952	April 18, 2024	0.87	1.86	105M14	932	42099	Mayo
15207	TICK		NM00281	ERDC	April 28, 1928	June 27, 2024	20.3	50.64	105M13	259	53387	Mayo
16375	VENTURE		NM00282	ERDC	October 18, 1927	June 27, 2024	20.7	51.67	105M13	356	40954	Mayo
55436	RAND		NM00283	ERDC	June 24, 1946	June 27, 2024	17.3	42.29	105M14	855	41920	Mayo
55442	LIME		NM00284	ERDC	July 30, 1946	June 27, 2024	13.1	32.38	105M14	856	41920	Mayo
59040	OXO		NM00285	ERDC	September 21, 1948	June 27, 2024	13.7	33.61	105M13	522	41879	Mayo
59177	KAY R.		NM00286	ERDC	January 25, 1949	June 27, 2024	10	24.86	105M13	371	41745	Mayo
59316	BRISTOL		NM00287	ERDC	July 19, 1949	June 27, 2024	1.5	3.53	105M14	560	41522	Mayo
62341	CAKE		NM00288	ERDC	November 20, 1953	June 27, 2024	14.5	35.83	105M14	989	50280	Mayo
62826	FILTER FRACTION		NM00289	ERDC	June 23, 1955	June 27, 2024	3.6	9.12	105M14	965	50268	Mayo
62339	ROCKET FRACTION		NM00291	ERDC	October 2, 1953	July 13, 2024	8.1	19.63	105M13	964	50268	Mayo
13114	CALUMET	1	NM00290	ERDC	June 11, 1920	August 15, 2024	20.9	51.65	105M14	240	FB20919	Mayo
55273	HUB		NM00298	ERDC	May 27, 1944	January 30, 2025	3.4	8.19	105M14	799	41539	Mayo
55500	PIL		NM00299	ERDC	February 1, 1947	January 30, 2025	3.3	7.89	105M14	1006	50420	Mayo
55501	LOVIE		NM00300	ERDC	February 1, 1947	January 30, 2025	13.2	32.6	105M14	489	41793	Mayo
55503	BUCONJO FRACTIO		NM00301	ERDC	February 1, 1947	January 31, 2025	1.3	3.22	105M13	328	40951	Mayo
55504	BUCONJO	1	NM00302	ERDC	February 1, 1947	January 31, 2025	20.8	51.65	105M13	327	40951	Mayo
55505	BUCONJO	2	NM00303	ERDC	February 1, 1947	January 31, 2025	20.8	50.24	105M13	326	40951	Mayo
55506	BUCONJO	3	NM00304	ERDC	February 1, 1947	January 31, 2025	21.2	51.51	105M13	501	41926	Mayo
55507	BUCONJO	4	NM00305	ERDC	February 1, 1947	January 31, 2025	1.2	2.57	105M13	330	40951	Mayo
55508	BUCONJO	5	NM00306	ERDC	February 1, 1947	January 31, 2025	13	31.77	105M13	502	41842	Mayo
55509	BUCONJO	6	NM00307	ERDC	February 1, 1947	January 31, 2025	20.9	51.66	105M13	503	41926	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
55510	BUCONJO	7	NM00308	ERDC	February 1, 1947	January 31, 2025	21	52.03	105M13	504	41926	Mayo
55511	BUCONJO	8	NM00309	ERDC	February 3, 1947	January 31, 2025	20.5	49.67	105M13	505	41926	Mayo
55512	BUCONJO	9	NM00310	ERDC	February 3, 1947	January 31, 2025	19.2	47.34	105M13	325	40951	Mayo
55513	BUCONJO	10	NM00311	ERDC	February 3, 1947	January 31, 2025	5.4	13.41	105M13	324	40951	Mayo
55514	BUCONJO	11	NM00312	ERDC	February 3, 1947	January 31, 2025	19.4	48.48	105M13	321	40951	Mayo
55515	BUCONJO	12	NM00313	ERDC	February 3, 1947	January 31, 2025	18.7	45.55	105M13	506	41926	Mayo
55516	BUCONJO	13	NM00314	ERDC	February 3, 1947	January 31, 2025	20.1	49.18	105M13	507	41926	Mayo
55517	BUCONJO	14	NM00315	ERDC	February 3, 1947	January 31, 2025	20.9	51.66	105M13	508	41926	Mayo
55518	BUCONJO	15	NM00316	ERDC	February 3, 1947	January 31, 2025	11.2	27.37	105M13	509	41926	Mayo
62154	BUCONJO	16	NM00317	ERDC	July 2, 1952	January 31, 2025	3.1	7.84	105M13	531	41842	Mayo
2203	PATRICIA		NM00318	ERDC	April 8, 1913	February 1, 2025	20.1	50.34	105M13	286	22098	Mayo
62152	BUCK		NM00319	ERDC	July 2, 1952	February 1, 2025	1.7	3.64	105M13	510	41926	Mayo
62153	CON		NM00320	ERDC	July 2, 1952	February 1, 2025	1.1	2.39	105M13	511	41926	Mayo
56516	LOOS		NM00321	ERDC	April 21, 1948	February 2, 2025	6	14.71	105M14	490	50420	Mayo
55548	ACE-HI		NM00322	ERDC	February 13, 1947	February 8, 2025	0.1	0.22	105M14	835	41921	Mayo
55549	ACE-HI	1	NM00323	ERDC	February 13, 1947	February 8, 2025	20.1	49.89	105M14	836	41921	Mayo
55550	ACE-HI	2	NM00324	ERDC	February 13, 1947	February 8, 2025	20.2	50.27	105M14	837	41921	Mayo
55552	ACE-HI	4	NM00325	ERDC	February 14, 1947	February 8, 2025	20.8	51.63	105M14	839	41921	Mayo
55553	ACE-HI	5	NM00326	ERDC	February 14, 1947	February 8, 2025	6.6	16.05	105M14	840	41921	Mayo
55555	ACE-HI	6	NM00327	ERDC	February 14, 1947	February 8, 2025	20.4	51.4	105M14	841	41921	Mayo
55556	ACE-HI	7	NM00328	ERDC	February 14, 1947	February 8, 2025	3.7	8.54	105M14	842	41922	Mayo
55557	ACE-HI	8	NM00329	ERDC	February 14, 1947	February 8, 2025	19.9	49.61	105M14	843	41922	Mayo
55558	ACE-HI	9	NM00330	ERDC	February 14, 1947	February 8, 2025	2	4.44	105M14	844	41922	Mayo
55559	ACE-HI	10	NM00331	ERDC	February 14, 1947	February 8, 2025	20.4	50.85	105M14	845	41922	Mayo
55560	ACE-HI	11	NM00332	ERDC	February 14, 1947	February 8, 2025	2.6	6.17	105M14	846	41922	Mayo
55563	PIRATE	2	NM00333	ERDC	February 17, 1947	February 8, 2025	16.4	40.46	105M14	876	41921	Mayo
55564	PIRATE	3	NM00334	ERDC	February 17, 1947	February 15, 2025	17.4	43.22	105M14	877	41921	Mayo
55565	PIRATE	4	NM00335	ERDC	February 17, 1947	February 15, 2025	16.9	41.51	105M14	878	41921	Mayo
55566	PIRATE	5	NM00336	ERDC	February 17, 1947	February 15, 2025	15.7	38.46	105M14	879	41922	Mayo
55567	PIRATE	6	NM00337	ERDC	February 17, 1947	February 15, 2025	17.3	43.09	105M14	880	41922	Mayo
55568	PIRATE	7	NM00338	ERDC	February 17, 1947	February 15, 2025	16	38.58	105M14	881	41922	Mayo
62267	MORGAN		NM00339	ERDC	September 17, 1952	February 15, 2025	1.5	2.97	105M14	868	41922	Mayo
62268	DRAKE		NM00340	ERDC	September 17, 1952	February 15, 2025	5.2	12.59	105M14	867	41922	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
62269	QUEEN		NM00341	ERDC	September 17, 1952	February 15, 2025	4.1	10.25	105M14	848	41922	Mayo
62270	KING		NM00342	ERDC	September 17, 1952	February 15, 2025	1.9	4.6	105M14	869	41921	Mayo
62271	DUCE		NM00343	ERDC	September 17, 1952	February 15, 2025	3.6	8.3	105M14	890	41921	Mayo
62272	BLOOD		NM00344	ERDC	September 17, 1952	February 15, 2025	1.2	2.94	105M14	870	41921	Mayo
62281	TREY		NM00345	ERDC	October 2, 1952	February 15, 2025	0.84	1.67	105M14	838	41921	Mayo
55586	REX		NM00293	ARCC-SPR	March 28, 1947	February 23, 2025	16.4	40.59	105M14	1060	50901	Mayo
55587	CAIN		NM00294	ARCC-SPR	March 28, 1947	February 23, 2025	13.9	34.28	105M14	1057	50901	Mayo
55588	PRO		NM00295	ARCC-SPR	March 28, 1947	February 23, 2025	13.8	34.08	105M14	1058	50901	Mayo
55589	HORSESHOE		NM00296	ARCC-SPR	March 28, 1947	February 23, 2025	16.7	40.59	105M14	1061	50901	Mayo
55590	ABEL		NM00297	ARCC-SPR	March 28, 1947	February 23, 2025	16.2	39.43	105M14	1059	50901	Mayo
15264	KIM		NM00346	ERDC	August 10, 1928	March 30, 2025	7.2	17.44	105M14	384	41763	Mayo
16012	NORTH STAR		NM00347	ERDC	August 14, 1925	March 30, 2025	21.1	52.16	105M14	390	41755	Mayo
16026	EXTENSION		NM00348	ERDC	August 31, 1925	March 30, 2025	3.5	8.43	105M14	386	41756	Mayo
16499	PLATA		NM00349	ERDC	August 28, 1924	March 30, 2025	14.4	35.31	105M14	392	41755	Mayo
16588	EAGLE		NM00350	ERDC	July 23, 1925	March 30, 2025	12.7	42.82	105M14	221	55107	Mayo
16589	ARDELLE		NM00351	ERDC	July 23, 1925	March 30, 2025	19	46.39	105M14	220	55107	Mayo
56503	V.O.		NM00352	ERDC	September 24, 1947	March 30, 2025	7.9	19.13	105M14	393	41739	Mayo
56525	HARRIETT		NM00353	ERDC	June 14, 1948	March 30, 2025	21.1	51.58	105M14	399	41747	Mayo
56578	REX (F)		NM00354	ERDC	August 3, 1948	March 30, 2025	0.66	1.32	105M14	391	41756	Mayo
56591	EILEEN		NM00355	ERDC	August 20, 1948	March 30, 2025	17.1	42.46	105M14	385	41744	Mayo
62314	ZELMA	3	NM00356	ERDC	July 31, 1953	March 30, 2025	15.5	38.32	105M14	969	50270	Mayo
62315	ZELMA	4	NM00357	ERDC	July 31, 1953	March 30, 2025	11.7	28.78	105M14	970	50270	Mayo
62366	MOSSBACK		NM00358	ERDC	June 8, 1954	March 30, 2025	22.7	56.77	105M14	968	50270	Mayo
14990	NAETHING		NM00359	ERDC	July 9, 1924	April 12, 2025	21	51.74	105M14	388	41756	Mayo
12820	PEACH		NM00360	ERDC	October 20, 1919	April 30, 2025	20	48.89	105M14	889	42104	Mayo
12840	AJAX		NM00361	ERDC	October 28, 1919	April 30, 2025	19.2	47.53	105M14	793	42217	Mayo
14091	PASCO		NM00362	ERDC	July 26, 1921	April 30, 2025	21.9	53.99	105M14	348	40962	Mayo
14094	CORAL		NM00363	ERDC	July 26, 1921	April 30, 2025	18.7	46.12	105M14	344	40962	Mayo
55177	HARDWICK		NM00364	ERDC	December 19, 1940	April 30, 2025	18.3	45.48	105M14	382	41741	Mayo
55371	BINGO		NM00365	ERDC	October 25, 1945	April 30, 2025	19.7	48.96	105M14	796	42217	Mayo
55377	HOPE		NM00366	ERDC	October 26, 1945	April 30, 2025	15.5	38.63	105M14	887	42104	Mayo
59468	DUNCAN	1	NM00367	ERDC	August 19, 1949	April 30, 2025	14.3	34.8	105M14	710	41559	Mayo
59469	DUNCAN	2	NM00368	ERDC	August 19, 1949	April 30, 2025	13.2	32.96	105M14	711	41561	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59470	DUNCAN	3	NM00369	ERDC	August 19, 1949	April 30, 2025	16.8	40.94	105M14	712	41561	Mayo
62200	B & H		NM00370	ERDC	August 4, 1952	April 30, 2025	12.3	30.72	105M14	550	42104	Mayo
62316	ZELMA	5	NM00371	ERDC	July 31, 1953	April 30, 2025	8.6	20.86	105M14	971	50270	Mayo
13418	CUB		NM00372	ERDC	September 25, 1920	May 10, 2025	10	24.67	105M14	821	42700	Mayo
55326	IRENE		NM00373	ERDC	October 16, 1945	May 22, 2025	19.7	47.95	105M14	972	50274	Mayo
55332	MOSS		NM00374	ERDC	October 16, 1945	May 22, 2025	13.6	34.23	105M14	973	50274	Mayo
55525	U. N.		NM00375	ERDC	February 4, 1947	May 22, 2025	9.4	22.64	105M14	974	50274	Mayo
55526	ROSE		NM00376	ERDC	February 4, 1947	May 22, 2025	17	41.32	105M14	975	50274	Mayo
55527	FLY FRACTION		NM00377	ERDC	February 4, 1947	May 22, 2025	1.2	3.03	105M14	976	50274	Mayo
56417	WILD MAN		NM00378	ERDC	June 10, 1947	May 22, 2025	13.4	32.79	105M14	744	42216	Mayo
59172	HONEYMOON	2	NM00379	ERDC	January 25, 1949	May 22, 2025	11.7	28.56	105M14	935	42095	Mayo
59173	HONEYMOON	3	NM00380	ERDC	January 25, 1949	May 22, 2025	0.62	2.75	105M14	547	42097	Mayo
59174	HONEYMOON	4	NM00381	ERDC	January 25, 1949	May 22, 2025	14.2	34.75	105M14	548	42097	Mayo
59175	HONEYMOON	5	NM00382	ERDC	January 25, 1949	May 22, 2025	4.9	12.2	105M14	549	42097	Mayo
59176	HONEYMOON	6	NM00383	ERDC	January 25, 1949	May 22, 2025	10.9	26.09	105M14	929	42097	Mayo
59452	FALLS	16	NM00384	ERDC	August 19, 1949	May 22, 2025	4.5	10.95	105M14	728	42677	Mayo
59520	MARG		NM00385	ERDC	December 14, 1949	May 22, 2025	15.1	37.16	105M14	980	50270	Mayo
59670	EDITH-CAVELL	9	NM00386	ERDC	August 16, 1950	May 22, 2025	1.8	4.42	105M14	860	41895	Mayo
61209	HOBO	3	NM00387	ERDC	December 18, 1950	May 22, 2025	2.4	5.62	105M14	978	50274	Mayo
62297	MUD		NM00388	ERDC	November 5, 1952	May 22, 2025	20.9	51.65	105M13	1009	50346	Mayo
62298	MUD FR.		NM00389	ERDC	November 5, 1952	May 22, 2025	18.9	46.14	105M14	1010	50346	Mayo
62299	MUD	2	NM00390	ERDC	November 5, 1952	May 22, 2025	20.9	51.65	105M13	1008	50346	Mayo
62312	ZELMA	1	NM00391	ERDC	July 31, 1953	May 22, 2025	13	32.13	105M14	966	50272	Mayo
62313	ZELMA	2	NM00392	ERDC	July 31, 1953	May 22, 2025	11.9	29.11	105M14	967	50272	Mayo
12809	JEAN		NM00393	ERDC	October 10, 1919	June 12, 2025	21.4	51.6	105M14	539	41864	Mayo
12810	IVY		NM00394	ERDC	October 14, 1919	June 12, 2025	20.2	50.26	105M14	847	41896	Mayo
59528	RUTH		NM00395	ERDC	January 7, 1950	June 12, 2025	13.9	34.6	105M14	1020	50962	Mayo
59673	LOON		NM00396	ERDC	September 8, 1950	June 12, 2025	18.3	45.16	105M14	991	50282	Mayo
61733	DON FRACTION		NM00397	ERDC	July 19, 1951	June 12, 2025	0.16	0.4	105M14	992	50282	Mayo
61744	JACK		NM00398	ERDC	July 20, 1951	June 12, 2025	0.47	1.12	105M14	900	42092	Mayo
61919	JOY FRACTION		NM00399	ERDC	August 31, 1951	June 12, 2025	0.81	1.91	105M14	990	50282	Mayo
62051	LAMB FRACTION		NM00400	ERDC	November 7, 1951	June 12, 2025	2.9	7.09	105M14	993	50296	Mayo
62198	KARL		NM00401	ERDC	August 4, 1952	June 12, 2025	22.2	55	105M14	997	50288	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
62199	RUBE		NM00402	ERDC	August 4, 1952	June 12, 2025	20.9	50.74	105M14	998	50288	Mayo
62236	CAT		NM00403	ERDC	August 27, 1952	June 12, 2025	9	22.76	105M14	891	41919	Mayo
62294	DOUBT		NM00404	ERDC	October 11, 1952	June 12, 2025	4.6	10.08	105M14	995	50288	Mayo
62309	RENO		NM00405	ERDC	July 15, 1952	June 12, 2025	2.2	5.33	105M14	983	50276	Mayo
62837	MINK FRACTION		NM00406	ERDC	August 3, 1955	June 12, 2025	19.5	48.58	105M14	999	50288	Mayo
59327	TALISMAN		NM00407	ERDC	July 19, 1949	June 19, 2025	10	24.93	105M14	604	41528	Mayo
12821	LIZZIE		NM00423	ERDC	October 20, 1919	November 26, 2025	20.7	51.64	105M14	54	55085	Mayo
12920	MINTO	2	NM00424	ERDC	December 22, 1919	November 26, 2025	4.7	11.76	105M14	238	55071	Mayo
14908	HELEN		NM00425	ERDC	November 27, 1923	November 26, 2025	3.5	8.71	105M14	407	41734	Mayo
15346	VIMY		NM00426	ERDC	June 21, 1929	November 26, 2025	6.2	15.21	105M14	1002	50292	Mayo
15374	NANCY		NM00427	ERDC	July 24, 1929	November 26, 2025	1.5	3.91	105M13	535	41873	Mayo
55309	SHAMROCK		NM00428	ERDC	February 12, 1945	November 26, 2025	5.1	12.59	105M14	928	42111	Mayo
55318	HENRY		NM00429	ERDC	February 19, 1945	November 26, 2025	20.7	51.04	105M14	484	41794	Mayo
55362	DIVIDE		NM00430	ERDC	October 25, 1945	November 26, 2025	15	36.94	105M14	544	42097	Mayo
55440	DOUGLAS		NM00431	ERDC	July 6, 1946	November 26, 2025	19	47.41	105M14	1018	50968	Mayo
55443	MONARCH		NM00432	ERDC	August 26, 1946	November 26, 2025	17.7	44.12	105M14	805	41548	Mayo
56405	LOUIS	1	NM00433	ERDC	April 18, 1947	November 26, 2025	21.5	53.62	105M14	477	41778	Mayo
56407	LOUIS	3	NM00434	ERDC	April 18, 1947	November 26, 2025	21.8	54.68	105M14	479	41778	Mayo
56408	LOUIS	4	NM00435	ERDC	April 18, 1947	November 26, 2025	21.8	54.7	105M14	480	41778	Mayo
56533	BES		NM00436	ERDC	June 23, 1948	November 26, 2025	17.4	42.8	105M14	858	56533	Mayo
56534	SEGLE		NM00437	ERDC	June 23, 1948	November 26, 2025	17.4	43.14	105M14	859	56534	Mayo
56573	MAYO		NM00438	ERDC	July 12, 1948	November 26, 2025	19.8	48.17	105M14	1019	50966	Mayo
56583	OVERTIME	13	NM00439	ERDC	August 13, 1948	November 26, 2025	21.4	52.59	105M14	449	41787	Mayo
56584	OVERTIME	14	NM00440	ERDC	August 13, 1948	November 26, 2025	21.5	52.52	105M14	450	41787	Mayo
56585	OVERTIME	15	NM00441	ERDC	August 13, 1948	November 26, 2025	21	51.62	105M14	451	41787	Mayo
56586	OVERTIME	16	NM00442	ERDC	August 13, 1948	November 26, 2025	20.7	51.49	105M14	452	41787	Mayo
59169	NEWLYWED	1	NM00443	ERDC	January 25, 1949	November 26, 2025	14.3	35.28	105M14	933	42678	Mayo
59170	NEWLYWED	2	NM00444	ERDC	January 25, 1949	November 26, 2025	15.1	36.68	105M14	934	42109	Mayo
59453	OVERTIME	17	NM00445	ERDC	August 19, 1949	November 26, 2025	20.5	51.1	105M14	707	41561	Mayo
59454	OVERTIME	18	NM00446	ERDC	August 19, 1949	November 26, 2025	20.8	51.23	105M14	706	41561	Mayo
59455	OVERTIME	19	NM00447	ERDC	August 19, 1949	November 26, 2025	17.6	43.53	105M14	708	41561	Mayo
59456	OVERTIME	20	NM00448	ERDC	August 19, 1949	November 26, 2025	17.9	43.48	105M14	709	41561	Mayo
59478	EDITH-CAVELL	1	NM00449	ERDC	September 6, 1949	November 26, 2025	15.2	38.33	105M14	729	41559	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59479	EDITH-CAVELL	2	NM00450	ERDC	September 6, 1949	November 26, 2025	10.7	26.03	105M14	730	41559	Mayo
59480	EDITH-CAVELL	3	NM00451	ERDC	September 6, 1949	November 26, 2025	18.2	44.27	105M14	731	41559	Mayo
59481	EDITH-CAVELL	4	NM00452	ERDC	September 6, 1949	November 26, 2025	18.9	46.6	105M14	732	41559	Mayo
59482	EDITH-CAVELL	5	NM00453	ERDC	September 6, 1949	November 26, 2025	15.1	36.78	105M14	733	41559	Mayo
59483	EDITH-CAVELL	6	NM00454	ERDC	September 6, 1949	November 26, 2025	14.2	35.46	105M14	734	41559	Mayo
59484	EDITH-CAVELL	7	NM00455	ERDC	September 6, 1949	November 26, 2025	19.4	48.26	105M14	735	41559	Mayo
59486	BOBBIE	2	NM00456	ERDC	September 6, 1949	November 26, 2025	14.4	35.2	105M14	737	41550	Mayo
59487	BOBBIE	3	NM00457	ERDC	September 6, 1949	November 26, 2025	2	5.02	105M14	738	41550	Mayo
59488	BOBBIE	4	NM00458	ERDC	September 6, 1949	November 26, 2025	16	39.93	105M14	739	41550	Mayo
59630	SOLO FRACTION		NM00459	ERDC	July 21, 1950	November 26, 2025	12.1	29.97	105M14	1001	50292	Mayo
59821	GRACE		NM00460	ERDC	October 2, 1950	November 26, 2025	1.7	3.94	105M14	1021	50968	Mayo
61596	ONEK		NM00461	ERDC	May 21, 1951	November 26, 2025	5.3	12.19	105M14	857	43000	Mayo
61908	EDBO		NM00462	ERDC	August 22, 1951	November 26, 2025	5.1	12.14	105M14	790	41550	Mayo
61909	EDBO	2	NM00463	ERDC	August 22, 1951	November 26, 2025	3.9	9.87	105M14	791	41550	Mayo
62202	MAGGIE		NM00464	ERDC	August 5, 1952	November 26, 2025	14.9	36.87	105M14	1022	50968	Mayo
62247	ERICA		NM00465	ERDC	September 5, 1952	November 26, 2025	15.5	38.77	105M14	885	41848	Mayo
62283	DIVORCE		NM00466	ERDC	October 2, 1952	November 26, 2025	8.3	19.84	105M14	994	50286	Mayo
62284	CITY		NM00467	ERDC	October 2, 1952	November 26, 2025	2.1	5.34	105M14	988	50278	Mayo
62295	KENT		NM00468	ERDC	October 11, 1952	November 26, 2025	1.8	4.4	105M14	996	50288	Mayo
62310	KID		NM00469	ERDC	July 15, 1953	November 26, 2025	0.99	2.49	105M14	981	50276	Mayo
62317	ALICE	1	NM00470	ERDC	August 5, 1953	November 26, 2025	11.6	25.25	105M14	986	50284	Mayo
62318	ALICE	2	NM00471	ERDC	August 5, 1953	November 26, 2025	11.8	29.06	105M14	987	50284	Mayo
62367	DAWSON		NM00472	ERDC	June 21, 1954	November 26, 2025	15.6	37.76	105M14	1023	50966	Mayo
62558	PRINCESS FRACTION		NM00473	ERDC	October 27, 1954	November 26, 2025	15	36.76	105M14	985	50276	Mayo
62944	FAIR FRACTION		NM00474	ERDC	January 6, 1956	November 26, 2025	7.4	18.22	105M14	1003	50294	Mayo
62945	WEATHER FRACTION		NM00475	ERDC	January 6, 1956	November 26, 2025	7.9	19.35	105M14	1004	50294	Mayo
62946	SNOW		NM00476	ERDC	February 10, 1956	November 26, 2025	5.1	12.44	105M14	1000	50290	Mayo
62962	ORCHID	15	NM00477	ERDC	May 30, 1956	November 26, 2025	21.1	51.6	105M13	1024	50958	Mayo
62963	ORCHID	16	NM00478	ERDC	May 30, 1956	November 26, 2025	21	51.65	105M13	1025	50958	Mayo
62972	ORCHID	25	NM00479	ERDC	May 30, 1956	November 26, 2025	15.4	38.09	105M13	1026	50958	Mayo
62973	ORCHID	26	NM00480	ERDC	May 30, 1956	November 26, 2025	20.5	51.64	105M14	1027	50962	Mayo
62974	ORCHID	27	NM00481	ERDC	May 30, 1956	November 26, 2025	20.7	51.59	105M14	1028	50962	Mayo
62975	ORCHID	28	NM00482	ERDC	May 30, 1956	November 26, 2025	20.7	51.56	105M14	1029	50964	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
62976	ORCHID	29	NM00483	ERDC	May 30, 1956	November 26, 2025	20.9	51.28	105M14	1030	50964	Mayo
80117	ORCHID	31	NM00484	ERDC	December 13, 1956	November 26, 2025	14.4	55.49	105M13	1031	50958	Mayo
80118	ORCHID	32	NM00485	ERDC	December 13, 1956	November 26, 2025	18.8	46.43	105M13	1032	50958	Mayo
80119	ORCHID	33	NM00486	ERDC	December 13, 1956	November 26, 2025	21.8	54.33	105M13	1033	50958	Mayo
80120	ORCHID	34	NM00487	ERDC	December 13, 1956	November 26, 2025	24	59.52	105M13	1034	50960	Mayo
80121	ORCHID	35	NM00488	ERDC	December 13, 1956	November 26, 2025	19.8	48.5	105M13	1035	50960	Mayo
80122	ORCHID	36	NM00489	ERDC	December 13, 1956	November 26, 2025	17.2	42.35	105M13	1036	50960	Mayo
80123	ORCHID	13	NM00490	ERDC	December 13, 1956	November 26, 2025	16.8	40.37	105M13	1037	50960	Mayo
80124	ORCHID	14	NM00491	ERDC	December 13, 1956	November 26, 2025	17.9	44.03	105M13	1038	50960	Mayo
80162	ORCHID	37	NM00492	ERDC	April 3, 1957	November 26, 2025	23.9	59.32	105M14	1039	50962	Mayo
80163	ORCHID	38	NM00493	ERDC	April 3, 1957	November 26, 2025	21	51.59	105M14	1040	50962	Mayo
80164	ORCHID	39	NM00494	ERDC	April 3, 1957	November 26, 2025	20.5	51.66	105M14	1041	50964	Mayo
80165	ORCHID	40	NM00495	ERDC	April 3, 1957	November 26, 2025	14.7	36.2	105M14	1042	50964	Mayo
80166	ORCHID	41	NM00496	ERDC	April 3, 1957	November 26, 2025	10.3	25.43	105M14	1043	50962	Mayo
80167	ORCHID	42	NM00497	ERDC	April 3, 1957	November 26, 2025	14.3	35.24	105M14	1044	50962	Mayo
80168	ORCHID	43	NM00498	ERDC	April 3, 1957	November 26, 2025	8.9	22.01	105M14	1045	50964	Mayo
80178	ALBERTA L		NM00499	ERDC	December 13, 1956	November 26, 2025	11.6	28.89	105M14	984	50276	Mayo
80179	ORCHID	30	NM00500	ERDC	May 10, 1957	November 26, 2025	23.1	57.05	105M13	1046	50960	Mayo
56529	MALCOM		NM00502	ARCC-SPR	June 14, 1948	November 28, 2025	7.6	18.76	105M14	540	41872	Mayo
14222	LILY		NM00501	ERDC	September 24, 1921	March 31, 2026	15.6	37.91	105M14	159	53801	Mayo
13035	STONE		NM00503	ERDC	May 6, 1920	November 1, 2026	20.2	49.65	105M14	146	55056	Mayo
38658	NOIDER		NM00504	ERDC	January 27, 1930	November 1, 2026	5.5	13.35	105M14	871	41865	Mayo
55270	V.D.		NM00505	ERDC	November 9, 1943	November 1, 2026	2.2	5.55	105M14	778	42220	Mayo
55308	PRINCE		NM00506	ERDC	February 12, 1945	November 1, 2026	18.4	45.35	105M14	982	50276	Mayo
55384	ROAD		NM00507	ERDC	October 26, 1945	November 1, 2026	5	12.26	105M14	779	42220	Mayo
56530	MARIE ELENA		NM00508	ERDC	June 17, 1948	November 1, 2026	10.8	26.87	105M14	850	41868	Mayo
59005	D.C.		NM00509	ERDC	August 26, 1948	November 1, 2026	0.14	0.3	105M14	780	42220	Mayo
59437	FALLS	1	NM00510	ERDC	August 19, 1949	November 1, 2026	19.6	48.32	105M14	713	41566	Mayo
59438	FALLS	2	NM00511	ERDC	August 19, 1949	November 1, 2026	21.1	51.66	105M14	714	41566	Mayo
59439	FALLS	3	NM00512	ERDC	August 19, 1949	November 1, 2026	17.7	43.01	105M14	715	41560	Mayo
59440	FALLS	4	NM00513	ERDC	August 19, 1949	November 1, 2026	21	51.59	105M14	716	41560	Mayo
59441	FALLS	5	NM00514	ERDC	August 19, 1949	November 1, 2026	15.1	37.59	105M14	717	41560	Mayo
59442	FALLS	6	NM00515	ERDC	August 19, 1949	November 1, 2026	21	51.31	105M14	718	41560	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
59443	FALLS	7	NM00516	ERDC	August 19, 1949	November 1, 2026	0.53	1.24	105M14	719	41560	Mayo
59444	FALLS	8	NM00517	ERDC	August 19, 1949	November 1, 2026	14.9	36.46	105M14	720	41560	Mayo
59445	FALLS	9	NM00518	ERDC	August 19, 1949	November 1, 2026	21.4	52.86	105M14	721	41566	Mayo
59446	FALLS	10	NM00519	ERDC	August 19, 1949	November 1, 2026	20.8	50.74	105M14	722	41566	Mayo
59447	FALLS	11	NM00520	ERDC	August 19, 1949	November 1, 2026	21.2	52.16	105M14	723	41566	Mayo
59448	FALLS	12	NM00521	ERDC	August 19, 1949	November 1, 2026	20.6	50.68	105M14	724	41566	Mayo
59449	FALLS	13	NM00522	ERDC	August 19, 1949	November 1, 2026	21.9	52.68	105M14	725	41566	Mayo
59450	FALLS	14	NM00523	ERDC	August 19, 1949	November 1, 2026	19.8	49.01	105M14	726	41566	Mayo
59451	FALLS	15	NM00524	ERDC	August 19, 1949	November 1, 2026	20.7	50.79	105M14	727	41566	Mayo
61725	FALLOT		NM00525	ERDC	July 16, 1951	November 1, 2026	19	47.21	105M14	746	41566	Mayo
62248	KARIN		NM00526	ERDC	September 5, 1952	November 1, 2026	8.9	21.68	105M14	886	41862	Mayo
80227	VENUS FRACTION	1	NM00527	ERDC	July 3, 1957	November 7, 2026	8.2	20.35	105M14	1052	51000	Mayo
80228	VENUS FRACTION	2	NM00528	ERDC	July 3, 1957	November 7, 2026	10.6	25.66	105M14	1053	51000	Mayo
55271	ROSEMARY		NM00529	ERDC	November 9, 1943	November 9, 2026	19.6	47.83	105M14	538	41861	Mayo
13542	OUTCAST FRACTION		NM00530	ERDC	October 25, 1920	November 18, 2026	3.5	8.59	105M14	483	41913	Mayo
13094	OK FRACTION		NM00556	ERDC	June 9, 1920	November 2, 2027	3.3	7.76	105M14	1120	52069	Mayo
13591	SCOT		NM00557	ERDC	February 18, 1921	November 2, 2027	12	29.72	105M14	1112	52068	Mayo
13709	ROY		NM00558	ERDC	May 28, 1921	November 2, 2027	9.4	23	105M14	1111	52068	Mayo
15393	DONNIE		NM00559	ERDC	August 26, 1929	November 2, 2027	1.7	4.03	105M14	1101	52061	Mayo
16097	DAVID		NM00531	ARCC-SPR	December 8, 1925	November 2, 2027	11.1	27.66	105M14	455	41797	Mayo
38723	VIOLA		NM00560	ERDC	August 14, 1931	November 2, 2027	2.9	7.05	105M14	1113	52068	Mayo
55022	RANDO		NM00561	ERDC	October 28, 1936	November 2, 2027	5.7	14.12	105M14	457	54073	Mayo
55206	PEARL		NM00562	ERDC	October 30, 1941	November 2, 2027	18.7	46.45	105M14	1119	52069	Mayo
55319	ELI		NM00563	ERDC	February 19, 1945	November 2, 2027	5.9	15.1	105M14	458	41796	Mayo
55420	CROESUS		NM00564	ERDC	May 27, 1946	November 2, 2027	12.9	31.69	105M14	849	41919	Mayo
55426	WILDCAT		NM00532	ARCC-SPR	June 3, 1946	November 2, 2027	5.4	13.12	105M14	762	41565	Mayo
55429	BALTO		NM00533	ARCC-SPR	June 6, 1946	November 2, 2027	21	51.61	105M14	763	41565	Mayo
55433	SUNRISE		NM00534	ARCC-SPR	June 20, 1946	November 2, 2027	12.9	31.84	105M14	764	41565	Mayo
55445	SOLOMAN		NM00535	ARCC-SPR	August 16, 1946	November 2, 2027	16	39.23	105M14	456	41797	Mayo
55446	SOL		NM00536	ARCC-SPR	August 21, 1946	November 2, 2027	18.7	45.97	105M14	467	41802	Mayo
55519	WILLOW		NM00537	ARCC-SPR	February 4, 1947	November 2, 2027	13.6	33.74	105M14	765	41565	Mayo
55520	THUNDER BIRD		NM00538	ARCC-SPR	February 4, 1947	November 2, 2027	14.5	35.66	105M14	766	41565	Mayo
55582	HECLA		NM00565	ERDC	March 20, 1947	November 2, 2027	10.3	25.18	105M14	894	42101	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
55583	NIKKA		NM00566	ERDC	March 20, 1947	November 2, 2027	5	12.37	105M14	874	41874	Mayo
55585	DIXIE		NM00567	ERDC	March 20, 1947	November 2, 2027	5.9	14.46	105M14	875	41874	Mayo
55592	FOX		NM00539	ARCC-SPR	March 28, 1947	November 2, 2027	4.5	10.98	105M14	768	41565	Mayo
55593	GRETA		NM00540	ARCC-SPR	March 28, 1947	November 2, 2027	16.8	41.12	105M14	769	41565	Mayo
56590	MIKE		NM00568	ERDC	August 18, 1948	November 2, 2027	8.3	20.48	105M14	1116	52069	Mayo
59275	QUAIL		NM00541	ARCC-SPR	June 22, 1949	November 2, 2027	12.1	29.67	105M14	770	41565	Mayo
59387	PUEBLO		NM00569	ERDC	July 29, 1949	November 2, 2027	19.2	46.99	105M14	1102	52062	Mayo
59419	ELI	2	NM00570	ERDC	August 8, 1949	November 2, 2027	14.2	34.86	105M14	459	41800	Mayo
59519	EVY		NM00542	ARCC-SPR	November 30, 1949	November 2, 2027	12.2	30.22	105M14	767	41565	Mayo
59534	BUNKER		NM00543	ARCC-SPR	April 1, 1950	November 2, 2027	12.9	31.98	105M14	915	42086	Mayo
59535	BUNKER NO.	1	NM00544	ARCC-SPR	April 1, 1950	November 2, 2027	10.2	25.1	105M14	916	42086	Mayo
59645	DAISY FRACTION		NM00545	ARCC-SPR	July 22, 1950	November 2, 2027	6.8	16.57	105M14	468	41797	Mayo
59683	ROCK		NM00546	ARCC-SPR	September 19, 1950	November 2, 2027	20.9	51.59	105M14	896	42101	Mayo
59764	MIKE		NM00571	ERDC	September 26, 1950	November 2, 2027	15.1	37.68	105M14	892	42101	Mayo
59795	BUCKO		NM00572	ERDC	October 2, 1950	November 2, 2027	12.8	31.35	105M14	895	42101	Mayo
59796	CHARITY		NM00573	ERDC	October 2, 1950	November 2, 2027	5.5	12.26	105M14	898	42101	Mayo
59824	QUAIL FRACTION		NM00547	ARCC-SPR	October 2, 1950	November 2, 2027	4.4	10.38	105M14	771	41565	Mayo
59932	DUDE		NM00548	ARCC-SPR	October 11, 1950	November 2, 2027	4.7	11.31	105M14	772	41565	Mayo
61021	DOT		NM00574	ERDC	October 27, 1950	November 2, 2027	0.1	0.17	105M14	1118	52069	Mayo
61598	JIB NO.	2	NM00549	ARCC-SPR	May 25, 1951	November 2, 2027	3	7.06	105M14	773	41565	Mayo
61599	DON FRACTION		NM00550	ARCC-SPR	May 25, 1951	November 2, 2027	1.9	4.21	105M14	863	41877	Mayo
61600	GROUSE		NM00551	ARCC-SPR	May 25, 1951	November 2, 2027	1.8	4.2	105M14	864	41877	Mayo
61601	TARM		NM00552	ARCC-SPR	May 25, 1951	November 2, 2027	1.8	4.26	105M14	781	41547	Mayo
61877	FOX		NM00553	ARCC-SPR	August 15, 1951	November 2, 2027	3.6	8.52	105M14	749	41565	Mayo
61916	EVY		NM00554	ARCC-SPR	August 29, 1951	November 2, 2027	1.2	2.89	105M14	899	42101	Mayo
61976	ROZ FRACTION		NM00575	ERDC	September 19, 1951	November 2, 2027	5.1	12.5	105M14	804	42220	Mayo
62132	AGRAM		NM00555	ARCC-SPR	June 17, 1952	November 2, 2027	2.7	6.71	105M14	866	41854	Mayo
62235	NM		NM00576	ERDC	August 27, 1952	November 2, 2027	2.9	7.39	105M14	1117	52069	Mayo
80346	INCA FRACTION		NM00577	ERDC	April 30, 1959	November 2, 2027	15.5	38.88	105M14	1007	50298	Mayo
80347	FILL		NM00578	ERDC	June 10, 1959	November 2, 2027	20.4	50.63	105M14	1047	50966	Mayo
80357	HAP		NM00579	ERDC	July 21, 1959	November 2, 2027	3.4	8.34	105M14	1048	50966	Mayo
80358	CLOSURE		NM00580	ERDC	July 21, 1959	November 2, 2027	9.8	23.04	105M14	1049	50966	Mayo
80359	FINAL		NM00581	ERDC	July 21, 1959	November 2, 2027	10.9	26.62	105M14	1050	50966	Mayo

ALEXCO RESOURCE CORP.					KENO HILL PROPERTY
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
80360	OBOE		NM00582	ERDC	July 22, 1959	November 2, 2027	2.7	6.8	105M14	979	50274	Mayo
80361	GNAT		NM00583	ERDC	July 22, 1959	November 2, 2027	0.392	0.9	105M14	977	50274	Mayo
80517	GAIL FRACTION		NM00584	ERDC	August 4, 1960	November 2, 2027	5.4	13.09	105M14	1106	52064	Mayo
80518	WREN FRACTION		NM00585	ERDC	August 4, 1960	November 2, 2027	2.7	6.61	105M14	1107	52064	Mayo
80561	KANGAROO FRACTION		NM00586	ERDC	October 25, 1960	November 2, 2027	15.6	38.19	105M14	1109	52066	Mayo
81139	JEFFY FRACTION		NM00587	ERDC	May 31, 1962	November 2, 2027	3.5	8.93	105M14	1125	52072	Mayo
81228	JENNY FRACTION		NM00588	ERDC	June 28, 1962	November 2, 2027	1.5	3.67	105M14	1123	52071	Mayo
82289	LITE FRACTION		NM00589	ERDC	August 7, 1962	November 2, 2027	2.1	5.08	105M14	1105	52063	Mayo
83003	JENNY TOO FRACT		NM00590	ERDC	June 12, 1963	November 2, 2027	18.7	46.04	105M14	1124	52071	Mayo
83004	NIP FRACTION		NM00591	ERDC	June 12, 1963	November 2, 2027	6.3	14.83	105M14	1121	52070	Mayo
83010	NORTH FRACTION		NM00592	ERDC	June 25, 1963	November 2, 2027	6.4	3.67	105M14	1122	52070	Mayo
83011	ADAM FRACTION		NM00593	ERDC	July 9, 1963	November 2, 2027	0.85	2.09	105M14	1103	52062	Mayo
83012	CATHY FRACTION		NM00594	ERDC	July 9, 1963	November 2, 2027	3	7.07	105M14	1104	52062	Mayo
83023	STONE FRACTION		NM00595	ERDC	July 16, 1963	November 2, 2027	3	7.38	105M14	1114	52068	Mayo
56406	LOUIS	2	NM00596	ERDC	April 18, 1947	November 26, 2027	10.4	25.84	105M14	478	41778	Mayo
59485	EDITH-CAVELL	8	NM00597	ERDC	September 6, 1949	November 26, 2027	6.6	16.4	105M14	736	41559	Mayo
56473	CORA		NM00601	ERDC	August 25, 1947	July 22, 2028	1.2	2	105M14	872	41877	Mayo
62723	UK	1	NM00606	ERDC	March 29, 1955	April 30, 2029	20.9	51.55	105M14	1127	52865	Mayo
62724	UK	2	NM00607	ERDC	March 29, 1955	April 30, 2029	19.5	48.35	105M14	1128	52865	Mayo
62729	UK	7	NM00608	ERDC	March 29, 1955	April 30, 2029	20.9	51.65	105M14	1133	52865	Mayo
62730	UK	8	NM00609	ERDC	March 29, 1955	April 30, 2029	15.1	37.97	105M14	1134	52865	Mayo
62735	UK	13	NM00610	ERDC	March 29, 1955	April 30, 2029	12	29.43	105M14	1139	52865	Mayo
62736	UK	14	NM00611	ERDC	March 29, 1955	April 30, 2029	19.6	47.75	105M14	1140	52865	Mayo
62835	UK	15	NM00612	ERDC	July 8, 1955	April 30, 2029	20.2	49.76	105M14	1141	52865	Mayo
62836	UK	16	NM00613	ERDC	July 8, 1955	April 30, 2029	23.1	56.47	105M14	1142	52865	Mayo
13558	LADUE		NM00603	ERDC	November 5, 1920	July 7, 2029	7.6	18.13	105M14	108	55064	Mayo
14332	TRIANGLE		NM00604	ERDC	October 18, 1921	July 11, 2029	0.3	0.09	105M14	100	55064	Mayo
14404	WILLIAM FOURTH		NM00605	ERDC	November 5, 1921	July 11, 2029	0.11	0.26	105M14	125	55064	Mayo
55479	IDOL		NM00602	ERDC	January 24, 1947	July 22, 2029	19.1	47.02	105M14	495	41798	Mayo
62992	JUNE		3351	ERDC	July 11, 1956	August 21, 2029	5.8	14.29	105M14	1170	53032	Mayo
13182	POCA PLATA		3352	ERDC	June 21, 1920	September 30, 2029	14.8	36.81	105M14	107	55064	Mayo

This is Schedule “A2” to the
Silver Purchase Agreement between Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Mining Properties –Surface Rights

Surface Leases

DOCUMENT NO.	DATE ISSUED	TERM
105M13-0000-00001	March 1989	30 Years
105M13-0000-00002	April 1989	30 Years
105M13-0000-00009	March 1989	30 Years
105M14-0000-00002	January 1989	30 Years
105M14-0000-00010	January 1989	30 Years
105M14-0000-00011	December 1988	30 Years

Fee Simple Lands

LOT NO.	GROUP NO.	PLAN NO.
963	1054	23000
956	1054	21589
960	1054	21884

Crown Grants

LOT NO.	GROUP NO.	PLAN NO.	TITLE	DESCRIPTION
13	1054	15165	#2001Y0961A	Silver King Mineral Claim
14	1054	15165	#2001Y0961B	Adam Mineral Claim

This is Schedule “A3” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Map of the Mining Properties

This is Schedule “B” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Dispute Resolution

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.	Initiation of Arbitration Proceedings

(a)

If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

2.	Submission of Written Statements

(a)

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(i)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

	(ii)	Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

	(iv)	After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

2

3.	Meetings and Hearings

(a)

The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)	The decision shall determine and award costs.

(d)

The decision shall be final and binding on the Parties and shall not be subject to any appeal or review procedure provided that the Arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs on a solicitor/client basis, all reasonable expenses incurred by such other Party and related to such court proceeding.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i) determine any question of law arising in the arbitration;

(ii) determine any question as to the Arbitrator’s jurisdiction;

(iii) determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv) order any Party to furnish further details of that Party’s case, in fact or in law;

3

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

This is Schedule “C” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Bellekeno Mining Properties

ALEXCO RESOURCE CORP.					KENO HILL PROJECT - BELLEKENO AND ONEK PROPERTIES
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
YA17395	Lem	1		ARCC-SPR-BELLEKENO	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17396	Lem	2		ARCC-SPR-BELLEKENO	November 14, 1977	November 14, 2012	18		105M14			Mayo
YA17397	Lem	3		ARCC-SPR-BELLEKENO	November 14, 1977	November 14, 2012	18		105M14			Mayo
YC56115	K	88 F		ARCC - BELLEKENO	June 13, 2007	December 31, 2012	18		105M14			Mayo
14081	WHIPSAW		OM00011	ERDC - BELLEKENO	July 23, 1921	December 15, 2017	8.6	20.67	105M14	163	55050	Mayo
14327	EUREKA		2227	ERDC - BELLEKENO	October 11, 1921	December 15, 2017	9	22.5	105M14	164	55050	Mayo
16087	EXTENSION		2226	ERDC - BELLEKENO	November 24, 1925	December 15, 2017	15.4	38.01	105M14	173	55050	Mayo
16170	NOD FR.		2225	ERDC - BELLEKENO	July 13, 1926	December 15, 2017	0.85	2	105M14	461	41801	Mayo
38730	SILVER FR.		2223	ERDC - BELLEKENO	September 16, 1931	December 15, 2017	2.5	6.32	105M14	463	41801	Mayo
55120	CHANCE		2222	ERDC - BELLEKENO	November 28, 1938	December 15, 2017	14.4	35.43	105M14	464	41801	Mayo
55327	SAM		2221	ERDC - BELLEKENO	October 16, 1945	December 15, 2017	16.6	41.3	105M14	465	41801	Mayo
55333	DOE		2220	ERDC - BELLEKENO	October 16, 1945	December 15, 2017	1.7	3.94	105M14	466	41801	Mayo
56443	APEX FR.		OM00022	ERDC - BELLEKENO	July 15, 1947	December 15, 2017	8.1	2.09	105M14	462	41791	Mayo
13073	RAM		NM00042	ERDC - BELLEKENO	June 4, 1920	October 17, 2020	20.8	51.65	105M14	170	55050	Mayo
12838	TUNDRA		NM00043	ERDC - BELLEKENO	October 27, 1919	November 1, 2020	20.7	51.65	105M14	152A	18946	Mayo
16097	DAVID		NM00531	ARCC-SPR BELLEKENO	December 8, 1925	November 2, 2027	11.1	27.66	105M14	455	41797	Mayo
55426	WILDCAT		NM00532	ARCC-SPR BELLEKENO	June 3, 1946	November 2, 2027	5.4	13.12	105M14	762	41565	Mayo
55429	BALTO		NM00533	ARCC-SPR BELLEKENO	June 6, 1946	November 2, 2027	21	51.61	105M14	763	41565	Mayo
55433	SUNRISE		NM00534	ARCC-SPR BELLEKENO	June 20, 1946	November 2, 2027	12.9	31.84	105M14	764	41565	Mayo
55445	SOLOMAN		NM00535	ARCC-SPR BELLEKENO	August 16, 1946	November 2, 2027	16	39.23	105M14	456	41797	Mayo
55446	SOL		NM00536	ARCC-SPR BELLEKENO	August 21, 1946	November 2, 2027	18.7	45.97	105M14	467	41802	Mayo
55592	FOX		NM00539	ARCC-SPR BELLEKENO	March 28, 1947	November 2, 2027	4.5	10.98	105M14	768	41565	Mayo

This is Schedule “D” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Payment Notice

ELSA RECLAMATION & DEVELOPMENT COMPANY LTD.,
ALEXCO RESOURCE CANADA CORP. INSERT OTHER OWNERS

INSERT DATE

Silver Wheaton Corp.

Re: Payment Notice

Dear Sirs,

This Payment Notice is given pursuant to the Silver Purchase Agreement made as of INSERT DATE between (i) Silver Wheaton Corp. ("Silver Wheaton"), (ii) Elsa Reclamation & Development Company Ltd. and Alexco Resource Canada Corp. (collectively, the "Existing Owners"); and (iii) Alexco Resource Corp. ("Alexco"), as such agreement may be amended, supplemented or otherwise modified prior to the date hereof (the "Silver Purchase Agreement"). Capitalized terms, used but not otherwise defined herein, have the meanings given to them under the Silver Purchase Agreement.

1.	The Existing Owners hereby request the following Payment:

Amount	U.S. $-
Requested Payment Date	-
Payment Instructions	-

2.	The Existing Owners hereby represent and warrant to Silver Wheaton that:

(i)

attached hereto is a list and brief description of the costs and expenses (collectively, the "Current Costs") relating to the Project that the Payment will be used to pay or reimburse the Existing Owners and copies of all invoices relating to each item of Current Costs in excess of U.S. $200,000;

(ii)	the Current Costs (A) are Approved Project Costs, (B) are consistent with the Development Plan; and (C) have been paid or are now due and payable; and (D) are not in dispute;

(iii)	no previous Payment Notice has been delivered in connection with any Current Costs;

(iv)

after the payment of the Current Costs, the Payments remaining to be paid by Silver Wheaton, the balance in the Additional Equity Contribution Restricted Account, if any, and the funds available under the Permitted Initial Project Financing are sufficient to achieve Initial Completion by the Targetd Completion Date or December 31, 2011, as the case may be;

2

(v)	to the best of our knowledge and belief, Initial Completion will occur by the Targeted Completion Date or December 31, 2011, as the case may be;

(vi)

all of the representations and warranties made by the Existing Alexco Entities in the Silver Purchase Agreement and the Silver Wheaton Security Agreements are now, and shall be on the date that the Payment is made, true and correct in all material respects as of such date; and

(vii)

no breach or default, or any event or circumstance that with notice, the lapse of time of both would constitute a breach or default, by any Existing Alexco Entity under the Silver Purchase Agreement, any Silver Wheaton Security Agreements or any agreements relating to any Permitted Initial Project Financing has occurred and is continuing as of the date hereof or will have occurred and be continuing as of the date of that the Payment is made.

ELSA RECLAMATION & DEVELOPMENT
	COMPANY LTD.		ALEXCO RESOURCE CANADA CORP.

By		By
	Authorized Signing Officer		Authorized Signing Officer

This is Schedule “E” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Confirmation Certificate

ON LETTERHEAD OF INDEPENDENT PROJECT CONSULTANT

INSERT DATE

Silver Wheaton Corp.

Attention:           Gary Brown, Chief Financial Officer

Re: Confirmation Certificate

     This Confirmation Certificate is given in connection with (a) the Silver Purchase Agreement made as of INSERT DATE between (i) Silver Wheaton Corp. ("Silver Wheaton"), (ii) Elsa Reclamation & Development Company Ltd. and Alexco Resource Canada Corp. (collectively, the "Existing Owners"); and (iii) Alexco Resource Corp. ("Alexco"), as such agreement may be amended, supplemented or otherwise modified prior to the date hereof (the "Silver Purchase Agreement"); and (b) the attached Payment Notice (the "Current Payment Notice"). Capitalized terms, used but not otherwise defined herein, have the meanings given to them under the Current Payment Notice.

     We confirm and certify that (i) the representations and warranties made by the Existing Owners in paragraphs 2(ii) and (iii) are true and correct; (ii) no previous Payment Notice has been issued by the Existing Owners in relation to the items certified for payment in the Current Payment Notice; and (iii) to the best of our knowledge and belief the funds confirmed by the Senior Project Lenders and Silver Wheaton in the attached confirmation letters will be sufficient to achieve Initial Completion by the Targeted Completion Date or December 31, 2011, as the case may be.

Yours sincerely

SIGNATURE OF INDEPENDENT PROJECT CONSULTANT

This is Schedule “F” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]

This is Schedule “G” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

[PROPRIETARY TERMS – REDACTED FOR CONFIDENTIALITY]

This is Schedule “H” to the Silver Purchase Agreement between
Silver Wheaton Corp., Elsa Reclamation &
Development Company Ltd., Alexco Resource Canada Corp. and
Alexco Resource Corp.
dated October 2, 2008

Onek Mining Properties

ALEXCO RESOURCE CORP.					KENO HILL PROJECT - BELLEKENO AND ONEK PROPERTIES
Grant	Claim Name	Nbr	Lease	Owner	Record Date	Expiry Date	Hectares	Acres	NTS	Lot	Survey No.	District
14002	UPTON		NM00029	ERDC - ONEK	June 25, 1921	February 5, 2020	14.2	34.76	105M14	245	54073	Mayo
12965	LONE STAR		NM00030	ERDC - ONEK	March 1, 1920	February 20, 2020	16.2	39.93	105M14	244	54073	Mayo
13032	GALENA FARM		NM00193	ERDC - ONEK	May 6, 1920	March 22, 2023	18.3	45.4	105M14	69	18253	Mayo